As filed with the Securities and Exchange Commission on August 12, 2004.
Registration No. 333-116835

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Egenera, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3571	04-3507081
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

165 Forest Street

Marlborough, Massachusetts 01752
(508) 858-2600
(Address Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Robert M. Dutkowsky

Chairman, President and Chief Executive Officer
Egenera, Inc.
165 Forest Street
Marlborough, Massachusetts 01752
(508) 858-2600
(Name, Address Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Mark G. Borden, Esq. Peter B. Tarr, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Thomas F. Sheehan Senior Vice President and Chief Financial Officer Egenera, Inc. 165 Forest Street Marlborough, Massachusetts 01752 (508) 858-2600	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 12, 2004.

                            Shares

Common Stock

          This is an initial public offering of shares of common stock of Egenera, Inc.

          Egenera, Inc. is offering                      of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                      shares. Egenera, Inc. will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

          Prior to this offering, there was no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $           and $          . Application has been made for quotation on The NASDAQ National Market under the symbol “EGEN.”

          See “Risk Factors” beginning on page 8 to read about factors you should consider before buying the shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting		Proceeds to
		Discounts and	Proceeds to	the Selling
	Price to Public	Commissions	Egenera	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

          To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from                     at the initial public offering price less underwriting discounts and commissions.

          The underwriters expect to deliver the shares against payment in New York, New York on                      , 2004.

Credit Suisse First Boston	Goldman, Sachs & Co.

JPMorgan

SG Cowen & Co.	Wachovia Securities

Prospectus dated                 , 2004.

Graphic appearing on inside front cover-Centered across the top are the words “Egenera, Inc.” Immediately below this, also centered, are the words “Utility Computing through Datacenter Virtualization.

In the middle of the page is a graphical user interface, or GUI. In the middle of the GUI are four lines of text superimposed on a blue oval. This text reads:

“Utility Computing
through Datacenter Virtualization:
Egenera PAN Manager
Software”

Surrounding the blue oval are a series of callouts evenly positioned around the edges of the GUI. These callouts read:

“Security Strategies
Management Consoles
Virtual Hardware
Clustering
Self-correcting Diagnostics
Logical Partitions
Failover Strategies
Peak-load Strategies
Solution Stacks”

Above the GUI and below the line of text which reads “Utility Computing through Datacenter Virtualization” are three horizontally rectangular boxes. Text inside each box reads “Business Applications.” Behind each box is a series of identical boxes, minus the text, which appear to fade into infinity. Below each box is a double-headed arrow connecting the box to the top of GUI.

Horizontally below the GUI are three blue ovals designed to resemble pools of water. Below each pool is text. From left to right this text reads:

“Commodity Processing Pool
Commodity Storage Pool
Commodity Network Pool”

Above each pool is a double-headed arrow connecting the pool to the bottom of the GUI.

We introduced a new approach to enterprise computing with our BladeFrame system, which enables our customers to dynamically allocate computing resources on an as-needed basis. Our unique PAN architecture creates a utility computing environment by disaggregating processing, storage and networking resources into pooled assets. These resources come together to support a software application and, when no longer required, are released into the asset pools for use by other software applications.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

      This summary highlights material information contained in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and accompanying notes included in this prospectus, before making an investment decision. Unless otherwise stated, all references in the prospectus to “us,” “our,” “Egenera,” “we,” “the company” and similar designations refer to Egenera, Inc. and its wholly-owned subsidiaries.

Our Business

Overview

      Egenera designs, markets and supports a unique computing platform which enables enterprises to implement utility computing. Utility computing is an emerging model in which datacenter computing resources can be dynamically allocated as needed to run software applications. We believe that utility computing represents the next major transformation of the corporate datacenter computing environment, comparable to the impact of mainframes and distributed computing in prior decades. Our flagship product, the Egenera BladeFrame system, combines our unique virtualization and management software, which we refer to as PAN Manager software, with our innovative hardware platform to enable utility computing. Our virtualization technology replaces traditional datacenter hardware components with software equivalents so that they can be dynamically assigned and centrally managed. This technology enables enterprises to securely and effectively share and manage datacenter resources across applications, reducing the need for dedicated servers and accompanying network infrastructure. In addition, our system can provide data for customers who wish to build the capability to track actual usage of computing resources by business units within the enterprise. With our technology, our customers are able to simplify their datacenter environments, reduce capital and operational costs and achieve greater business agility.

      Our BladeFrame system provides an integrated platform for utility computing and is based on our unique architecture, which we refer to as a processing area network, or PAN. This architecture disaggregates the processing, storage and networking resources that are traditionally housed in individual servers into pooled assets. The BladeFrame system combines our PAN Manager software, an integrated high-speed network and blade servers based on Intel processors. The system is designed to support mission-critical software applications running on the Linux and Microsoft Windows Server 2003 operating systems. Our virtualization technology enables any server in the BladeFrame system to run Linux- or Windows Server 2003-based applications at any time without the labor- and time-intensive recabling and reconfiguration of datacenter hardware components needed with traditional servers. This capability allows customers to reallocate processing capacity as needed to increase resource utilization and to cost-effectively provide backup and disaster-recovery services. The management functionality of PAN Manager software provides features such as failover, security, clustering, partitioning and resource management. The BladeFrame system is physically simple and easy to install and substantially reduces datacenter complexity by eliminating most cabling and consolidating connections to data communications and storage networks.

      We first marketed our BladeFrame system to enterprise customers in industries considered to be early adopters of information technology, such as financial services firms and Internet service providers. We currently market our products to companies in a broad range of industries, including telecommunications, information technology services and healthcare, as well as to government agencies. Within the United States, our sales model is primarily direct, although we use resellers and systems integrators to sell to the federal government. In Europe, we use both a direct sales force and resellers. Our sales in Asia are through regional resellers, with local channel support provided by us.

      We provide our customers with comprehensive support services, including maintenance, installation and training, to help them maximize the benefits of our BladeFrame system to their enterprises. Our customer service organization provides hardware and software support services to customer sites worldwide, 24 hours a day, 365 days a year, to help ensure that our products remain highly available and operate efficiently. These services are delivered through a combination of remote and on-site service, both directly by us and through our authorized service providers. At the option of the customer, we also use automated remote support features designed into our systems to continuously monitor, diagnose and resolve issues.

Our Industry

      While the demands on datacenter computing infrastructure continually increase, traditional datacenter architecture has not changed materially for decades. A traditional server contains many datacenter hardware components and connections, which prevent the server from being repurposed, or used by other software applications, without recabling and reconfiguring server, network and storage resources. As a result, enterprises typically purchase a dedicated server for each software application and buy for peak demand even if the average capacity required to run that application is considerably less than the total processing capacity of the server. Enterprises also typically purchase a backup server for mission-critical applications to provide dedicated processing capacity to replace the primary server in the case of failure. Backup servers are often allocated on a one-to-one basis due to the inflexibility of traditional servers and the mission-critical nature of the software applications they support. By definition, these backup servers are almost always running at zero utilization. Many businesses are establishing further redundancy for disaster recovery, requiring additional infrastructure in alternate locations, adding even more cost and complexity. Additionally, an enterprise must interconnect its infrastructure through a complex network of switches and cabling, which is also typically built on a redundant basis to avoid any single point of failure. The result is often an enterprise with underutilized assets and a growing staff of information technology professionals to manage a complex and inefficient datacenter environment.

      Enterprises increasingly demand more flexible datacenter infrastructure that can deliver improved service levels to both business units and customers at the same time as they attempt to lower total cost of ownership of their datacenters. We view total cost of ownership as the direct and indirect costs incurred over the life of datacenter equipment, including acquisition, or capital costs, and the deployment, operation, support and retirement costs, or operational costs. We believe our BladeFrame system meets these important customer goals in a differentiated manner. Therefore, we believe there is a significant market opportunity for our platform to become the foundation of the next-generation datacenter.

Our Solution

      We introduced a new approach to enterprise computing with our BladeFrame system, which enables our customers to dynamically allocate computing resources on an as-needed basis. Our unique PAN architecture creates a utility computing environment by disaggregating processing, storage and networking resources into pooled assets. These resources come together to support a software application and, when no longer required, are released into the asset pools for use by other software applications. Our PAN Manager software enables this through its integrated management capabilities and by replacing traditional hardware components such as internal disk, network interfaces and switches, storage interfaces and keyboard/video/mouse switches with software equivalents. In particular, the virtualization of internal disk and network and storage interfaces, which typically create a fixed identity by which a server is known to data communication and storage networks, is what allows any BladeFrame server to be dynamically repurposed and assigned any server identity on an as-needed basis. A BladeFrame system can accommodate up to 24 servers of varying configurations. An individual BladeFrame server consists of a processing unit called a processing blade plus the virtual software components that have been assigned to the processing blade. We believe our BladeFrame system creates the following benefits:

•	Architectural flexibility and increased utilization. The interchangeable nature of processing blades in a BladeFrame system enables our PAN Manager software to increase server utilization by repurposing the same processing blade to run different software applications on an as-needed basis.

•	Cost-effective high availability and disaster recovery. Since a processing blade can assume any server identity, our PAN Manager software can redeploy the identity of a failed blade on to any other blade. This capability minimizes downtime and delivers high availability for enterprise software applications, without requiring a backup blade for every primary blade. A similar approach can be applied across BladeFrame systems for disaster recovery.

•	Physical simplicity. Our BladeFrame system virtualizes datacenter hardware components, eliminates cabling from individual servers and consolidates connections to data communications and storage networks. This simplifies datacenter environments, reduces space requirements and minimizes failure points, thereby reducing capital and operational costs.

•	Ease of management. Our products are easy to install and can be integrated into a customer’s current datacenter environment. Through PAN Manager software, servers can be configured, deployed or repurposed in minutes, reducing application time-to-market and lowering ongoing operational costs.

•	Open, scalable and upgradeable system. Our BladeFrame system uses Intel processors and supports both the Linux and Microsoft Windows Server 2003 operating systems. Processing capacity can be increased or decreased by adding or removing processing blades while the system is running. As faster processors become available, customers can upgrade easily by adding new processing blades to their existing BladeFrame systems.

Our Strategy

      Our objective is to become the industry leader in utility computing. We believe that our ability to lower our customers’ datacenter total cost of ownership and improve their business agility will enable us to achieve this goal. We seek to reach this objective by employing the following key strategies:

•	Maintain a leadership position in utility computing by monitoring and anticipating the evolving needs of our customers and continuing to develop products to meet these needs

•	Expand our customer base and increase sales to existing customers

•	Enhance our ability to address customers’ comprehensive needs through additional relationships with independent software vendors and complementary technology providers

•	Accelerate our growth by expanding relationships with resellers, systems integrators and original equipment manufacturers

•	Continue to deliver premier customer service

•	Attract, hire and retain a highly skilled team of professionals

Concurrent Private Placement

      Concurrent with this offering, we are offering an additional                      shares of our common stock to private equity funds managed by two of our existing venture capital investors, Crosslink Capital, Inc. and Technology Crossover Ventures, which we refer to as our subscription holders in this prospectus, pursuant to the terms of an IPO allocation agreement, dated as of December 22, 2003. Under this agreement, the subscription holders each have the right to purchase from us that number of shares as is sufficient to enable them to maintain their current respective ownership percentages in our company, after giving effect to the number of shares of common stock we sell in this offering but not including any shares we sell to the underwriters pursuant to their option to purchase                      additional shares. The purchase price in the concurrent private placement will be $          per share, representing the initial public offering price on the cover of this prospectus, less underwriting discounts and commissions. The offering to the subscription holders will be effected in a concurrent private placement at the time we close this offering. This prospectus shall not be deemed to be an offer to sell, or a solicitation of an offer to buy, any securities in the concurrent private placement.

Early Stage Company

      We are an early stage company and an investment in our common stock involves risks. We have a limited operating history, have incurred losses in every quarter since our inception and have an accumulated deficit of $127.8 million as of March 31, 2004. In addition, utility computing is still in its infancy and we operate in an industry characterized by rapid change. For a discussion of the factors you should consider before deciding to invest in our stock, see the section of this prospectus entitled “Risk Factors” beginning on page 8.

Company Information

      We were incorporated in Delaware in March 2000. Our principal offices are located at 165 Forest Street, Marlborough, Massachusetts 01752. The telephone number of our principal executive offices is (508) 858-2600. Our Internet address is www.egenera.com. The information contained on our website is not incorporated by reference and should not be considered a part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

      Trademarks or service marks appearing in this prospectus are the property of their respective holders. Egenera, Egenera stylized logos and BladeFrame are registered trademarks of Egenera in the United States and other countries. BladePlane, cBlade, Control Blade, PAN Manager, pBlade, Processing Blade, sBlade and Switch Blade are unregistered trademarks of Egenera in the United States and other countries. All other product names, service marks and trademarks mentioned herein are trademarks of their respective owners.

The Offering

Common stock offered by Egenera in this offering	shares

Common stock offered by the selling stockholders in this offering	shares

Common stock to be purchased by the subscription holders in the concurrent private placement	shares

Common stock to be outstanding after this offering and the concurrent private placement	shares

Use of proceeds	We intend to use our net proceeds from this offering and the concurrent private placement to expand our sales and marketing force, fund research and development, continue to build our customer service organization and for working capital requirements, capital expenditures and general corporate purposes. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Proposed NASDAQ National Market symbol	EGEN

      The common stock outstanding after this offering is based on the number of shares outstanding as of June 30, 2004 and excludes:

•	16,025,651 shares of common stock issuable upon the exercise of outstanding stock options under our 2000 stock option/stock issuance plan, or 2000 equity plan, and our 2001 California stock option/stock issuance plan, or 2001 equity plan, as of June 30, 2004, at a weighted-average exercise price of $1.26 per share;

•	shares of common stock available for future issuance or grant under our 2004 stock incentive plan, or 2004 equity plan, as of June 30, 2004; and

•	1,724,754 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2004, at a weighted-average exercise price of $1.29 per share.

      Except as otherwise noted or the context otherwise requires, we have presented information in this prospectus based on the following assumptions:

•	a one-for- reverse split of all of our outstanding shares of common stock to be effected immediately prior to the date of this prospectus;

•	the purchase by the subscription holders of an aggregate of shares of our common stock in the concurrent private placement at an assumed offering price of $ per share;

•	the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 103,282,826 shares of common stock upon the closing of this offering;

•	no exercise by the underwriters of the option to purchase up to an additional shares of common stock in this offering; and

•	the adoption by our board of directors and stockholders of our restated certificate of incorporation and our amended and restated by-laws.

Summary Consolidated Financial Data

      The tables below summarize our consolidated financial data for the periods presented. We prepared this information using our consolidated financial statements for each of the periods presented. The data below is qualified by reference to the other financial statements and accompanying notes included in this prospectus. You should read the following information in conjunction with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included in this prospectus.

      The as adjusted consolidated balance sheet data as of March 31, 2004 gives effect to:

•	the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 103,282,826 shares of common stock upon the closing of this offering;

•	the issuance and sale of shares of common stock in this offering, less underwriting discounts and commissions and estimated offering expenses we will pay, assuming an offering price of $ per share; and

•	the issuance and sale of shares of common stock in the concurrent private placement, less estimated expenses we will pay, assuming an offering price of $ per share.

	Period from
	March 1,
	2000				(Unaudited)
	(inception)				Three Months Ended
	through	Year Ended December 31,			March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$—	$179	$12,978	$41,229	$6,923	$20,332
Gross profit	—	(291)	3,770	16,755	2,420	6,782
Loss from operations(1)	(4,901)	(24,387)	(41,333)	(36,780)	(10,488)	(18,606)
Net loss(1)	(4,758)	(23,818)	(40,805)	(37,122)	(10,403)	(18,803)
Net loss attributable to common stockholders(1)	(4,758)	(26,813)	(47,038)	(44,798)	(12,296)	(21,292)
Net loss per common share — basic and diluted	$(2.01)	$(3.49)	$(3.62)	$(2.75)	$(0.79)	$(1.09)
Shares used in computing basic and diluted net loss per common share	2,363	7,690	12,981	16,285	15,527	19,604
Pro forma net loss per share — basic and diluted (unaudited)(2)				$(0.34)		$(0.15)
Shares used in computing basic and diluted pro forma net loss per share (unaudited)(2)				108,650		122,887

(1)	Includes stock-based compensation of $12 in the period ended December 31, 2000; $170, $13,693 and $8,959 in the years ended December 31, 2001, 2002 and 2003, respectively; and $2,274 and $13,506 in the three months ended March 31, 2003 and 2004, respectively.

(2)	Pro forma information assumes the conversion of all outstanding shares of our convertible preferred stock into common stock, which will occur automatically upon the closing of this offering.

	(Unaudited)
	March 31, 2004

	Actual	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,653
Working capital	30,064
Total assets	61,654
Long-term debt, net of current portion	38
Redeemable convertible preferred stock	142,928
Total stockholders’ equity (deficit)	(106,165)

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related To Our Business

Our limited operating history makes it difficult to evaluate our business and prospects and may increase your investment risk.

      We commenced operations in March 2000 and our first product sale occurred in December 2001. As a result, we have only a limited operating history upon which you can evaluate our business and prospects. Although we have experienced significant revenue growth, we may not be able to sustain this growth or achieve or maintain profitability. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries. Some of these risks include the need to:

•	attract new customers and maintain current customer relationships;

•	continue to develop, upgrade and expand our product line and our virtualization and management software technologies;

•	respond quickly and effectively to competitive pressures;

•	offer competitive pricing or provide discounts to customers in order to win business;

•	manage our expanding operations;

•	maintain adequate control of our expenses;

•	diversify our sources of revenue;

•	maintain adequate internal controls and procedures;

•	maintain our reputation, build trust with our customers and further establish our brand; and

•	identify, attract, retain and motivate qualified personnel.

      If we do not successfully address these risks, our business, financial condition and results of operations will be adversely affected.

We have incurred losses in every quarter since our inception. If we do not generate significant revenues and control our costs, we may not achieve profitability. Even if we achieve profitability, it may not be sustainable.

      We have incurred significant losses since our inception in March 2000. At March 31, 2004, our accumulated deficit was $127.8 million. We have generated only a relatively small amount of revenues to date and we expect that our annual operating expenses will increase over the next several years as we expand our research and development, sales and marketing, and customer service and support efforts. To become profitable, we must successfully control our operating expenses while increasing our revenues through sales of our products and related services. We may never generate significant revenues and, even if we do generate significant revenues, we may never achieve profitability. Even if we achieve profitability, it may not be sustainable in subsequent periods.

If the market for utility computing and the adoption of Linux and Microsoft Windows Server 2003 and its successors do not continue to develop as we expect, the demand for our products may not grow as we anticipate.

      Utility computing is still in its infancy and companies in the information technology industry, including us, have only recently begun to offer utility computing products. Adoption of our technology to enable utility computing requires customers to run their business applications in a new and innovative, but largely untested, datacenter model. We cannot assure you the markets for utility computing and for our products will continue to grow as we anticipate, or at all.

      We believe that Linux and Microsoft Windows Server 2003 and its successors will become the dominant operating systems in the enterprise datacenter. Since our products support these operating systems, if enterprises do not increasingly adopt Linux and Microsoft Windows Server 2003 and its successors, the market for our products may not grow as we anticipate and our future revenues could be adversely affected.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline.

      Our prior operating results have fluctuated due to a number of factors. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. If our operating results do not meet the expectations of market analysts or investors in future periods, our stock price may fall.

      Factors that may affect our quarterly operating results include the following:

•	addition of new customers or the loss of existing customers;

•	our ability to sell additional products and services to existing customers;

•	our ability to enhance our products with new and better functionality;

•	length of our product sales cycle;

•	timing of delivery of our products;

•	productivity and growth of our sales force;

•	seasonality in demand for our products;

•	new product announcements or introductions by our competitors;

•	changes in pricing by us or our competitors or the need to provide discounts to customers to win business;

•	changes in the mix of products and services sold;

•	timing of investments in research and development related to new products or enhancements to existing products;

•	costs related to the acquisition and integration of companies, assets and technologies;

•	technology and intellectual property issues associated with our products; and

•	general economic trends, including changes in information technology spending or geopolitical events such as war or incidents of terrorism.

      Our operating expenses, which include sales and marketing, research and development, and general and administrative expenses, are to a large extent fixed in the short term or incurred in advance of anticipated revenues. If revenue falls below our expectations in any quarter, we may not be able to decrease our operating expenses in response in a timely manner and our operating results for that quarter could be harmed and, as a result, our stock price may fall.

Three of our largest customers, Credit Suisse First Boston, Goldman, Sachs & Co. and JPMorgan Chase Bank, are affiliated with some of the underwriters of this offering. Affiliates of Credit Suisse First Boston LLC and Goldman, Sachs & Co. are also some of our major stockholders and selling stockholders in this offering. Because of these various relationships with us, their interests in any of these capacities may conflict with yours as a stockholder.

      Three of our largest customers, Credit Suisse First Boston, Goldman, Sachs & Co. and JPMorgan Chase Bank are affiliates of our three lead managing underwriters, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., respectively.

•	In 2002, we derived 38% of our revenues from sales to these three customers, comprised of 26%, 12% and 0% to Credit Suisse First Boston, Goldman, Sachs & Co. and JPMorgan Chase Bank, respectively.

•	In 2003, we derived 45% of our revenues from sales to these three customers, comprised of 24%, 16% and 5% to JPMorgan Chase Bank, Goldman, Sachs & Co. and Credit Suisse First Boston, respectively.

•	In the three months ended March 31, 2004, we derived 47% of our revenues from sales to these three customers, comprised of 27%, 18% and 2% to Credit Suisse First Boston, JPMorgan Chase Bank and Goldman, Sachs & Co., respectively.

      In addition, investment funds affiliated with Credit Suisse First Boston LLC and Goldman, Sachs & Co. are among our major stockholders, and as selling stockholders, are selling an aggregate of                     shares in this offering.

•	Prior to this offering and the concurrent private placement, investment funds affiliated with Credit Suisse First Boston LLC owned approximately 10.4% of our common stock. Upon completion of this offering and the concurrent private placement, these funds will own approximately % of our common stock.

•	Prior to this offering and the concurrent private placement, investment funds affiliated with Goldman, Sachs & Co. owned approximately 9.3% of our common stock. Upon completion of this offering and the concurrent private placement, these funds will own approximately % of our common stock.

As a result, the interests of these stockholders as some of our largest customers could conflict with your interests as holders of our common stock. For example, in their capacity as customers, they would presumably favor lower prices for our products and services. While lower prices on products and services sold to some of our largest customers would likely reduce our revenues and our market capitalization and, therefore, the value of their ownership positions in us, it is possible that these customers who are also our stockholders will use their stock ownership to attempt to influence pricing and other matters. In addition, these stockholders could attempt to use their stock ownership to influence corporate actions in ways that conflict with the interests of our public stockholders, including in matters requiring stockholder approval. Also, as affiliated investment funds of these customers decrease their equity ownership in us pursuant to the sale of shares in this offering or in subsequent sales, it is possible that these customers may be less likely to make follow-on purchases of our products and services. This could adversely affect our future financial results.

      Credit Suisse First Boston LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are also underwriters of this offering. Because these firms are also some of our most significant customers, and because investment funds affiliated with Credit Suisse First Boston LLC and Goldman, Sachs & Co. are selling stockholders in this offering and will continue to be stockholders after the closing of the offering, it could be perceived that they have conflicts of interest and that, in fulfilling their underwriting responsibilities, their decisions and judgments might be influenced by the potential impact of such decisions and judgments on their other relationships with us.

      For detailed stock ownership information of holders of our capital stock, see “Principal and Selling Stockholders.” For a discussion of transactions we have entered into with related parties, see “Certain Relationships and Related Party Transactions” and note 13 to our consolidated financial statements included in this prospectus.

We depend on a single manufacturer, Celestica, Inc., to manufacture, assemble, test and ship our products. If our relationship with Celestica deteriorates, we may not be able to secure a second manufacturing source on a timely basis, on terms acceptable to us, or at all.

      We do not have, and currently do not intend to develop, the ability to manufacture our products. As a result, we rely on Celestica, an electronics manufacturing service provider, to manufacture, assemble, test and ship our products to our customers. We do not have a long-term contract with Celestica and our manufacturing relationship may be terminated by either party, at any time and without prior notice. In the event our arrangement with Celestica is terminated and we are unable to arrange for alternate third-party manufacturing of our products, on terms acceptable to us or at all, we may not be able to manufacture and distribute our products.

We depend on our BladeFrame system for substantially all of our revenues. If the market acceptance of our BladeFrame system does not continue, or if we are unsuccessful in introducing new products, we may not be able to achieve or sustain our anticipated growth.

      We sold our first BladeFrame system in December 2001. To date, we have not achieved widespread market acceptance of our BladeFrame system. Because we currently depend on sales of and service related to our BladeFrame system for substantially all of our revenues, if our BladeFrame products fail to achieve widespread market acceptance, we will not be able to sustain or grow our revenues. Furthermore, if we are unsuccessful in bringing new products to market, we may not grow our business and revenues as we expect.

We are substantially dependent on a small number of customers, many of whom operate in the financial services industry. If we are unable to diversify our customer base, our growth may be limited.

      Historically, we have been substantially dependent on sales we have made to a small number of customers, including affiliates of Credit Suisse First Boston LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., the three lead managing underwriters of this offering. In 2002, our three largest customers, Lehman Brothers Inc., Credit Suisse First Boston and Goldman, Sachs & Co., accounted for 89% of our revenues. In 2003, our three largest customers, America Online, JPMorgan Chase Bank and Goldman Sachs, accounted for 64% of our revenues. In the three months ended March 31, 2004, our three largest customers, Credit Suisse First Boston, America Online and JPMorgan Chase Bank, accounted for 70% of our revenues.

      Part of our strategy is to sell more products to our existing customers. However, we do not generally have contractual commitments for the purchase of any specific amount of products from our customers. Specifically, as we do not have any contractual commitments at present from Credit Suisse First Boston, Goldman, Sachs & Co. or JPMorgan Chase Bank, we cannot predict the timing or amount of any future purchases by these customers, if any. It is possible that notwithstanding the other relationships such firms have with us as stockholders and underwriters, they may elect to defer future purchases or discontinue them altogether. In particular, although we derived approximately $9.7 million of our revenues from sales to these three customers in the first three months of 2004, revenues from sales to these customers in subsequent three-month periods in 2004 may be substantially less. If we cannot maintain or replace these significant customers, or if they do not purchase products at levels or at the times that we anticipate, it will likely have a negative impact on our revenues.

      In addition, the business of many of our customers is concentrated in the financial services industry. In the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004, we derived approximately 92%, 62% and 61%, respectively, of our product revenue from customers in the financial services industry. Unfavorable economic conditions adversely impacting the financial services industry, which we believe would generally cause their information technology spending to decrease, could negatively impact these and other of our customers’ decisions to purchase our products and therefore could materially and adversely impact our business, financial condition and results of operations. We cannot assure you that we will achieve a sufficient level of industry diversification to mitigate the risks to our business associated with an economic downturn or other adverse development affecting the financial services industry and we may not grow as we anticipate.

If we fail to maintain a leadership position in the emerging utility computing market, our sales and competitive position will suffer and our results of operations will be harmed.

      Our future success will depend on our ability to maintain a leadership position in the emerging utility computing market. We must continue to enhance our current product line and improve our existing technology to satisfy the needs of our customers. We must also anticipate and rapidly address market changes and evolving customer demands by introducing new and innovative products in response to those changes and demands. If we fail in these endeavors, we could lose customers and our revenues may not grow as we anticipate or may decline.

We face intense competition from the leading enterprise computing companies in the world as well as from emerging companies. If we are unable to compete effectively, we might not be able to achieve sufficient market penetration while achieving or sustaining profitability.

      The market for enterprise computing products, including the emerging market for utility computing products, is highly competitive. Our most significant competitors, International Business Machines Corporation, Hewlett-Packard Company and Sun Microsystems, Inc., have announced utility computing initiatives. These competitors have substantially greater market presence and greater financial, technical, sales and marketing, manufacturing, distribution and other resources; longer operating histories; greater name recognition; a broader offering of products and services; and more established relationships with customers and other technology companies than we have. Many of our competitors have greater resources to devote to the development, promotion and sale of utility computing products than we do and, as a result, may be able to offer products that provide significant price or other advantages over those offered by us. For instance, our competitors have the ability to subsidize their losses through aggressive pricing strategies to undercut the pricing on our products.

      As utility computing evolves, we expect to encounter additional competitors, including companies in adjacent technology businesses such as storage and networking infrastructure and management, companies providing technology that is complementary to ours in functionality, such as datacenter-management software, and other emerging companies that may or may not yet have announced a utility computing product offering. Moreover, our current and potential competitors, including companies with whom we currently have strategic alliances, may establish cooperative relationships among themselves or with other third parties. If this occurs, new competitors or alliances may emerge that could negatively impact our competitive position.

Our products run mission-critical applications and are used in conjunction with technology from other vendors. Defects or bugs in our hardware or software, or in the hardware or software of other vendors used in conjunction with our products, could damage our reputation and lead to a loss of customers, a delay in market acceptance of our products, or significant damage claims against us.

      Our products may contain design defects or undetected errors or defects, known as bugs. Defects or bugs can arise at any point in a product’s life cycle, but are more common when a new product is introduced or when new versions or enhancements are released. Our products operate in conjunction with the products of other vendors in datacenter environments, including third-party operating systems and external storage systems. In the past, we have discovered defects and bugs in our products and expect that, despite our quality testing, they will be detected in our products in the future. In the event our products contain defects or bugs, or another vendor’s products contain defects or bugs that customers attribute to us, we may suffer significant adverse consequences, including:

•	negative publicity and damage to our reputation;

•	delay or deterioration in the market acceptance of our products;

•	loss of customers;

•	increased service and warranty expenses;

•	liability for breach of warranty, product liability and other claims against us and payment of damages, which could be significant as our products run mission-critical applications; and

•	diversion of our engineering, management and other resources.

      Currently, we carry limited product liability insurance, and any of these events could materially harm our business, financial condition and results of operations.

Our business, including the number of customers, employees and physical office locations, has grown rapidly since inception. If we fail to manage our growth effectively, we may incur higher costs and expenses than we anticipate and experience unforeseen inefficiencies.

      We have expanded rapidly since our inception in March 2000. For example, we have grown from 44 employees as of December 31, 2000 to 248 employees as of June 30, 2004. Our office locations have increased from 1 in 2000 to 11 worldwide as of June 30, 2004. This expansion has placed a significant strain on our management, personnel, systems and other resources. In addition, we expect that the potential growth in our customer base worldwide may result in the need for further expansion, including additional office locations, support facilities and employees. We also plan to continue to expand our research and development, sales and marketing, and customer service and support efforts.

      Our failure to expand operational and financial systems and implement or maintain effective internal controls and procedures required of a public company in a timely manner in response to our rapid growth could result in operating inefficiencies that will likely increase our costs and expenses more than we had planned. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, enhance existing products, develop new products, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan.

We encounter a long sales cycle in selling our products, which requires us to expend a significant amount of resources and could have an adverse effect on the amount, timing and predictability of future revenues.

      The sales cycle of our products, beginning from our first customer contact to closing of the sale, often ranges from six to twelve months. We may expend significant resources during the sales cycle and ultimately fail to close the sale. The success of our product sales cycle is subject to factors over which we have little or no control, including:

•	customer acceptance of our technology and our approach to utility computing;

•	the timing of our customers’ budget cycles and approval processes;

•	our customers’ existing use of, or willingness to adopt, Linux and Microsoft Windows Server 2003 and its successors;

•	our customers’ willingness to replace their existing servers or expand their processing capacity with our products;

•	the announcement or introduction of competing products;

•	established relationships between our competitors and our potential customers;

•	our customers’ budgetary constraints; and

•	economic downturns in the industries we serve.

      Customer decisions to purchase our products tend to be made by senior management and therefore our potential customers generally commit significant resources to evaluate our products. In turn, we expend substantial time, effort and money educating our current and prospective customers as to the value of our products, including in many instances the provision of evaluation BladeFrame systems. Even if we are successful in persuading lower level decision makers within our customers’ organizations of the benefits of our products, senior management can nonetheless elect not to buy our products after months of sales efforts by our employees or resellers. If we are unsuccessful in closing sales after expending significant resources or if we experience delays as discussed above, our future revenues and operating expenses will be materially adversely affected.

Our success depends in part on decisions by potential customers to replace their legacy server systems with our products.

      Our customers generally operate on existing legacy server systems acquired from vendors with whom they may have established relationships and in which they have often invested significant capital and other resources. Our success depends in part upon customers deciding to replace these systems with our products to run datacenter applications. Although these legacy systems may be inefficient and costly when compared to our products, customers may be hesitant to make dramatic changes to their datacenter systems, especially those that run mission-critical applications. The failure of our customers and potential customers to replace their legacy server systems and adopt our products could have a material adverse impact on our revenues.

We rely on third-party suppliers to provide critical components of our products, some of which are available from only one source. If our suppliers are not able to meet our demands and alternative sources are not available, the manufacture of our products will be significantly curtailed, or in some cases stalled.

      We purchase from third parties critical hardware and software components that are integrated into our products. Our industry has experienced component shortages and delivery delays in the past, and in the future we may experience shortages or delays of critical components as a result of strong demand in the industry or other factors. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results. Although in many cases we use standard components for our products, some of these components are available from only one source. For instance, we rely on Intel for our processors, Micron for our memory chips and other suppliers for critical components of the BladeFrame system. We currently do not have long-term supply contracts with any of our third-party suppliers and none of our third-party suppliers is obligated to supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order. There are significant risks associated with our reliance on these third-party suppliers, including:

•	potential price increases, in particular, those that we may not be able to pass on to our customers;

•	component shortages;

•	inability of third-party suppliers to increase production and achieve acceptable product yields on a timely basis;

•	reduced control over delivery schedules, including unexpected delays and disruptions; and

•	reduced control over product quality.

      Any of these factors could curtail, delay or impede our ability to deliver our products and meet customer demand.

We use third-party technology under licenses that may be terminated or expire.

      We rely on hardware and software intellectual property that we license from third parties, including intellectual property that is included with our BladeFrame system and that in some cases performs key functions. For example, we have licensed until April 2007 the right to have manufactured and distributed with our BladeFrame system application-specific integrated circuits that enable data transfer among our processing blades. We have also licensed for an indefinite period Microsoft Corporation’s Multipath I/O Driver Kit, which enables redundant paths to external storage for servers running Microsoft Windows Server 2003. These third-party technology licenses may not continue to be available on terms acceptable to us, or at all, and the licensors may not continue to support or enhance the licensed technology. The loss of or inability to renew any of these licenses, or the discontinuance of support and enhancement by our licensors of the licensed technology, could result in increased costs and significant delays or reductions in our ability to manufacture and ship our products until we are able, if at all, to develop or license substitute technology for integration into or use with our products.

We rely primarily on our direct sales force to generate revenues in the United States, and may be unable to hire additional qualified sales personnel in a timely manner.

      We rely primarily on our direct sales force to sell our products in the United States. Sales in the United States represented approximately 76%, 69% and 69% of our revenues in 2002, 2003 and the three months ended March 31, 2004, respectively. We will need to hire additional qualified sales personnel in the near term and beyond if we are to achieve our anticipated revenue growth. Competition for qualified personnel is intense. If we are unable to retain our existing sales personnel or hire additional qualified sales personnel on a timely basis, our revenues in the United States will not grow as we anticipate.

We rely primarily on our indirect sales channel for distribution of our products outside the United States as well as to U.S. government agencies, and disruption of any part of this channel could adversely affect the sales of our products in these markets.

      We sell our products outside the United States primarily through an indirect sales channel whereby our resellers sell our products to their customers. We also rely on resellers and systems integrators to sell our products to U.S. government agencies. Our agreements with resellers are generally not exclusive and in many cases may be terminated by either party without cause. These distribution channels could be adversely affected by disruptions in relationships between our resellers and their customers, as well as by competition among multiple resellers within the same region. In Europe, our direct sales force may compete with our resellers, which could also have a negative impact on our relationships with our resellers. In addition, our reputation could suffer as a result of the conduct and manner of marketing and sales by our resellers. Ineffective marketing of our products by our resellers or disruptions in our distribution channels could lead to decreased sales or slower than expected growth in revenues.

We rely on third-party service providers for customer support in certain regions within the United States as well as outside the United States, and may be unable to control the continuity or quality of service of these providers.

      We generally use third-party service providers rather than establish our own on-site service capabilities in regions where we have limited customer concentrations and it is more cost-effective for us to do so. These third-party service providers deliver customer support, maintenance and warranty services, and include Unisys Corporation and affiliates of some of our resellers. The contracts for these services are generally for an initial term of up to three years, and are renewable for additional one-year periods. Although we believe these third-party service providers offer a high level of service consistent with our internal customer support services, we cannot assure you that they will continue to devote the resources necessary to provide our customers with effective technical support. In addition, if we are unable to renew the agreements with our service providers or if they are terminated, we may not be able to establish agreements with alternate service providers on a timely basis or on terms acceptable to us, if at all. If we are unable to provide effective customer service to any of our customers through our existing or other third-party service providers, our reputation and our ability to generate future sales could be negatively impacted.

If we are unable to protect our intellectual property adequately, we may not be able to compete effectively.

      Our intellectual property is critical to our success and our ability to compete. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States. Many U.S. technology companies have encountered substantial infringement problems in foreign countries, including countries in which we sell products. Any claims or litigation that we initiate to protect our proprietary technology could be time consuming and expensive and divert the attention of our technical and management resources whether or not the claims or litigation are decided in our favor. As of June 30, 2004, we had nine patent applications pending in the United States. These patents may not be issued, and even if these patents are issued, they may not benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. Moreover, if other companies develop unpatented proprietary technology similar to ours or competing technologies on their own, our competitive position will be weakened.

If we are found to violate the intellectual property rights of others, we could be required to indemnify our customers, resellers or suppliers, redesign our products, pay significant royalties and enter into license agreements with third parties.

      Our industry is characterized by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. As we continue our business, expand our product line and our product functionality, and expand into new jurisdictions around the world, a third party may assert that our technology or products violate its intellectual property rights. Any claim, regardless of its merits, could be expensive and time consuming to defend and would divert the attention of our technical and management resources. Successful intellectual property claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. In addition, resolution of claims may require us to redesign our technology, obtain licenses to use intellectual property rights belonging to third parties or cease using those rights altogether, and indemnify our customers, resellers or suppliers. Any of these events could materially harm our business, financial condition and results of operations.

If there are adverse developments in legal proceedings relating to the Linux operating system, our business and our ability to sell our products could be seriously harmed.

      Each BladeFrame system includes copies of our PAN Manager software and distinct software programs that we license from third parties, including a commercially available Linux kernel that we license under the GNU General Public License. This kernel functions as the operating system for our BladeFrame system. In addition, pursuant to an agreement with Red Hat, Inc., we distribute copies of the Linux operating system that may be run on processing blades in our BladeFrame system and those copies are also subject to the GNU General Public License. The GNU General Public License and other similar “open source software” licenses applicable to other distinct third-party software included with our BladeFrame system state that any program licensed under them may be copied, modified and distributed, subject to minimal restrictions. The GNU General Public License is a subject of litigation in a case entitled The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah, and in other similar lawsuits. It is possible that a court could hold these licenses to be unenforceable in that litigation or that a party, such as The SCO Group, Inc., could prove a claim for proprietary rights in the Linux operating system or other programs developed and distributed under these licenses. Any ruling by a court that these licenses are not enforceable, or that the Linux operating system or significant portions of it, may not be copied, modified or distributed subject only to the minimal restrictions contained in these licenses, could materially harm our business, financial condition and results of operation and could subject us to:

•	an obligation to pay damages and/or back royalties or license fees in connection with our use of the Linux operating system or other programs distributed under open source software licenses;

•	a requirement that we obtain a license to copy and distribute the Linux operating system or other programs distributed under open source software licenses, which may not be available on terms acceptable to us; or

•	a prohibition on selling our products with the Linux operating system or other programs distributed under open source software licenses included.

      In addition, adverse developments in these legal proceedings could impede broader Linux adoption, which could negatively impact our expected growth in revenues.

If we lose the services of one or more members of our executive management team or other key employees, we may not be able to execute our business strategy.

      Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Robert M. Dutkowsky, our chairman, president and chief executive officer, is critical to the overall management of our company as well as to the development of our culture and our strategic direction. Mr. Dutkowsky is the only member of our executive management team with significant public company managerial experience. Vern J. Brownell, our founder and chief technology officer, plays a key role in our future product planning and our sales and marketing efforts. The loss of services of either of these executives or of one or more members of our executive management team or other key employees could seriously harm our business.

      In addition, members of our executive management team and other key employees have become, or will soon become, substantially vested in their initial stock option grants or restricted stock grants. In particular, Mr. Brownell holds common stock and warrants to purchase common stock, all of which are fully vested and exercisable. While we often grant additional stock options to our executives and other key employees after their hire dates to provide added incentive to remain with the company, their initial grants are usually much larger than follow-on grants. Employees may be more likely to leave us after their initial option and restricted stock grants fully vest, especially if the value of our common stock has significantly appreciated in value relative to the option exercise price or purchase price of the restricted stock.

If we are unable to attract and retain qualified personnel, our ability to develop and successfully market our products could be harmed and our growth could be limited.

      We believe that our success depends largely on the talents and efforts of highly skilled individuals. As a result, our future success is dependent on our ability to identify, attract, retain and motivate highly skilled research and development, sales and marketing, and customer service and support personnel. Any of our current employees may terminate their employment with us at any time. The loss of any of our key employees or our inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products. Competition for hiring individuals with the skills applicable to our business is intense. We may not be able to hire or retain the personnel necessary to execute our business plan.

Our international operations subject us to risks that could harm our business.

      Our international operations, including operations in Europe and Asia, subject us to risks, including:

•	foreign exchange fluctuations;

•	restrictions on repatriation of earnings from our international operations;

•	changes in and differences between domestic and foreign regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	longer payment cycles for sales and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing foreign operations;

•	political and economic instability, war or incidents of terrorism;

•	tariffs and other trade barriers; and

•	seasonal reductions in business activity.

      We cannot assure you that we will be successful in our efforts in foreign countries. Some of these factors may cause international costs to exceed our domestic costs of doing business. Failure to adequately address any of these risks could adversely affect our business, financial condition and results of operations.

We cannot predict our future capital needs, and we may not be able to raise additional capital if needed.

      We believe our current balance of cash and cash equivalents, together with borrowings available under our bank line of credit and proceeds of this offering and the concurrent private placement, will be adequate to finance our ongoing operations, including anticipated capital expenditures, for at least the next 12 months. After that, or sooner if we are presented with unforeseen circumstances or opportunities, we may need to raise additional funds, and we cannot be certain of the amount of funds needed or that we will be able to obtain additional financing in amounts or on terms acceptable to us, if at all. We may need to raise additional capital through public or private equity or debt financings in order to:

•	develop new products and enhance existing products;

•	support additional capital expenditures;

•	respond to competitive pressures;

•	address additional working capital needs;

•	fund operating losses in future periods; or

•	take advantage of acquisition or expansion opportunities.

      If we issue equity securities subsequent to this offering, the ownership percentages of our existing stockholders, including purchasers of shares in this offering, would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we borrow money, we may be subject to additional covenants restricting the operation of our business and could incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. Limitations on our ability to raise additional funds on terms acceptable to us could seriously harm our business, financial condition and results of operations.

If we acquire or invest in other companies, assets or technologies we may be unable to integrate them with our business, or we may not realize the anticipated financial and strategic goals for any such transactions, and our financial performance may be impaired as a result.

      If appropriate opportunities present themselves, we may consider acquiring or making investments in companies, assets or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a company, asset or technology, such acquisitions and investments involve a number of risks, including:

•	we may find that the acquired company, asset or technology does not further our business strategy, or that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

•	we may have difficulty integrating the acquired companies, assets or technologies with our existing product offerings;

•	we may have difficulty integrating the operations and personnel of an acquired company, or retaining the key personnel of the acquired company;

•	there may be customer confusion if our products overlap with those of an acquired company, asset or technology;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations and businesses;

•	we may encounter difficulty entering and competing in new product or geographic markets;

•	we may encounter a competitive response, including price competition or intellectual property litigation;

•	we may be subject to litigation by terminated employees or third parties; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property matters.

      These factors could have a material adverse effect on our business, financial condition and results of operations, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition or investment. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the NASDAQ Marketplace Rules, or NASDAQ rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

      We also expect these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. If we are unable to obtain adequate director and officer insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed “independent” for purposes of NASDAQ rules, and officers will be significantly curtailed.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

      We prepare our financial statements to conform with generally accepted accounting principles in the United States. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

      For example, there has been ongoing public debate whether stock options granted to employees should be treated as a compensation expense and, if so, how to properly value these charges. On March 31, 2004, the FASB issued an Exposure Draft, Share-Based Payment: an amendment of FASB Statements No. 123 and 95, which would require us to recognize, as an expense, the fair value of stock options and other stock-based awards to employees beginning in 2005. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges. These charges would be in addition to charges we have incurred and will incur from recognizing non-cash stock-based compensation expense arising from certain provisions originally included in our stock option plans, stock option agreements and restricted stock agreements that required variable accounting treatment.

We may experience a decrease in market demand for our products due to uncertain economic conditions in the United States and in international markets, as well as by concerns regarding potential incidents of terrorism, war and other social and political instability.

      Earlier this decade, economic growth in the United States and abroad slowed, causing a significant decline in information technology spending. In addition, high fuel prices, incidents of terrorism and turmoil in the United States, the Middle East and elsewhere have increased uncertainty in the United States and global economies. If economic activity softens again in the United States or globally, or if there are additional incidents of terrorism or turmoil in the United States or elsewhere or the situation in the Middle East deteriorates further, information technology spending may be reduced and information technology purchasing decisions could be delayed, which would result in lower demand for our products and a negative impact on our results of operations.

Risks Related To This Offering

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

      There has been no public market for our common stock prior to this offering. The public offering price for our common stock will be determined through negotiations between the underwriters and us. This public offering price may vary from the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those that sell enterprise computing products in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial guidance we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

•	changes in financial estimates by securities analysts, our failure to meet such estimates or failure of analysts to initiate or maintain coverage of our stock;

•	ratings downgrades by securities analysts;

•	the public’s response to our press releases or other public announcements by us, including our filings with the SEC;

•	announcements by us or our competitors of significant technical innovations, customer wins or losses, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of one or more key customers;

•	the loss of key personnel;

•	the development and sustainability of an active trading market for our common stock;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

      In addition, the stock markets, and in particular the NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Under these market conditions, stock prices of many technology companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.

A significant portion of our total outstanding common stock is restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

      The price of our common stock could decline if there are substantial sales of our common stock by our existing stockholders and if a large number of shares of our common stock are available for sale. Upon completion of this offering and the concurrent private placement, we will have outstanding                 shares of common stock based on the number of shares outstanding as of June 30, 2004, which includes                shares being sold to the subscription holders and                 shares that we are selling in this offering. The                 shares being sold in this offering may be resold in the public market immediately following the closing of this offering. The remaining                 shares, including those being sold in the concurrent private

placement, or      % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of shares and %	Date available for sale
of total outstanding	into public market

shares, or %	Beginning 90 days after the completion of this offering, depending on the requirements of federal securities laws.
shares, or %	Beginning 180 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

      The holders of an aggregate of 107,997,793 shares of common stock as of June 30, 2004, have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” For additional information, see “Shares Eligible for Future Sale.”

      Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Our existing principal stockholders, executive officers and directors will continue to have substantial control over our company after this offering and the concurrent private placement.

      Upon completion of this offering and the concurrent private placement, our existing principal stockholders, executive officers and directors, and their respective affiliates, will beneficially own, in the aggregate, approximately      % of our outstanding common stock. As a result, these stockholders will be able to exert significant influence over all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. Our existing principal stockholders, including investment funds affiliated with Goldman Sachs and Credit Suisse First Boston, who are also our customers, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could also adversely affect the market price of our common stock or reduce any premium over market price that an acquirer might otherwise pay.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

      Our certificate of incorporation and by-laws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	a staggered board of directors;

•	limitations on persons authorized to call a special meeting of stockholders;

•	our stockholders may take action only at a meeting of stockholders and not by written consent;

•	our charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

      If you purchase shares of common stock in this offering, you will experience immediate dilution of $           per share, because the initial public offering price of $           per share will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option plans.

We will have broad discretion as to the use of proceeds of this offering and the concurrent private placement and may invest or spend the proceeds of this offering in ways with which you disagree.

      We will have broad discretion as to how the net proceeds of this offering will be used. Investors will be relying on the judgment of our board of directors and management regarding the application of the proceeds of this offering. Management’s failure to apply these funds effectively could have an adverse effect on our ability to execute our business plan. In addition, the market price of our common stock may fall if the market does not view our use of the proceeds from this offering favorably.

We do not expect to pay any cash dividends for the foreseeable future.

      We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock. Our line of credit with Silicon Valley Bank restricts us from paying dividends.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statement is qualified in its entirety by reference to the risk factors beginning on page 8 of this prospectus. Because these factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

      This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition and results of operations and on the market price of our common stock.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of $               , after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay, assuming an initial public offering price of $                per share. We also estimate that we will receive net proceeds from the sale of shares of common stock in the concurrent private placement of approximately $                million, after deducting estimated expenses that we will pay, assuming an offering price of $               per share.

      The principal purposes of this offering are to increase our available working capital, establish a public market for our common stock, increase our visibility in the marketplace and facilitate future access to public capital markets. We expect to use the net proceeds from this offering and the concurrent private placement to:

•	expand our sales and marketing force;

•	fund our research and development activities;

•	continue to build our customer service organization as our installed base of products grows; and

•	fund working capital requirements, capital expenditures and for other general corporate purposes.

      The foregoing use of the net proceeds represents our current intentions. The amounts and timing of our actual expenditures will depend upon numerous factors, including the success of our BladeFrame system in the marketplace and the amount of proceeds actually raised in this offering and the concurrent private placement.

      We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Our management retains broad discretion over the allocation and use of the net proceeds from this offering and the concurrent private placement, and a change in our plans or business condition could result in the application of the net proceeds from this offering and the concurrent private placement in a manner other than as described in this prospectus.

      Pending application of our net proceeds, we plan to invest the net proceeds of this offering and the concurrent private placement in short-term government securities and other short-term, investment grade, marketable securities.

DIVIDEND POLICY

      We have not paid or declared any cash dividends on our capital stock since our inception. We currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business. Accordingly, we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. Our line of credit with Silicon Valley Bank restricts us from paying dividends.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2004:

•	on an actual basis;

•	on an as adjusted basis after giving effect to:

•	the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 103,282,826 shares of common stock upon the closing of this offering;

•	the issuance and sale of shares of common stock in this offering, less underwriting discounts and commissions and estimated offering expenses we will pay, assuming an offering price of $ per share; and

•	the issuance and sale of shares of common stock in the concurrent private placement, less estimated expenses we will pay, assuming an offering price of $ per share.

      You should read the following information in conjunction with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included in this prospectus.

	(Unaudited)
	March 31, 2004

	Actual	As Adjusted

	(In thousands, except share
	and per share data)
Cash and cash equivalents	$24,653	$

Short-term debt and current portion of long-term debt(1)	$3,005

Long-term debt, net of current portion	38

Redeemable convertible preferred stock, $0.001 par value; 98,290,430 shares authorized; 97,912,320 shares issued and outstanding — actual; no shares issued and outstanding — as adjusted	142,928

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 200,000,000 shares authorized; 23,095,797 shares issued and 21,464,690 shares outstanding, each excluding 1,120,067 shares subject to repurchase — actual; shares issued and shares outstanding, each excluding 1,120,067 shares subject to repurchase — as adjusted	23
Additional paid-in capital	31,072
Treasury stock, at cost, 1,631,107 shares	(74)
Deferred compensation	(9,205)
Accumulated other comprehensive income	(149)
Accumulated deficit	(127,832)

Total stockholders’ equity (deficit)	(106,165)

Total capitalization	$39,806

(1)	As of March 31, 2004, we would have been able to borrow an additional $7.5 million under our bank line of credit.

     The above data excludes:

•	1,120,067 shares of common stock subject to vesting or forfeiture under restricted stock agreements outstanding as of March 31, 2004;

•	15,764,298 shares of common stock issuable upon the exercise of outstanding stock options under our 2000 equity plan and our 2001 equity plan as of March 31, 2004, at a weighted-average exercise price of $1.20 per share;

•	shares of common stock available for future issuance or grant under our 2004 equity plan as of March 31, 2004; and

•	1,795,704 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2004, at a weighted-average exercise price of $1.27 per share.

DILUTION

      If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering.

      The pro forma net tangible book value of our common stock as of March 31, 2004 was $36.8 million, or $0.29 per share, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by 124,747,516 shares of common stock outstanding at March 31, 2004.

      After giving effect to the issuance and sale by us of:

•	shares of common stock in this offering, less underwriting discounts and commissions and estimated offering expenses we will pay, assuming an offering price of $ per share; and

•	shares of common stock in the concurrent private placement, less estimated expenses we will pay, assuming an offering price of $ per share,

our pro forma adjusted net tangible book value as of March 31, 2004 would have been approximately $          , or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $           per share. Both the initial public offering price per share and the concurrent private placement offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer immediate dilution of their investment of approximately $           per share. We determine dilution by subtracting the pro forma adjusted net tangible book value per share after this offering and the concurrent private placement from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2004	$0.29
Increase per share attributable to sale of common stock in this offering and the concurrent private placement
Pro forma adjusted net tangible book value per share after this offering and the concurrent private placement

Dilution of net tangible book value per share to new investors		$

      The following table summarizes, on a pro forma basis as of March 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering and the subscription holders in the concurrent private placement. The calculation below is based on an assumed initial public offering price of $           per share, before deducting estimated underwriting discounts and commissions and offering expenses that we will pay:

	Shares Purchased		Total Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders		%	$	%	$
New investors
Subscription holders in concurrent private placement

Total		%	$	%

      The above discussion and table assume no exercise of stock options or warrants outstanding as of March 31, 2004. At March 31, 2004, there were 15,764,298 shares of common stock issuable upon the exercise of outstanding stock options and 1,795,704 shares of common stock issuable upon the exercise of outstanding warrants, at weighted-average exercise prices of $1.20 and $1.27 per share, respectively. If outstanding options and warrants are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of March 31, 2004, net tangible book value per share after this offering would be approximately $          and total dilution to new investors would be $                    per share.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table presents our selected consolidated financial data as of and for the periods indicated, which should be read carefully in conjunction with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included in this prospectus.

      We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from the consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and which are included in this prospectus. We derived the consolidated statement of operations data for the period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 and 2001 from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2004 have been derived from our unaudited consolidated financial statements, which are included in this prospectus and which include, in our opinion, all adjustments necessary for a fair presentation of such data. Historical financial results are not necessarily indicative of subsequent financial results. Furthermore, results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

	Period from
	March 1,
	2000				(Unaudited)
	(inception)				Three Months Ended
	through	Year Ended December 31,			March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$—	$179	$1,362	$27,724	$5,514	$13,521
Product revenue from related parties	—	—	10,933	10,345	928	5,532
Service	—	—	33	920	25	451
Service revenue from related parties	—	—	650	2,240	456	828

Total revenues	—	179	12,978	41,229	6,923	20,332
Cost of revenue(1):
Product	—	470	8,789	22,991	4,272	12,541
Service	—	—	419	1,483	231	1,009

Total cost of revenues	—	470	9,208	24,474	4,503	13,550

Gross profit	—	(291)	3,770	16,755	2,420	6,782
Operating expenses:
Sales and marketing	337	6,359	11,829	21,718	4,817	5,841
Research and development	2,917	11,570	13,208	16,371	4,107	4,589
General and administrative	1,635	5,997	6,373	6,680	1,786	1,980
Stock-based compensation(2)	12	170	13,693	8,766	2,198	12,978

Total operating expenses	$4,901	$24,096	$45,103	$53,535	$12,908	$25,388

	Period from
	March 1,
	2000				(Unaudited)
	(inception)				Three Months Ended
	through	Year Ended December 31,			March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Loss from operations	$(4,901)	$(24,387)	$(41,333)	$(36,780)	$(10,488)	$(18,606)
Interest income	201	595	644	239	136	64
Interest expense	(58)	(26)	(107)	(466)	(51)	(221)

Loss before income taxes	(4,758)	(23,818)	(40,796)	(37,007)	(10,403)	(18,763)
Income tax expense	—	—	9	115	—	40

Net loss	(4,758)	(23,818)	(40,805)	(37,122)	(10,403)	(18,803)
Accretion of redeemable convertible preferred stock	—	(2,995)	(6,233)	(7,676)	(1,893)	(2,489)

Net loss attributable to common stockholders	$(4,758)	$(26,813)	$(47,038)	$(44,798)	$(12,296)	$(21,292)

Net loss per common share — basic and diluted	$(2.01)	$(3.49)	$(3.62)	$(2.75)	$(0.79)	$(1.09)
Shares used in computing basic and diluted net loss per common share	2,363	7,690	12,981	16,285	15,527	19,604
Pro forma net loss per share — basic and diluted (unaudited)				$(0.34)		$(0.15)
Shares used in computing basic and diluted pro forma net loss per share (unaudited)				108,650		122,887

(1) Includes stock-based compensation as follows:
Product	$—	$—	$—	$178	$73	$462
Service	—	—	—	15	3	66

	$—	$—	$—	$193	$76	$528

(2) Includes stock-based compensation as follows:
Sales and marketing	$—	$42	$3,369	$5,224	$1,704	$6,805
Research and development	—	57	4,559	3,242	1,320	3,950
General and administrative	12	71	5,765	300	(826)	2,223

	$12	$170	$13,693	$8,766	$2,198	$12,978

	December 31,				(Unaudited)
					March 31,
	2000	2001	2002	2003	2004

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,379	$4,479	$27,644	$37,048	$24,653
Working capital	12,698	17,582	36,067	35,120	30,064
Total assets	15,717	28,594	54,616	71,544	61,654
Long-term debt, net of current portion	—	601	576	76	38
Redeemable convertible preferred stock	19,143	52,326	102,620	140,439	142,928
Total stockholders’ deficit	(4,699)	(31,085)	(63,359)	(98,439)	(106,165)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and accompanying notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section entitled “Risk Factors” in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

      Egenera designs, markets and supports a unique computing platform which enables enterprises to implement utility computing. Utility computing is an emerging model in which datacenter computing resources can be dynamically allocated as needed to run software applications. Our flagship product, the Egenera BladeFrame system, provides an integrated platform for utility computing and is based on our unique architecture, which we refer to as a processing area network, or PAN. The BladeFrame system combines our PAN Manager software, an integrated high-speed network and blade servers based on Intel processors. The system is designed to support mission-critical software applications running on the Linux and Microsoft Windows Server 2003 operating systems. Our virtualization technology replaces traditional datacenter hardware components with software equivalents so that they can be dynamically assigned and centrally managed. As a result, any server in the BladeFrame system can run any application at any time without the labor- and time-intensive recabling and reconfiguration of datacenter hardware components needed with traditional servers. This capability allows customers to reallocate processing capacity as needed to increase resource utilization and to cost-effectively provide backup and disaster-recovery services. The management functionality of PAN Manager software provides features such as failover, security, clustering, partitioning and resource management. The BladeFrame system is physically simple and easy to install and substantially reduces datacenter complexity by eliminating most cabling and consolidating connections to data communications and storage networks. We also provide our customers with comprehensive support services, including maintenance, installation and training, to help them maximize the benefits of our BladeFrame system to their enterprises.

Background

      Egenera was founded in 2000 by Vern J. Brownell, former chief technology officer of Goldman Sachs, to develop technology to reduce datacenter cost, inefficiency and complexity. Mr. Brownell’s experience managing a large, sophisticated datacenter operation gave him first-hand knowledge of the inherent challenges of legacy information technology infrastructure. His vision of how computing in the datacenter needed to be transformed provided the foundation upon which Egenera was built and our BladeFrame system was architected. From our inception until our first sale in December 2001, we devoted substantially all of our efforts to designing and developing the BladeFrame system and its PAN Manager software, as well as to establishing our sales channels, raising capital and recruiting personnel.

      We initially offered one product, the Egenera BladeFrame system, designed for datacenters. In mid-2002, we expanded beyond the United States by launching our European and Asian sales operations. The BladeFrame system initially supported several releases of Linux and support was added for Microsoft Windows Server 2003 during the second quarter of 2003. In late 2003, we introduced an additional product, BladeFrame ES, designed for environments requiring less processing capacity such as branch offices, call centers, remote sites, business units and application-development teams.

      We first marketed our BladeFrame systems to enterprise customers in industries considered to be early adopters of information technology, such as financial services firms and Internet service providers. We currently market our products to companies in a broad range of industries, including telecommunications, information technology services and healthcare, as well as to government agencies. We have built a direct sales force to market our products in the United States and Europe. We have also established relationships with resellers and systems integrators worldwide to broaden our sales channels.

      Our revenues have grown each quarter since our first sale. We achieved revenues of $13.0 million in 2002, $41.2 million in 2003 and $20.3 million for the three months ended March 31, 2004. We have incurred net losses and experienced negative cash flows from operations in every quarter since our inception. Our net loss was $4.8 million in 2000, $23.8 million in 2001, $40.8 million in 2002, $37.1 million in 2003 and $18.8 million for the three months ended March 31, 2004. At March 31, 2004, we had an accumulated deficit of $127.8 million. We have financed our operations to date primarily through the receipt of cumulative net cash proceeds of $123.4 million from the issuance of redeemable convertible preferred stock.

Revenues and Expenses

Revenues

      We derive our revenues from the sale of our products and services directly to end users as well as to resellers.

      Product revenue. Our product revenue is derived from the sale of base BladeFrame systems and from the sale of individual processing blades. The base BladeFrame system includes the chassis, which houses the processing blades; the hardware components that enable and control the internal traffic of the BladeFrame system, including the switch blades, the control blades and the integrated bladeplane, which provides the physical internal network among all blades; and our PAN Manager software. Processing blades, which contain processors and memory, are available in many configurations at varying prices and can be mixed and matched within the BladeFrame. The sale of a processing blade includes the physical blade as well as a license to use our PAN Manager software on that processing blade. Our product revenue varies based on the number and type of processing blades sold to populate a base BladeFrame system. To the extent that a base BladeFrame system is not sold fully populated, customers can purchase additional processing blades as needed. We also derive a small amount of revenue from the sale of spare components, including switch blades and control blades, and from freight charged to customers for delivery of our products. We apply various discounts to our standard list prices for our products, which impact our product revenue and gross margin.

      Service revenue. We generate service revenue from the sale of three standard maintenance contract service offerings as well as custom maintenance contracts that are tailored to individual customers’ needs. Maintenance contracts are priced as a percentage of the list price of the underlying products to which the service relates. Maintenance contracts are typically one or two years in length, and we actively pursue renewals of these contracts. Our customers may change to a different maintenance contract upon renewal. While maintenance contracts are commonly sold to each customer, some customers choose not to purchase a maintenance contract and instead rely solely upon our limited one-year product warranty. These customers may or may not opt for a service plan in the following year. We generally use third-party service providers rather than establish our own on-site service capabilities in regions where we have limited customer concentrations and it is more cost-effective for us to do so. We also generate service revenue from the provision of training services.

      During 2003, product revenue represented 92% of revenues and service revenue represented 8% of revenues. We derived 31% of our product revenue in 2003 from products shipped to locations outside the United States, including to foreign offices of customers based or with operations in the United States. In 2003, direct sales and indirect sales through resellers represented 81% and 19% of product revenue, respectively.

      Historically, we have generated a significant amount of our revenues from a small number of customers. In 2002, our three largest customers, Lehman Brothers, Credit Suisse First Boston and Goldman Sachs, accounted for 89% of our revenues. In 2003, our three largest customers, America Online, JPMorgan Chase Bank and Goldman Sachs, accounted for 64% of our revenues. In the three months ended March 31, 2004, our three largest customers, Credit Suisse First Boston, America Online and JPMorgan Chase Bank, accounted for 70% of our revenues. Although the amount of customer concentration in any one quarter varies, we expect customer concentration to decline over time as we expand our customer base.

      We expect revenues in 2004 to continue to increase as we add new customers and as we continue to receive follow-on orders from our growing customer base. We also expect that an increasing percentage of our revenues will be generated from services as our installed base of BladeFrame systems grows and as our customers renew their expiring service contracts or enter into service contracts at the end of our product warranty period. This trend will be offset to the extent that customers renew their service contracts at lower levels of service.

Cost of revenues

      Cost of product revenue. Cost of product revenue primarily consists of the costs we pay to Celestica to manufacture our finished products and to suppliers of processors, memory and other components used in our BladeFrame system. Cost of product revenue also includes provisions for warranty and excess or obsolete inventory, depreciation on Egenera-owned manufacturing equipment located at Celestica’s facility, royalties and freight costs for product shipping. Cost of product revenue also includes personnel costs for our manufacturing group and related compensation costs, including stock-based compensation which historically has not been significant. The manufacturing group is primarily engaged in sourcing components from suppliers and in coordinating our activities with Celestica.

      Cost of service revenue. Cost of service revenue consists of the cost of the usage of spare parts in servicing our customers, freight costs for shipping spare parts, certain personnel and related compensation costs, including stock-based compensation which historically has not been significant, and the costs we incur related to the provision of service by our third-party service providers.

      Our gross margin is primarily impacted by the magnitude of discounts provided to customers for purchasing our products and by changes in our cost of product revenue. Discounts are often impacted by competitive pricing pressures. We intend to lower our cost of product revenue by enhancing product design and working with our suppliers to reduce production and component costs. Total gross margin is also affected by cost of service revenue, which is primarily impacted by the geographic distribution of our sales. Gross margin is negatively impacted to the extent that we have underutilized direct service capabilities in certain regions and from contracting with third-party service providers where it is currently more cost-effective for us to do so. We anticipate that our service gross margin will increase from first quarter 2004 levels throughout the remainder of 2004 as our customer base grows and we better utilize our existing service infrastructure. Specifically, we expect that the costs of supporting our service infrastructure will increase at a slower rate than service revenues will increase, due to the diminishing marginal cost of supporting additional maintenance contracts in geographies where we have already established service capabilities. In the future, we intend to expand direct service capabilities in selected regions to replace third-party service providers as we achieve greater customer concentration in such regions.

Operating expenses

      Sales and marketing. Sales and marketing expenses include salaries, employee benefits, sales commissions, travel, marketing programs, depreciation and occupancy costs. We expect our sales and marketing expenses to increase during 2004 as we hire additional sales, marketing and business development personnel as well as from higher sales commissions. We expect sales and marketing expenses, as a percentage of revenues, to decline compared to 2003 levels due primarily to increased productivity as our products gain greater market acceptance with new customers and from follow-on sales to existing customers.

      Research and development. Research and development expenses include salaries, employee benefits, prototype materials, third-party design services, depreciation and occupancy costs. All research and development costs are expensed as incurred. We expect our spending on research and development to increase during 2004 due to our plans to continue to expand our product portfolio and add new features to our existing products. We expect research and development expenses, as a percentage of revenues, to decrease as our revenues increase. In addition, we anticipate that technology companies may fund some of our research and development projects pursuant to technology development agreements.

      General and administrative. General and administrative expenses include salaries, employee benefits, professional fees, insurance, depreciation, occupancy costs and provision for bad debts. We expect our general and administrative expenses to increase during 2004 as a result of our expected growth as well as from the additional obligations we will have as a publicly traded company. We expect general and administrative expenses, as a percentage of revenues, to continue to decrease as revenues increase.

      Stock-based compensation. As a result of provisions originally included in our employee stock option plans and individual stock option and restricted stock agreements, we applied variable accounting to all stock option and restricted stock awards granted prior to 2004, which resulted in the recording of compensation expense of $13.7 million in 2002, $8.6 million in 2003 and $12.6 million in the three months ended March 31, 2004, including amounts classified as cost of revenues. In March 2004, we and our employees amended those provisions of the agreements that necessitated the application of variable accounting to each award. As a result of these amendments, our existing stock options and restricted stock awards are no longer subject to variable accounting. However, the final measurement of the intrinsic value of these awards in March 2004 resulted in the recording of a fixed amount of deferred stock-based compensation that will be recorded as expense over the remaining vesting period of the options and restricted stock awards. We expect that this future stock-based compensation expense, including amounts classified as cost of revenues and in operating expenses, will total approximately $5.2 million in the remaining three quarters of 2004, $2.7 million in 2005, $0.9 million in 2006 and $0.1 million in 2007.

      For employee awards granted during 2004, compensation expense for differences between the exercise price of the options and the fair value for accounting purposes of our common stock on the dates of grant has not been material.

      In addition, we have granted an option to one consultant that, for expense recognition purposes, is re-measured at each reporting date during the vesting period. This variable accounting may result in an increase in stock-based compensation expense through the fourth quarter of 2006 based on any increases in the value of our common stock. As a result of this and two other fixed stock-based awards, we recorded additional stock-based compensation expense of $0.4 million in 2003 and $0.9 million in the three months ended March 31, 2004.

Interest income and interest expense

      Interest income consists of income earned on our investments of our excess cash in money market instruments and U.S. government agency securities. Interest expense consists of the interest we pay to our lenders and amortization of commitment and other fees and the value ascribed to warrants that we issued to lenders in connection with our bank and equipment financings.

Income tax expense

      Our provision for income taxes consists only of foreign taxes. Due to our operating losses, we have not recorded provisions for U.S. federal or state income taxes. We have recorded a full valuation allowance against our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty regarding their recoverability. As of December 31, 2003, we had federal and state net operating loss carryforwards available to offset future taxable income of $49.2 million and $44.1 million, respectively, which expire at various dates beginning in 2005 for state tax purposes and 2020 for federal tax purposes. Future changes in our ownership could limit our utilization of these carryforwards.

Critical Accounting Policies

      We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our reported revenues and results of operations as well as on the value of certain assets and liabilities on our balance sheet. These estimates, assumptions and judgments about future events and their effects on our results cannot be determined with certainty, and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. While there are a number of accounting policies, methods and estimates affecting our financial statements, as described in note 2 to our consolidated financial statements included in this prospectus, we believe that our most important critical accounting policies are those described below. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. They may require us to make assumptions about matters that are highly uncertain at the time of the estimate, and different estimates that we could have used, or changes in the estimates that are reasonably likely to occur, may have a material impact on our financial condition or results of operations. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

      Changes in our estimates from period to period, such as changes in assumptions underlying our estimates, may have a material impact on our financial condition or results of operations. Similarly, using the ends of the range of reasonably possible amounts that we determined in formulating our estimate, rather than the reported estimate, may have a material impact on our financial condition or results of operations. However, during the past three fiscal years, such changes in our estimates, including those related to accounts receivable and inventory valuation and to warranty cost accruals, have not had a material impact on our overall financial performance or on any individual line item in our financial statements, except for changes in our estimates of the fair value of our common stock. Changes in our estimates of the fair value of our common stock during that period have resulted in the recording of significant additional deferred compensation and stock-based compensation expense, as described in note 9 to our consolidated financial statements included in this prospectus.

      Our senior management discusses the development, selection and disclosure of our critical accounting policies and our critical accounting estimates with our Audit Committee.

Revenue recognition

      Because our BladeFrame system contains software which is a significant attribute of the overall product, we recognize revenue for all of our products and services in accordance with Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), as amended, and with other additional guidance of SEC Staff Accounting Bulletin 104, Revenue Recognition. Substantially all of our revenue since inception has been generated from the sale of products, consisting of computer equipment and software, and from services such as maintenance, installation and training.

      We recognize revenue from the sale of our products upon delivery of the product, provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, fees are fixed or determinable, and collection of the related receivable is probable and free of contingencies. If an arrangement includes customer acceptance criteria, we defer all revenue from the arrangement until acceptance is received or the acceptance period has lapsed, unless those acceptance criteria only require that the product perform in accordance with our standard published product specifications. If our customer’s obligation to pay us is contingent upon a future event such as installation or acceptance, we defer all revenue from the arrangement until that event has occurred.

      A portion of our revenue is derived from indirect sales channels, primarily resellers. We recognize revenue upon delivery of the product to these resellers, provided that the same conditions for revenue recognition described above are met. Our arrangements with our customers, including our resellers, do not contain any rights of product return, other than those related to standard warranty provisions that permit repair or replacement of defective goods. We accrue for anticipated warranty costs upon product shipment.

      At the time of product shipment, we make an assessment of the collectibility of the amount due from the customer. Revenue is only recognized if we are reasonably assured that collection will occur. In making this assessment, we consider customer creditworthiness and historical payment experience. If we determine that collectibility of a particular sale is not reasonably assured, revenue is deferred until such time as collection becomes reasonably assured, which generally occurs upon receipt of payment from the customer. At the same time, we assess whether the total consideration payable to us associated with the order is fixed or determinable and free of contingencies. In assessing whether the consideration payable to us is fixed or determinable, we consider the payment terms of the transaction and our collection experience in similar transactions without making concessions, among other factors. If the total consideration payable to us is not fixed or determinable, revenue is recognized only as payments become due from the customer, provided that all other revenue recognition criteria are met.

      Orders from our customers typically involve the sale of several elements, such as a BladeFrame system with a specified number of processing blades, an annual service arrangement for maintenance and installation services. When such arrangements include one or more elements to be delivered at a future date, we use the residual method to allocate the total price of the arrangement to the various elements. Under the residual method, the fair value of the elements that are undelivered at the date of product shipment, such as installation and maintenance services, is deferred and the remaining portion of the total price is recognized as revenue. We determine vendor-specific objective evidence of the fair value of services based on the prices we have charged when the same element is sold separately to customers. The fair value of maintenance service may also be determined based on the price to be paid upon renewal of that service in accordance with the optional renewal terms offered contractually to a customer. If sufficient evidence of the fair value of an undelivered element does not exist, all revenue from the arrangement is deferred and recognized upon delivery of that element or at the time that fair value can be established for the undelivered element.

      We sometimes enter into customer arrangements that require the delivery of several systems to separate datacenters. These arrangements comprise multiple base systems with many processing blades and are often staged for delivery over an extended period of time in order to meet customer requirements. In evaluating whether the delivery criteria of revenue recognition have been met once some, but not all, of the systems and processing blades have been shipped, we qualitatively assess whether the delivered base system and component processing blades represent, from the customer’s perspective, a complete, independent system. This is a critical judgment, as our systems are fully functional with as few as two component processing blades. In making this assessment, we may obtain confirmation directly from our customer. If, by the end of a reporting period, we deem that we have not delivered a complete, independent system, then revenue from the delivered base system and processing blades is deferred until delivery occurs of the other items that complete that system.

      Revenue associated with installation or training services is recognized upon completion of the service. Installation of our products requires insignificant effort and does not alter the products’ capabilities. Revenue from maintenance services is recognized ratably over the term of the arrangement, which is generally one or two years. Maintenance services typically include telephone and Internet-based support, on-site maintenance, unspecified software upgrades and replacement spare parts.

Allowance for doubtful accounts

      We evaluate the collectibility of accounts receivable and record an allowance for doubtful accounts where necessary, which reduces the receivable to the amount we reasonably believe will be collected. A specific allowance is recorded against customer accounts receivable that are considered to be impaired based on our knowledge of the financial condition of our customers. In determining the amount of the allowance, we consider factors, including the length of time the receivable has been outstanding, customer and industry concentrations, the current business environment and our historical experience.

Inventory valuation

      Inventory is valued at the lower of cost (first-in, first-out basis) or net realizable market value. We record provisions for excess or obsolete inventory based on assumptions about future demand. We identify excess and obsolete inventory by analyzing on-hand and non-cancelable on-order inventory in excess of estimated usage. Estimated usage is assessed by examining inventory agings, recent sales and order backlog and is based on assumptions about future demand, estimated rate of technological obsolescence, product mix and possible alternative uses. If actual demand, rate of technological obsolescence, product mix or possible alternative uses are less favorable than those projected by management, inventory write-downs may be required. To date, no material adjustments to the carrying value of our inventory have been required as a result of this assessment.

      A significant portion of our inventory comprises off-site customer evaluation units, which are required to be held as inventory for a significant period of time in order to generate additional sales of systems, and off-site spare parts to support our installed customer base in accordance with our maintenance contract obligations. Due to the nature of these types of inventory, our assessment of net realizable value requires the use of significant judgment.

      We assess the net realizable value of off-site customer evaluation units on an individual unit basis, primarily considering the age of the unit, the estimated rate of technological obsolescence of the unit, the physical condition of the unit and the potential for sale of the unit in the future. When we determine that net realizable value of a unit is less than its book value, we write down the inventory to its realizable value.

Product warranty costs

      We accrue product warranty costs at the time of sale because we generally warrant that our products will conform in all material respects to standard published specifications in effect at the time of delivery of the product for a specified period of time, usually one year. While we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, material usage, delivery costs and, in certain regions, the external cost of using third-party service providers to perform the warranty services. Should actual product failure rates, material usage or delivery costs differ from our estimates, additional warranty provisions may be required that could adversely affect our operating results.

Accounting for stock-based compensation

      As a result of provisions originally included in our employee stock option plans and individual stock option and restricted stock agreements, we applied variable accounting to all stock options and restricted stock awards granted to our employees prior to 2004, which has resulted in the recording of compensation expense in our consolidated statements of operations. The charge was determined by the aggregate differences between the per share exercise prices of the awards and the per share fair values of our common stock, or the intrinsic value, at each final vesting date and was re-measured at the end of each reporting period to reflect the change in the estimated fair value of our common stock since the prior reporting period. The amount of compensation expense was apportioned to each reporting period using the method of allocation prescribed by FASB Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which has the effect of recording a greater portion of the total value of an award in the earlier years of its term. In March 2004, we and our employees amended those provisions of the agreements that necessitated the application of variable accounting to each award. As a result of these amendments, our existing stock options and restricted stock awards are no longer subject to variable accounting. However, the final measurement of the intrinsic value of these awards in March 2004 resulted in the recording of a fixed amount of deferred stock-based compensation that will be recorded as expense over the remaining vesting period of the options and restricted stock awards.

      Since January 2004, for stock options and awards issued to our employees and directors, we record as deferred compensation any differences between the exercise or purchase price of the options or stock and the fair value for accounting purposes of our common stock on the date of grant, and we amortize that deferred compensation over the vesting period of the applicable option or award.

      For stock options issued to service providers other than employees, we record compensation expense over the vesting periods of the options, as the related services are provided to us, in amounts based on the re-measured fair value of the options. Therefore, stock-based compensation associated with these options is subject to fluctuation in the future based on changes in the fair value of our common stock and other market conditions. We determine the fair value of these non-employee options using the Black-Scholes option-pricing model.

      The determination of the proper value of stock compensation related to stock options issued to our employees, directors and non-employees involves significant judgment because our common stock has never been publicly traded. In determining the fair value, we considered numerous objective and subjective factors, including the price at which we sold shares of our convertible preferred stock to investors, the price of sales of our common stock in independently negotiated transactions, our financial and operating performance, our progress in achieving our business plan and performance targets, the lack of a public market for our stock and general market conditions.

Capitalization of software development costs

      In relation to our costs associated with research and development of software licensed to customers, we expense costs as incurred until technological feasibility is attained and capitalize costs thereafter until the product is available for general release to customers. We determine that technological feasibility has been attained when we complete system testing of the software and determine that it is viable for its intended use. We have not capitalized software development costs in any reported period, since costs qualifying for capitalization were not material.

Funded research and development

      From time to time, we may receive cash from technology companies as partial or full funding of specific research and development projects. We are required to evaluate the conditions present in such arrangements, including our contractual obligation to repay or the likelihood that we otherwise will repay those funds regardless of the outcome of the development effort. If we are not contractually required or otherwise likely to repay the funding, we record the proceeds received as an offset to research and development expense in our consolidated statements of operations.

Accounting for income taxes

      As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. We assess the likelihood that our net deferred tax assets, including net operating losses, will be recovered from future taxable income and, to the extent we believe that it is more likely than not that the assets will not be recovered, we record a valuation allowance. We have recorded a full valuation allowance against our deferred tax assets in all periods since inception.

Results of Operations

      The following table presents consolidated statement of operations information stated as a percentage of revenues:

				(Unaudited)

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Revenue:
Product	100%	95%	92%	93%	94%
Service	—	5	8	7	6

Total revenues	100	100	100	100	100
Total cost of revenues	263	71	59	65	67

Gross margin	(163)	29	41	35	33
Operating expenses:
Sales and marketing	*	91	53	70	29
Research and development	*	102	40	59	23
General and administrative	*	49	16	26	10
Stock-based compensation	*	106	21	32	64

Total operating expenses	*	348	130	186	125
Loss from operations	*	(319)	(89)	(151)	(92)

Interest income	*	5	1	2	—
Interest expense	*	(1)	(1)	(1)	—

Loss before income taxes	*	(314)	(90)	(150)	(92)
Income tax expense	*	—	—	—	—

Net loss	*	(314)%	(90)%	(150)%	(92)%

*	Percentage omitted as not meaningful.

Three Months Ended March 31, 2003 and 2004

Revenues

      The following table presents our revenues for the three months ended March 31, 2003 and 2004:

	(Unaudited)
	Three Months Ended
	March 31,

	2003	2004	$ Change	% Change

	(In thousands)
Revenue:
Product	$6,442	$19,053	$12,611	196%
Service	481	1,279	798	166

Total revenues	$6,923	$20,332	$13,409	194

      Our revenues increased $13.4 million, or 194%, from $6.9 million for the three months ended March 31, 2003 to $20.3 million for the three months ended March 31, 2004.

      Product revenue increased $12.6 million, or 196%, from $6.4 million for the three months ended March 31, 2003 to $19.1 million for the three months ended March 31, 2004. Of the increase in product revenue, approximately $11.0 million was attributable to a greater number of units sold and approximately

$2.9 million was attributable to a slightly greater proportion of sales of higher-priced processing blades, partially offset by $1.3 million due to a slightly higher average product discount. The greater number of units sold was a result of increased follow-on sales to existing customers as well as the increased acceptance of our product by new customers in the marketplace. Product revenue from related parties increased $4.6 million, or 496%, from $0.9 million for the three months ended March 31, 2003 to $5.5 million for the three months ended March 31, 2004. The increase in product revenue from related parties was primarily due to the recognition of $5.1 million of revenue from the fulfillment of one large order during the three months ended March 31, 2004. As single orders of this size are not typical, product revenue from related parties is expected to grow at a slower rate throughout the remainder of 2004.

      Service revenue increased $0.8 million, or 166%, from $0.5 million for the three months ended March 31, 2003 to $1.3 million for the three months ended March 31, 2004. Service revenue from related parties increased $0.3 million, or 82%, from $0.5 million for the three months ended March 31, 2003 to $0.8 million for the three months ended March 31, 2004. These increases in service revenue were primarily a result of new maintenance contracts purchased by both related and unrelated customers. The impact of renewed maintenance contracts was not material to either period. During 2002, substantially all maintenance contracts purchased were two-year contracts. During 2003, most of our new customers purchased one-year maintenance contracts. As a result, few maintenance contracts were up for renewal and, therefore, we received few renewals prior to March 31, 2004.

Cost of revenues

      The following table presents our cost of revenues and gross margins for the three months ended March 31, 2003 and 2004:

	(Unaudited)
	Three Months Ended
	March 31,

	2003	2004	$ Change	% Change

	(In thousands)
Cost of revenue(1):
Product	$4,272	$12,541	$8,269	194%
Service	231	1,009	778	337

Total cost of revenues	$4,503	$13,550	$9,047	201

Gross profit:
Product	$2,170	$6,512	$4,342	200
Service	250	270	20	8

Total gross profit	$2,420	$6,782	$4,362	180

Gross margin %:
Product	33.7%	34.2%
Service	52.0%	21.1%
Total gross margin %	35.0%	33.4%

(1) Includes stock-based compensation as follows:
Product	$73	$462
Service	3	66

	$76	$528

      Our total gross margin decreased from 35.0% for the three months ended March 31, 2003 to 33.4% for the three months ended March 31, 2004. The decrease in total gross margin was predominantly attributable to a decrease in service gross margin partially offset by a slight increase in product gross margin.

      Product gross margin increased from 33.7% for the three months ended March 31, 2003 to 34.2% for the three months ended March 31, 2004. The increase in product gross margin for the 2004 three-month period was primarily a result of our fixed manufacturing costs being spread over a greater amount of product revenue. This favorable margin trend was offset in part by a decision to offer a high product discount to secure new business with an existing major customer on an important new project that is expected to continue in future periods at more favorable pricing to us.

      Service gross margin decreased from 52.0% for the three months ended March 31, 2003 to 21.1% for the three months ended March 31, 2004. The decrease in service gross margin was primarily a result of a shift beginning in the middle of 2003 by some major customers to purchase lower-level, lower-margin service offerings in connection with new product purchases. Additionally, our service gross margin for the three months ended March 31, 2004 was adversely impacted by the cost of establishing service capabilities for new locations around the world where we have not yet developed a large customer base. In mid-2003, we began contracting with third-party service providers in order to mitigate the substantially higher cost to us that would have resulted from a direct service model in many regions.

Operating expenses

      The following table presents our operating expenses for the three months ended March 31, 2003 and 2004:

	(Unaudited)
	Three Months Ended
	March 31,
				%
	2003	2004	$ Change	Change

	(In thousands)
Operating expenses:
Sales and marketing	$4,817	$5,841	$1,024	21%
Research and development	4,107	4,589	482	12
General and administrative	1,786	1,980	194	11
Stock-based compensation(1)	2,198	12,978	10,780	490

Total operating expenses	$12,908	$25,388	$12,480	97

(1) Includes stock-based compensation as follows:
Sales and marketing	$1,704	$6,805
Research and development	1,320	3,950
General and administrative	(826)	2,223

	$2,198	$12,978

Sales and marketing

      Sales and marketing expenses increased $1.0 million, or 21%, from $4.8 million for the three months ended March 31, 2003 to $5.8 million for the three months ended March 31, 2004. The increase in sales and marketing expenses was primarily due to a 38% increase in average sales and marketing employee headcount as we hired additional employees during the year to support future growth in sales. Additionally, sales commissions increased $0.2 million due to increased sales volume. As a percentage of revenues, sales and marketing expenses were 70% and 29% for the three months ended March 31, 2003 and 2004, respectively. The decrease in sales and marketing expenses as a percentage of revenues was mostly due to the increase in our revenues. This decrease was also due to increases in the number and size of sales transactions, including follow-on sales to existing customers, as well as to increased productivity by both our direct sales force and our resellers, many of whom were retained in 2003.

Research and development

      Research and development expenses increased $0.5 million, or 12%, from $4.1 million for the three months ended March 31, 2003 to $4.6 million for the three months ended March 31, 2004. The increase in research and development expenses was primarily due to a 15% increase in average research and development employee headcount as well as to a $0.2 million increase in prototype costs related to product development as we expanded our research and development activities in line with the growth of our business. As a percentage of revenues, research and development expenses were 59% and 23% for the three months ended March 31, 2003 and 2004, respectively. The decrease in research and development expenses as a percentage of revenues was mostly due to the increase in our revenues.

General and administrative

      General and administrative expenses increased $0.2 million, or 11%, from $1.8 million for the three months ended March 31, 2003 to $2.0 million for the three months ended March 31, 2004. The increase in general and administrative expenses was primarily due to a 19% increase in average general and administrative employee headcount required to support the growth in our business, offset in part by lower occupancy costs. We allocate occupancy costs based on functional headcount, and as sales and marketing headcount has grown faster than general and administrative headcount, we allocated less occupancy costs to our general and administrative function during the three months ended March 31, 2004. As a percentage of revenues, general and administrative expenses were 26% and 10% for the three months ended March 31, 2003 and 2004, respectively. The decrease in general and administrative expenses as a percentage of revenues was mostly due to the increase in our revenues.

Stock-based compensation

      Stock-based compensation expense increased $10.8 million, or 490%, from $2.2 million for the three months ended March 31, 2003 to $13.0 million for the three months ended March 31, 2004. This increase was primarily the result of the final measurement of the aggregate intrinsic value of our employee stock options and restricted stock awards that had been subject to variable accounting through March 2004. In addition, the increase in stock-based compensation expense resulted from $0.9 million of non-employee-related stock-based compensation from a warrant and an option granted to two consultants subsequent to March 31, 2003. Stock-based compensation expense for the three months ended March 31, 2003 was also impacted by the recovery in that period of previously expensed amounts relating to the forfeiture of unvested options upon the departure of an executive officer.

Years Ended December 31, 2002 and 2003

Revenues

      The following table presents our revenues for the years ended December 31, 2002 and 2003:

	Year Ended
	December 31,
				%
	2002	2003	$ Change	Change

	(In thousands)
Revenue:
Product	$12,295	$38,069	$25,774	210%
Service	683	3,160	2,477	363

Total revenues	$12,978	$41,229	$28,251	218

      Our revenues increased $28.3 million, or 218%, from $13.0 million in 2002 to $41.2 million in 2003. Overall, our revenues increased primarily due to sales and marketing efforts launched in Europe and Asia during 2002. Total revenues from the United Kingdom increased $5.9 million, or 274%, from $2.1 million in 2002 to $8.0 million in 2003. Total revenues from Japan increased $3.3 million, or 503%, from $0.7 million in 2002 to $4.0 million in 2003.

      Product revenue increased $25.8 million, or 210%, from $12.3 million in 2002 to $38.1 million in 2003. The increase in product revenue was predominantly attributable to a greater number of units sold to new customers as well as to a slightly greater proportion of sales of higher-priced processing blades. Sales to new customers in 2003 were $25.3 million, sales to existing customers in 2003 were $12.7 million, some of which were related parties. Product revenue from related parties declined slightly by $0.6 million, or 5.4%, from $10.9 million in 2002 to $10.3 million in 2003.

      Service revenue increased $2.5 million, or 363%, from $0.7 million in 2002 to $3.2 million in 2003. The increase in service revenue was partly due to the increase in product sales, since most product sales were accompanied by the purchase of a one- or two-year maintenance contract. Service revenue from related parties increased $1.6 million, or 245%, from $0.6 million in 2002 to $2.2 million in 2003. Increases in total service revenue and service revenue from related parties were due to the timing of purchases made during each year, since service revenue from maintenance contracts is recognized ratably over the service period, and more maintenance contracts were in force during 2003 than during 2002.

Cost of revenues

      The following table presents our cost of revenues and gross margins for the years ended December 31, 2002 and 2003:

	Year Ended
	December 31,
				%
	2002	2003	$ Change	Change

	(In thousands)
Cost of revenue(1):
Product	$8,789	$22,991	$14,202	162%
Service	419	1,483	1,064	254

Total cost of revenues	$9,208	$24,474	$15,266	166

Gross profit:
Product	$3,506	$15,078	$11,572	330
Service	264	1,677	1,413	535

Total gross profit	$3,770	$16,755	$12,985	344

Gross margin %:
Product	28.5%	39.6%
Service	38.7%	53.1%
Total gross margin %	29.0%	40.6%

(1) Includes stock-based compensation as follows:
Product	$—	$178
Service	—	15

	$—	$193

      Our total gross margin increased from 29.0% in 2002 to 40.6% in 2003. Increases in both product and service gross margins in 2003 contributed to the increase in total gross margin.

      Product gross margin increased from 28.5% in 2002 to 39.6% in 2003. The increase in product gross margin from 2002 to 2003 was partially a result of our fixed manufacturing costs being spread over a greater amount of product revenue. Additionally, product gross margin benefited from cost reductions in the production of some of our processing blades, which resulted mainly from design changes that helped reduce the amount and thus the cost of raw materials used to produce those processing blades.

      Service gross margin increased from 38.7% in 2002 to 53.1% in 2003. From 2002 to 2003, our service revenue grew more quickly than our service costs. Most 2003 service revenue resulted from maintenance contracts entered into in 2002 and in the first half of 2003, prior to a shift by certain major customers to lower-level, lower-margin service offerings beginning in the middle of 2003. Our service costs grew more slowly than our service revenues in 2003 primarily due to cost efficiencies achieved as more maintenance contracts were in force which resulted in increased utilization of our direct service capabilities, particularly in the three major metropolitan areas where our major customers’ significant datacenter operations are located.

Operating expenses

      The following table presents our operating expenses for the years ended December 31, 2002 and 2003:

	Year Ended
	December 31,

	2002	2003	$ Change	% Change

	(In thousands)
Operating expenses:
Sales and marketing	$11,829	$21,718	$9,889	84%
Research and development	13,208	16,371	3,163	24
General and administrative	6,373	6,680	307	5
Stock-based compensation(1)	13,693	8,766	(4,927)	(36)

Total operating expenses	$45,103	$53,535	$8,432	19

(1) Includes stock-based compensation as follows:
Sales and marketing	$3,369	$5,224
Research and development	4,559	3,242
General and administrative	5,765	300

	$13,693	$8,766

Sales and marketing

      Sales and marketing expenses increased $9.9 million, or 84%, from $11.8 million in 2002 to $21.7 million in 2003. The increase in sales and marketing expenses was primarily due to a 94% increase in average sales and marketing employee headcount as we hired additional employees during the year to support future growth in sales. This increase was also due, in part, to $2.1 million in increased sales commissions due to increased sales volume. As a percentage of revenues, sales and marketing expenses were 91% and 53% in 2002 and 2003, respectively. The decrease in sales and marketing expenses as a percentage of revenues was mostly due to the increase in our revenues. This decrease was also due to increases in the number and size of sales transactions, including follow-on sales to existing customers, as well as to increased productivity by both our direct sales force and our resellers.

Research and development

      Research and development expenses increased $3.2 million, or 24%, from $13.2 million in 2002 to $16.4 million in 2003. The increase in research and development expenses was primarily due to a 33% increase in average research and development employee headcount as we expanded our research and development activities in line with the growth of our business, and to an increase in consulting and prototype costs related to new product development, including our BladeFrame ES product, which was introduced in the third quarter of 2003. As a percentage of revenues, research and development expenses were 102% and 40% in 2002 and 2003, respectively. The decrease in research and development expenses as a percentage of revenues was mostly due to the increase in our revenues.

General and administrative

      General and administrative expenses increased $0.3 million, or 5%, from $6.4 million in 2002 to $6.7 million in 2003. The increase in general and administrative expenses was primarily due to a 21% increase in average general and administrative employee headcount required to support the growth in our business, as well as to cost increases for insurance premiums and certain professional services in 2003. Both insurance premium rates and professional service fees increased as the size and complexity of our business increased. As a percentage of revenues, general and administrative expenses were 49% and 16% in 2002 and 2003, respectively. The decrease in general and administrative expenses as a percentage of revenues was mostly due to the increase in our revenues.

Stock-based compensation

      Stock-based compensation decreased $4.9 million, or 36%, from $13.7 million in 2002 to $8.8 million in 2003. The higher stock-based compensation expense in 2002 than in 2003 reflects the fact that, in mid-2002, we raised $44.1 million from the sale of our redeemable convertible preferred stock at a per share price higher than that received in our previous sale of preferred stock nearly a year earlier. We considered the valuation implied by that 2002 preferred stock issuance, among other factors, and increased the estimated fair value of our common stock at that time. As our employee stock options and restricted stock awards were subject to variable accounting treatment in 2002 and 2003, the re-measurement of the intrinsic value of the stock-based awards in late-2002 resulted in a significant amount of the value increase being recorded as expense in 2002. In this regard, the impact of increasing fair values of our common stock was less significant in 2003 than in 2002. The decrease in stock-based compensation expense was also due to the recovery in early 2003 of previously expensed amounts relating to the forfeiture of unvested options upon the departure of an executive officer.

Years Ended December 31, 2001 and 2002

Revenues

      The following table presents our revenues for the years ended December 31, 2001 and 2002:

	Year Ended
	December 31,

	2001	2002	$ Change

	(In thousands)
Revenue:
Product	$179	$12,295	$12,116
Service	—	683	683

Total revenues	$179	$12,978	$12,799

      Our revenues increased $12.8 million from $0.2 million in 2001 to $13.0 million in 2002.

      Product revenue increased $12.1 million from $0.2 million in 2001 to $12.3 million in 2002. The increase in product revenue was due to the fact that our first revenue-generating shipment occurred in December 2001.

      Service revenue increased from $0 in 2001 to $0.7 million in 2002. We did not recognize any maintenance contract revenue in 2001 for our one sale in that year.

Cost of revenues

      The following table presents our cost of revenues and gross margins for the years ended December 31, 2001 and 2002:

	Year Ended
	December 31,

	2001	2002	$ Change

	(In thousands)
Cost of revenue(1):
Product	$470	$8,789	$8,319
Service	—	419	419

Total cost of revenues	$470	$9,208	$8,738

Gross profit:
Product	$(291)	$3,506	$3,797
Service	—	264	264

Total gross profit	$(291)	$3,770	$4,061

Gross margin %:
Product	(162.6)%	28.5%
Service	—	38.7%
Total gross margin %	(162.6)%	29.0%

(1) No stock-based compensation was allocated to cost of revenues in 2001 or 2002.

      Our total gross margin increased from (162.6)% in 2001 to 29.0% in 2002. Increases in both product and service gross margins in 2002 contributed to the increase in total gross margin.

      Product gross margin increased from (162.6)% in 2001 to 28.5% in 2002. No revenue was recognized on one of our two product shipments made in 2001; however, the associated cost was recognized in costs of goods sold. For further discussion, see note 13 to our consolidated financial statements included in this prospectus.

      Service gross margin increased from 0% in 2001 to 38.7% in 2002. There was no service revenue, and thus no service gross margin, in 2001.

Operating expenses

      The following table presents our operating expenses for the years ended December 31, 2001 and 2002:

	Year Ended
	December 31,

	2001	2002	$ Change	% Change

	(In thousands)
Operating expenses:
Sales and marketing	$6,359	$11,829	$5,470	86%
Research and development	11,570	13,208	1,638	14
General and administrative	5,997	6,373	376	6
Stock-based compensation(1)	170	13,693	13,523	*

Total operating expenses	$24,096	$45,103	$21,007	87

(1) Includes stock-based compensation as follows:
Sales and marketing	$42	$3,369
Research and development	57	4,559
General and administrative	71	5,765

	$170	$13,693

*	Percentage omitted as not meaningful.

Sales and marketing

      Sales and marketing expenses increased $5.5 million, or 86%, from $6.4 million in 2001 to $11.8 million in 2002. The increase in sales and marketing expenses was primarily due to a 110% increase in average sales and marketing employee headcount. This increase was also due, in part, to $1.3 million in increased sales commissions due to increased sales volume. As a percentage of revenues, sales and marketing expenses were 3,553% and 91% in 2001 and 2002, respectively. The decrease in sales and marketing expenses as a percentage of revenues was mostly due to the increase in our revenues.

Research and development

      Research and development expenses increased $1.6 million, or 14%, from $11.6 million in 2001 to $13.2 million in 2002. The increase in research and development expenses was primarily due to a 33% increase in average research and development employee headcount, offset in part by a decrease in consulting and prototype costs related to new product development. As a percentage of revenues, research and development expenses were 6,464% and 102% in 2001 and 2002, respectively. The decrease in research and development expenses as a percentage of revenues was mostly due to the increase in our revenues.

General and administrative

      General and administrative expenses increased $0.4 million, or 6%, from $6.0 million in 2001 to $6.4 million in 2002. The increase in general and administrative expenses was primarily due to a 14% increase in average general and administrative employee headcount, most of which occurred in the fourth quarter of 2002, as well as to cost increases for insurance premiums and professional services in 2002. As a percentage of revenues, general and administrative expenses were 3,350% and 49% in 2001 and 2002, respectively. The decrease in general and administrative expenses as a percentage of revenues was mostly due to the increase in our revenues.

Stock-based compensation

      Stock-based compensation expense increased $13.5 million from $0.2 million in 2001 to $13.7 million in 2002. The higher stock-based compensation expense in 2002 reflects a substantial increase over the prior year in the number of employee stock options outstanding. In addition, in mid-2002, we raised $44.1 million from the sale of our redeemable convertible preferred stock at a per share price higher than that received in our previous sale of preferred stock nearly a year earlier. We considered the valuation implied by that 2002 preferred stock issuance, among other factors, and increased the estimated fair value of our common stock at that time. As our employee stock options and restricted stock awards were subject to variable accounting treatment in 2001 and 2002, the re-measurement of the intrinsic value of the stock-based awards in late-2002 resulted in a significant amount of the value increase being recorded as expense in 2002.

Selected Quarterly Financial Information

      The following tables set forth our unaudited quarterly statements of operations for each of the five quarters ended March 31, 2004, as well as such data expressed as a percentage of our revenues for the quarters presented. You should read the following tables in conjunction with our consolidated financial statements and accompanying notes included in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

	(Unaudited)
	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2003	2003	2003	2003	2004

	(In thousands)
Revenue:
Product	$6,442	$6,455	$11,105	$14,067	$19,053
Service	481	760	854	1,065	1,279

Total revenues	6,923	7,215	11,959	15,132	20,332
Cost of revenue(1):
Product	4,272	4,140	6,311	8,268	12,541
Service	231	296	431	525	1,009

Total cost of revenues	4,503	4,436	6,742	8,793	13,550

Gross profit	2,420	2,779	5,217	6,339	6,782
Operating expenses:
Sales and marketing	4,817	4,817	5,789	6,295	5,841
Research and development	4,107	4,058	3,934	4,272	4,589
General and administrative	1,786	1,753	1,588	1,553	1,980
Stock-based compensation(2)	2,198	3,528	1,449	1,591	12,978

Total operating expenses	12,908	14,156	12,760	13,711	25,388

Loss from operations	(10,488)	(11,377)	(7,543)	(7,372)	(18,606)
Interest income	136	65	21	17	64
Interest expense	(51)	(70)	(155)	(190)	(221)

Loss before income taxes	(10,403)	(11,382)	(7,677)	(7,545)	(18,763)
Income tax expense	—	—	—	115	40

Net loss	$(10,403)	$(11,382)	$(7,677)	$(7,660)	$(18,803)

	(Unaudited)
	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2003	2003	2003	2003	2004

	(In thousands)

(1) Includes stock-based compensation as follows:
Product	$73	$91	$48	$(34)	$462
Service	3	4	1	7	66

	$76	$95	$49	$(27)	$528

(2) Includes stock-based compensation as follows:
Sales and marketing	$1,704	$1,694	$896	$930	$6,805
Research and development	1,320	1,340	409	173	3,950
General and administrative	(826)	494	144	488	2,223

	$2,198	$3,528	$1,449	$1,591	$12,978

As a percentage of total revenues:
Revenue:
Product	93%	89%	93%	93%	94%
Service	7	11	7	7	6

Total revenues	100	100	100	100	100
Cost of revenue:
Product	62	57	53	55	62
Service	3	4	3	3	5

Total cost of revenues	65	61	56	58	67

Gross margin	35	39	44	42	33
Operating expenses:
Sales and marketing	70	67	48	42	29
Research and development	59	56	33	28	23
General and administrative	26	24	13	10	10
Stock-based compensation	32	49	12	11	64

Total operating expenses	186	196	107	91	125

Loss from operations	(151)	(158)	(63)	(49)	(92)
Interest income	2	1	—	—	—
Interest expense	(1)	(1)	(1)	(1)	—

Loss before income taxes	(150)	(158)	(64)	(50)	(92)
Income tax expense	—	—	—	—	—

Net loss	(150)%	(158)%	(64)%	(50)%	(92)%

      The rapidly evolving nature of the markets in which we sell our products and other factors, many of which are beyond our control, limit our ability to accurately forecast quarterly or annual revenues. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenues, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenues, which could harm our quarterly operating results.

      While we have not experienced seasonality in our business in prior periods primarily due to our revenue growth, many companies in the enterprise computing industry experience seasonality in their businesses, with sales typically being stronger in the second and fourth calendar quarters compared to the first and third calendar quarters. Accordingly, it is possible that in future periods we may experience similar seasonality in our business.

Liquidity and Capital Resources

      Since our inception, we have financed our operations through the private placement of equity securities and through bank and equipment financings. Through March 31, 2004, we had received aggregate net proceeds of $123.4 million from the issuance of redeemable convertible preferred stock. Cash and cash equivalents were $37.0 million and $24.7 million at December 31, 2003 and March 31, 2004, respectively. We had $8.5 million and $3.0 million of secured debt outstanding at December 31, 2003 and March 31, 2004, respectively.

      Cash used in operating activities was $21.3 million in 2001, consisting of a $23.8 million net loss, offset in part by $1.5 million of depreciation and other non-cash items and $1.0 million of cash provided by working capital changes. The working capital changes primarily consisted of increases of $1.9 million in accounts payable and $3.1 million in accrued liabilities, offset in part by an increase of $3.3 million in inventory. The increases in inventory, accounts payable and accrued expenses were predominantly attributable to higher purchases of inventory made in late 2001 in anticipation of customer shipments to be made in early 2002, combined with an overall increase in operational spending in late 2001 compared with the same period of the prior year.

      Cash used in operating activities was $31.1 million in 2002, consisting of a $40.8 million net loss and $7.2 million of cash used from working capital changes, offset in part by $16.9 million of stock-based compensation and other non-cash expenses. The working capital changes primarily consisted of increases of $8.8 million in accounts receivable and $5.9 million in inventory, offset in part by an increase of $7.1 million in deferred revenue. The increase in accounts receivable was primarily due to increases in customer shipments in late 2002 compared with the same period of the prior year. Approximately $2.5 million of the increase in inventory was due to purchases made in late 2002 in anticipation of customer shipments to be made in early 2003. Increases in the number of customer evaluation units and the amount of spare parts inventory accounted for the remainder of the increase in inventories, as our installed base expanded in the period and due to our efforts to increase demand by offering units to prospective customers for evaluation. Deferred revenue increased $3.7 million due to additional maintenance contract deferrals and $3.4 million due to additional product revenue deferrals compared with the same period of the prior year.

      Cash used in operating activities was $22.5 million in 2003, consisting of a $37.1 million net loss, offset in part by $12.7 million of stock-based compensation and other non-cash expenses and $1.9 million of cash provided by working capital changes. The working capital changes primarily consisted of increases of $4.5 million in deferred revenue and $1.8 million of accounts payable and accrued expenses, offset in part by increases of $2.9 million in accounts receivable and $2.1 million in inventory. Deferred revenue increased $3.5 million due to additional maintenance contract deferrals and $1.0 million due to additional product revenue deferrals compared with the same period of the prior year. The increases in inventory, accounts payable and accrued expenses were predominantly attributable to inventory purchases made in late 2003 in anticipation of customer shipments to be made in early 2004, combined with overall increases in operational spending in late 2003 compared with the same period of the prior year. The increase in accounts receivable was primarily due to increases in customer shipments in late 2003. Approximately $1.1 million of the increase in inventory was due to an increase in spare parts inventory as our installed base expanded during 2003.

      Cash used in operating activities was $6.4 million for the three months ended March 31, 2003, consisting of a $10.4 million net loss, offset in part by $3.2 million stock-based compensation and other non-cash expenses and $0.8 million of cash provided by working capital changes. The working capital changes primarily consisted of a decrease of $3.2 million in accounts receivable, offset in part by a decrease of $1.6 million in deferred revenue. The decrease in accounts receivable was because certain customer shipments during the three months ended March 31, 2003 occurred early enough in those three months to be collected by the end of that period. Deferred revenue increased $0.3 million due to additional maintenance contract deferrals, offset by a decrease of $1.9 million due to recognition of product revenue deferred at December 31, 2002.

      Cash used in operating activities was $6.1 million for the three months ended March 31, 2004, consisting of a $18.8 million net loss and $1.9 million of cash used from working capital changes, offset in part by $14.6 million of stock-based compensation and other non-cash expenses. The working capital changes primarily consisted of an increase of $2.8 million in accounts receivable and a decrease of $2.5 million in deferred revenue, offset in part by an increase of $3.5 million in accounts payable. The increase in accounts receivable was primarily due to increases in customer shipments during the three months ended March 31, 2004. Deferred revenue increased $0.8 million due to additional maintenance contract deferrals, offset by a decrease of $3.3 million due to recognition of product revenue deferred at December 31, 2003. The increase in accounts payable was predominantly attributable to the overall increase in operational spending during the three months ended March 31, 2004.

      Cash used in investing activities was $13.1 million in 2001, cash provided by investing activities was $10.1 million in 2002, and cash used in investing activities was $6.2 million, $1.9 million and $0.8 million in 2003 and for the three months ended March 31, 2003 and 2004, respectively. Cash used in investing activities was primarily for purchases of property and equipment, and for purchases of $8.2 million of short-term investments in 2001. In 2002, cash provided by investing activities included $14.4 million upon maturities of short-term investments.

      Cash provided by financing activities was $31.5 million, $44.1 million and $38.3 million in 2001, 2002 and 2003, respectively. Cash used in financing activities was $0.1 million and $5.4 million for the three months ended March 31, 2003 and 2004, respectively. Cash provided by financing activities consisted primarily of proceeds from the issuance of redeemable convertible preferred stock, including $30.2 million, $44.1 million and $30.0 million in 2001, 2002 and 2003, respectively. Cash provided by financing activities also included proceeds from bank and equipment financings, net of debt repayments, of $1.2 million in 2001 and $7.2 million in 2003. Cash used in financing activities consisted primarily of debt repayments of $0.1 million and $5.5 million for the three months ended March 31, 2003 and 2004, respectively.

      In June 2003, we entered into a loan and security agreement with a commercial bank that provided us with a secured line of credit of up to $10.0 million. This line of credit is secured by substantially all of our assets, except those already collateralized by a prior equipment line of credit described below, and is available to us through June 2005. On March 31, 2004, we had a total outstanding balance of $2.5 million under this secured line of credit as a result of several advances made during 2003. Our borrowings under this line of credit bear interest at a rate of prime plus 0.35% per annum, which represents a rate of 4.35% as of March 31, 2004. Under the terms of the loan and security agreement, we must repay each advance as the underlying receivable, as defined, is paid to us by our customer. This agreement has no financial covenants.

      During 2001, we entered into an equipment line of credit under which up to $3.0 million could be borrowed to finance the purchase of equipment. Borrowings under this line of credit are collateralized by the equipment purchased under the line. The first draw on the line of credit is being repaid over 36 months and is scheduled to be repaid by January 1, 2005 and bears interest at a rate of 12.77%; the second and final draw on the line of credit is also being repaid over 36 months and is scheduled to be repaid by July 1, 2005 and bears interest at a rate of 12.31%. The outstanding balance as of March 31, 2004 on this line of credit was $0.5 million. No further borrowings are available. This line of credit has no financial covenants.

      In the normal course of our business, we purchase or place orders with our electronics manufacturing service provider for our products as well as with various suppliers for certain components used in our products. We estimate that our contractual purchase obligations at March 31, 2004 were approximately $4.0 million. This amount does not include contractual obligations recorded on the balance sheet as current liabilities. Contractual obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the appropriate timing of the transactions. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within a short time.

      The following table summarizes our principal contractual obligations as of December 31, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	(Unaudited)
	Payments Due in

	Total(1)	2004	2005 and 2006	2007 and 2008	after 2008

	(In thousands)
Purchase obligations	$4,000	$4,000	$—	$—	$—
Short- and long-term debt(2)	8,501	8,425	76	—	—
Operating lease obligations	8,252	1,570	2,368	2,264	2,050

	$20,753	$13,995	$2,444	$2,264	$2,050

(1)	After giving effect to the automatic conversion of all of our redeemable convertible preferred stock upon the closing of this offering.

(2)	Future interest payments are not presented as they are not material.

     We do not have any off-balance sheet financing arrangements. To date, inflation has not had a material impact on our results of operations.

      As of March 31, 2004, our balance of cash and cash equivalents was $24.7 million and our available borrowings under our bank line of credit were $7.5 million. We believe that our current balance of cash and cash equivalents, together with the borrowings available under our bank line of credit and expected cash flows generated from operations, will be adequate to finance our ongoing operations, including anticipated capital expenditures of approximately $7 million, for at least the next 12 months. If such resources prove insufficient to continue our operations as currently planned, we have the intent and ability to revise our growth plans and to control future expenditures, as necessary. Our liquidity could be negatively affected by a decrease in demand for our products and services, and we may not be able to generate cash flows from operations. To fund future operations or potential acquisitions, we may need to raise additional capital through future debt or equity financing. Such additional financing, if required, may not be available at all or on terms favorable to us.

Recent Accounting Pronouncements

      In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. EITF No. 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share. It clarifies what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The consensus reached on EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Prior period earnings per share amounts are required to be restated to ensure comparability year over year. We are still evaluating the impact, if any, that the adoption of EITF No. 03-06 will have on our results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

      Interest rate risk. Our financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. The primary objectives of our investment strategy are to preserve principal, maintain liquidity to meet operating needs and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and maintain an average maturity of 90 days or less. We do not believe that a 10% change in interest rates would have a material impact on the fair value of our investment portfolio or our interest income.

      Foreign currency risk. Substantially all of our revenue is billed and collected in U.S. dollars. A portion of our business, however, is conducted outside of the United States through our international subsidiaries where we may transact business in local currencies. Accordingly, we are subject to exposure from adverse movements in the exchange rates of those local currencies. However, due to the limited amount of revenues generated to date from transactions we have conducted in non-U.S. currencies, the impact of the movements in foreign currency exchange rates has been immaterial for all periods presented. As our international operations grow, we may become subject to greater exposure to fluctuations in foreign currency exchange rates.

      We have not entered into any financial derivative instruments that expose us to material market risk, including any instruments designed to hedge the impact of foreign exchange exposures.

BUSINESS

Overview

      Egenera designs, markets and supports a unique computing platform which enables enterprises to implement utility computing. Utility computing is an emerging model in which datacenter computing resources can be dynamically allocated as needed to run software applications. Our flagship product, the Egenera BladeFrame system, combines our unique virtualization and management software, which we refer to as PAN Manager software, with our innovative hardware platform to enable utility computing. Our virtualization technology replaces traditional datacenter hardware components with software equivalents so that they can be dynamically assigned and centrally managed. This technology enables enterprises to securely and effectively share and manage datacenter resources across applications, reducing the need for dedicated servers and accompanying network infrastructure. In addition, our system can provide data for customers who wish to build the capability to track actual usage of computing resources by business units within the enterprise. With our technology, our customers are able to simplify their datacenter environments, reduce capital and operational costs and achieve greater business agility.

      We believe that utility computing represents the next major transformation of the corporate datacenter computing environment, comparable to the impact of mainframes and distributed computing in prior decades, because it addresses many of the problems in today’s enterprise datacenters. Currently, datacenters are often complex and inefficient environments comprised of large numbers of racks of dedicated, underutilized servers running different operating systems. These servers are interconnected through a web of networking switches, storage switches and cables to the broader data communications and storage networks. Datacenter complexity is exacerbated by the general need for redundancy of all resources that support an enterprise’s mission-critical applications to reduce the impact of any one component failure. This legacy environment is largely the result of significant growth in datacenter infrastructure to meet increased business demands without a corresponding shift in datacenter architecture. We founded Egenera in 2000 to develop the enabling technology for utility computing and to reduce datacenter cost, inefficiency and complexity.

      Our BladeFrame system provides an integrated platform for utility computing and is based on our unique architecture, which we refer to as processing area network, or PAN. This architecture disaggregates the processing, storage and networking resources that are traditionally housed in individual servers into pooled assets. Traditional server hardware components such as internal disk and network and storage interface cards are eliminated from the servers in the BladeFrame, resulting in servers that are interchangeable, and can therefore be allocated and reallocated to run software applications as needed. Our virtualization technology allocates software equivalents of these datacenter hardware components to a server with total transparency to applications that run on the server. As a result, any server in the BladeFrame system can run Linux- or Windows Server 2003-based applications at any time without the labor- and time-intensive recabling and reconfiguration of datacenter hardware components needed with traditional servers. This capability allows customers to reallocate processing capacity as needed to increase resource utilization and to cost-effectively provide backup and disaster-recovery services.

      The BladeFrame system combines our PAN Manager software, an integrated high-speed network and enterprise-class blade servers based on Intel processors. The system is designed to support mission-critical applications running on the Linux and Microsoft Windows Server 2003 operating systems. PAN Manager software’s virtualization technology is complemented by management functionality that provides features such as failover, security, clustering, partitioning and resource management. The BladeFrame system is physically simple and easy to install and substantially reduces datacenter complexity by eliminating most cabling and consolidating connections to the data communications and storage networks. We also provide our customers with comprehensive support services, including maintenance, installation and training, to help them maximize the benefits of our BladeFrame system to their enterprises.

      We first marketed our BladeFrame system to enterprise customers in industries considered to be early adopters of information technology, such as financial services firms and Internet service providers. We sold our first BladeFrame system at the end of 2001, approximately 18 months after we commenced product development. We currently market our products to companies in a broad range of industries including telecommunications, information technology services and healthcare, as well as to government agencies. We have built a direct sales force to market our products in the United States and Europe. We have also established relationships with resellers and systems integrators worldwide to broaden our sales channels, including Morse plc in the United Kingdom, and Hitachi Limited, Itochu Techno-Science Corporation (CTC) and Net One Systems Co., Ltd. in Japan. We have sold BladeFrame systems to customers worldwide, including America Online, Credit Suisse First Boston, Emory Healthcare, Goldman Sachs, JPMorgan Chase Bank, Putnam Investments Trust, SAVVIS Communications Corporation and UFJ Bank Limited.

Industry Background

Legacy Datacenter Challenges

      Enterprises continuously seek to improve information technology service levels to both business units and customers in order to increase revenues, improve customer satisfaction, reduce costs and enhance productivity. Datacenters typically host an enterprise’s mission-critical applications. As a result, datacenter reliability and ease of management are crucial to a business’ success in improving service levels. Achieving datacenter reliability and ease of management in a cost-effective manner is an ongoing challenge for many companies.

      While the demands on datacenter computing infrastructure continually increase, traditional datacenter architecture has not changed materially for decades. Specific problems with traditional datacenter infrastructure include:

      High server costs. During the past decade, enterprises have purchased large numbers of expensive, proprietary UNIX servers to run their mission-critical applications. Based on vendor-specific processor architectures and operating systems, these servers lock an enterprise into a particular vendor’s hardware as applications cannot be easily moved to alternate platforms. Vendor lock-in often results in additional high capital costs as new servers are purchased.

      Datacenter complexity. Enterprises have complex, redundant datacenter networks comprised of racks of servers, switches, storage, cabling and other infrastructure. A single server requires power, connectivity to the data communications network and often connectivity to storage area networks or network attached storage. In addition, it may require a separate management network and keyboard/video/mouse connections. In an effort to create a more reliable infrastructure, these are generally furnished in redundant pairs. However, this ancillary infrastructure is expensive and may actually increase the possibility of component failure due to its complexity. In addition, it requires more space to house as well as more attention from information technology professionals to identify, react to and address issues that may arise.

      Inflexible legacy datacenter architecture. A traditional server’s internal disk and network and storage interface cards create a fixed identity by which that server is known to data communications and storage networks. This fixed identity prevents a server from being easily assigned a new identity without recabling and reprovisioning server, network and storage resources. This inflexibility typically results in computing capacity being dedicated to each software application’s primary, backup and disaster-recovery requirements. Additionally, significant computing resources are often tied up in both development and testing environments. The inability to easily repurpose servers is a substantial contributor to low utilization and even higher capital and operational costs.

      Underutilized assets and high cost of high availability and disaster recovery. Enterprises typically purchase a dedicated server for each software application and buy for peak demand even if the average capacity required to run that application is considerably less than the total processing capacity of the server. Enterprises also typically purchase a backup server to provide dedicated processing capacity to replace the primary server in the case of failure. Backup servers are often allocated on a one-to-one basis due to the inflexibility of traditional servers and the mission-critical nature of the software applications they support. By definition, these backup servers are almost always running at zero utilization. Recently, enterprises have built remote disaster-recovery sites which require a third set of assets, including both hardware and software infrastructure, that must be connected to the primary datacenter. As a result, the utilization rate of servers in the datacenter is low while capital costs are unnecessarily high. According to Giga Information Group, Inc., or Giga, now part of Forrester Research, Inc., processing utilization averages approximately 15% for many large companies.

      High information technology operational costs. All of the infrastructure within a datacenter must be managed and monitored. As a result, an enterprise’s information technology staff grows with additional investment in datacenter infrastructure. System administrators are the highest operating cost in the datacenter. Based on our customer experience, we believe that an administrator-to-server ratio of 1:40 is typical for large enterprise datacenters. For an organization with 5,000 servers, this ratio implies 120 administrators. Rolling out a new software application also requires significant time, in part to integrate a new server and a backup server into the network and to provide for disaster-recovery resources at a remote site. Maintaining and updating operating systems and application software is also labor- and time-intensive and may result in downtime. Delays in introducing new enterprise software applications to market and application downtime for system upgrades represent a cost to the business in addition to the quantifiable operating costs of information technology staff.

Industry Trends

      The worldwide server market represented $50.1 billion in revenue in 2003 according to International Data Corporation, or IDC, and is projected to grow at a compound annual growth rate, or CAGR, of 3.2% through 2008. However, certain technologies within and related to the server market are projected to grow at higher rates. These faster-growing technologies address certain of the challenges posed by legacy datacenter infrastructure:

      Transition to x86 architectures. Most Intel processors, as well as compatible processors from other providers, are based on an architecture referred to as x86. In 2003, x86-based servers and proprietary RISC-based servers accounted for 42.7% and 42.9%, respectively, of worldwide server revenue according to IDC. IDC projects that x86 worldwide server revenue will grow at a 4.4% CAGR through 2008, while RISC-based server revenue will decline 3.3% annually during this period. As x86-based servers typically cost less than RISC systems, the difference in terms of unit shipments is more dramatic. According to IDC, x86 unit shipments worldwide are expected to grow at a CAGR of 11.9% through 2008 versus a slight annual decline of 0.5% for RISC unit shipments.

      Growth of Linux and Windows servers. According to IDC, Linux and Windows servers are both gaining market share, as measured by worldwide revenue, at the expense of UNIX and other proprietary operating systems. According to IDC, revenue from the sale of Linux servers grew by 56.9% in the first quarter of 2004 as compared to the first quarter of 2003. Importantly, recent studies by Forrester Research indicate that Linux is crossing into the mission-critical application space. Similarly, according to IDC, revenue from the sale of servers running Microsoft Windows increased 16.4% in the first quarter of 2004 as compared to the first quarter of 2003. IDC predicts that by 2007, revenue from the sale of servers running Linux and Windows will represent 50.2% of the worldwide server market, up from 37.5% in 2003. We believe this market-share transition reflects the increasing trend of enterprises to purchase x86-based systems as well as a shift away from the use of proprietary systems.

      Blade servers. Many vendors have recently introduced blade servers that incorporate traditional server components, including processors, memory and storage, into a smaller enclosure called a blade. IDC projects that worldwide revenue from the sale of blade servers will increase from $622 million in 2003 to $6.1 billion in 2007, representing a CAGR of 77.3%. We believe most vendors that have introduced blade servers have focused on providing increased server density in a smaller footprint within the datacenter and on reducing cabling. However, the underlying architecture of their products is largely unchanged from their legacy server platforms.

      Storage area networks and network attached storage. During the past decade, external storage in the form of storage area networks and network attached storage has become a large market, estimated to have generated worldwide revenue of $7.4 billion in 2002 according to IDC. These technologies enable external storage to become a shared resource. According to IDC, worldwide revenue from sales of both storage area networks and network attached storage are expected to grow, with projected CAGRs of 10.0% and 15.6%, respectively, from 2003 to 2007. We believe that utility computing requires the separation of disk resources from processing and networking resources. Therefore, the growth of storage area networks and network attached storage complements the growth of other technologies that underpin utility computing.

      Utility computing. Utility computing, which is also referred to by other terms such as on-demand computing and adaptive resource management, has been the basis of numerous reports and articles by industry analysts. Software related to the delivery of utility computing and server provisioning has been an area of growth and innovation in recent years, as demonstrated by the growing number of companies focused in these areas. A number of these companies have been acquired by large server vendors in an attempt to accelerate delivery of these vendors’ utility computing visions. Revenues from the worldwide sales of software for utility computing, or adaptive resource management as it is referred to by IDC, were $311 million in 2002 and are projected to grow to $4.4 billion by 2007.

      These trends reflect increasing demand by enterprises for a more flexible datacenter infrastructure and lower total cost of ownership of their datacenters. Simultaneously, information technology organizations are seeking to deliver improved service levels to both business units and customers. We believe there is a significant market opportunity for our utility computing platform, which can dynamically deliver processing capacity to software applications at any time, thereby reducing capital and operational costs to become the foundation of the next-generation datacenter.

The Egenera Solution

      We introduced a new approach to enterprise computing with our BladeFrame system, which enables our customers to dynamically allocate computing resources on an as-needed basis. As illustrated below, our unique PAN architecture creates a utility computing environment by disaggregating processing, storage and networking resources into pooled assets. These resources come together to support a software application and, when no longer required, are released into the asset pools for use by other software applications. Our PAN Manager software enables this through its integrated management capabilities and by replacing traditional hardware components such as internal disk, network interfaces and switches, storage interfaces and keyboard/video/mouse switches with software equivalents. In particular, the virtualization of internal disk and network and storage interfaces, which typically create a fixed identity by which a server is known to data communication, and storage networks, is what allows any BladeFrame server to be dynamically repurposed.

      Key benefits of our solution include:

      Architectural flexibility and increased utilization. Our BladeFrame system enables customers to create virtual servers on our interchangeable processing blades by dynamically assigning an identity and an operating system to processing blades. This enables our PAN Manager software to increase server utilization by repurposing the same processing blade to run different software applications on an as-needed basis. This avoids the need to tie a specific server to each application. Additionally, as operating systems are not tied to specific processing blades, either Linux or Microsoft Windows Server 2003 can be run on any processing blade. For example, a processing blade can be allocated to run a Linux-based securities-trading application during stock market hours and automatically repurposed for a Windows-based reporting application at night in the time it takes to boot a server. This capability also enables information technology organizations to reduce the infrastructure needed for software development and test, and for disaster recovery, as the same servers can be used at different times to support all of these functions. As new applications move from development to production, the appropriate server capacity can be reallocated as needed.

      Cost-effective high availability and disaster recovery. In contrast to the 1:1 ratio of primary-to-backup servers in typical datacenter environments, the BladeFrame enables a primary-to-backup server ratio as high as 23:1, providing high availability at a significantly reduced cost. Since a processing blade can assume any server identity, our PAN Manager software can redeploy the identity of a failed blade on to any other blade. This capability minimizes downtime and delivers high availability for enterprise software applications, without requiring a backup blade for every primary blade. In addition, application failover is an integrated feature of our PAN Manager software, eliminating the need to purchase third-party high availability software. A similar approach to that employed at the blade level for high availability can be applied across BladeFrame systems for disaster recovery. PAN Manager software enables a single BladeFrame system to back up multiple, geographically dispersed BladeFrame systems. The BladeFrame system designated for disaster recovery can be used for lower-priority applications, when not needed for disaster recovery, to further boost utilization and minimize costs. Furthermore, the system is built with redundant components and automatically fails over to the redundant resource in the event of a failure. These capabilities significantly reduce the cost of enabling both high availability and disaster recovery.

      Physical simplicity. Our BladeFrame system virtualizes datacenter hardware components, eliminates cabling from individual servers and consolidates connections to data communications and storage networks for as many as 24 servers into as few as eight redundant connections. As all processing blades in our product line are the same size, any processing blade fits in any slot in the chassis, providing maximum flexibility. Our system reduces space requirements and minimizes failure points by virtue of the consolidation or elimination of components, thereby reducing capital and operational costs.

      Ease of management. The BladeFrame system is managed through either a standard Web browser or command line interface. Virtual servers can be configured or reconfigured in minutes rather than days or weeks without physically moving or rewiring any components. This efficiency not only reduces application time-to-market, it also lowers ongoing operational costs as fewer information technology professionals are required to maintain and manage our BladeFrame system. Our products are easy to install, require minimal training of information technology professionals and allow our customers to be operational quickly. Our products have been certified by vendors of some of the most widely used storage systems and other datacenter products to ensure interoperability and easy integration into a customer’s current datacenter environment. Additionally, our products can be monitored by industry-leading systems- and network-management software, which our customers may already be using.

      Open, scalable and upgradable system. Our BladeFrame system uses Intel processors and supports both Linux and Microsoft Windows Server 2003. The use of Intel processors results in lower capital costs to our customers, as their economies of scale exceed those of proprietary RISC processors. Supporting both Linux and Windows, instead of proprietary operating systems, gives customers the flexibility to run the same applications on our BladeFrame system as on other Intel-based systems available from many vendors. This flexibility mitigates the concern of vendor lock-in. Processing capacity can be increased or decreased by adding or removing processing blades while the system is running. As faster processors become available, customers can upgrade easily by adding new processing blades to their existing BladeFrame systems.

      We believe that all of these benefits contribute to the total cost of ownership advantage that our products offer to our customers. We have conducted numerous studies with prospective customers that demonstrate the total cost of ownership advantages of our BladeFrame system versus alternate solutions. From a capital cost perspective, the BladeFrame system reduces total cost of ownership by using standard Intel processors versus more expensive vendor-specific RISC processors and by eliminating datacenter hardware components such as network interfaces and switches, storage interfaces, keyboard/ video/ mouse switches and other ancillary equipment and software. Additionally, the consolidation of cables and network and storage connections results in significant reductions in the cost of equipment for connecting to the data communications and storage networks. Moreover, the ability to repurpose servers for multiple tasks, as well as for backup and disaster recovery, reduces the overall number of servers needed. This in turn further reduces the amount and cost of ancillary infrastructure. From an operational cost perspective, the reduction in the number of servers, as well as the elimination of many physical devices, means fewer components to be provisioned, monitored and managed, and easier diagnosis of problems, thereby reducing personnel costs.

      We believe that the simplification of datacenter environments, the reduction of capital and operational costs and the ability to enhance business agility have been the basis of our success in selling products to some of the largest, most sophisticated enterprises in the world.

Strategy

      Our objective is to become the industry leader in utility computing. We believe that our ability to lower our customers’ total cost of ownership and improve their business agility will enable us to achieve this goal. We seek to reach this objective by employing the following key strategies:

•	Maintain a leadership position in utility computing. We believe we are a technology leader in utility computing. We intend to continue leading the development of utility computing by monitoring and anticipating the evolving needs of our customers, and enhancing our products and extending our product line to meet these needs. For example, in late 2003, we introduced our BladeFrame ES product, designed for customer environments requiring less processing capacity, which offers the benefits of our flagship BladeFrame system on a smaller scale. The introduction of BladeFrame ES is consistent with our intention to provide alternate versions of our products with particular capabilities in order to appeal to customers who desire a subset of the comprehensive solutions we provide. We believe our PAN architecture and our PAN Manager software are unique differentiators that will enable us to significantly extend our value proposition to new customers, new industries and new channels, and we plan to invest heavily to ensure that our products continue to meet customer needs.

•	Expand our customer base and increase sales to existing customers. We are focused on selling our products to large enterprises for mission-critical applications across a broad range of industry segments, including financial services firms, Internet service providers, telecommunications, information technology services and healthcare, as well as to government agencies. We expect that as the benefits of our products become more widely recognized through our growing success with marquee enterprise customers, the acceptance and deployment of our products to new customers worldwide will accelerate. Additionally, 90% of direct customers who purchased systems before October 1, 2003 have purchased additional products following initial deployment of our BladeFrame system. Therefore, a key component of our strategy is to leverage our relationships with our growing base of customers to sell additional systems for deployment throughout their enterprises.

•	Enhance our ability to address customers’ comprehensive needs through additional relationships with independent software vendors and complementary technology providers. Our relationships with independent software vendors and other technology vendors enable us to provide a more comprehensive solution and ensure interoperability in multi-vendor datacenter environments. These relationships also enhance our ability to lead the evolution of datacenter technology by enabling us to quickly take advantage of new technology developments.

•	Accelerate our growth by expanding relationships with resellers, systems integrators and original equipment manufacturers. We intend to continue complementing our direct sales force with indirect distribution in areas of the world and to particular industries where it is more efficient to leverage the pre-existing relationships these resellers, systems integrators and original equipment manufacturers have with potential customers. This strategy will help us target potential customers, speed access to key decision makers, effectively communicate the benefits of our products and compress our sales cycle. We have developed relationships with these companies, in part, based on their ability to provide professional services and systems integration services to customers. Our success depends in part on the familiarity these resellers, systems integrators and original equipment manufacturers have with our products, and we will continue to educate them on our technology. At the same time, we will continue to expand our direct sales efforts in the United States and Europe.

•	Continue to deliver premier customer service. Our customers are running mission-critical applications on our products. Therefore, we must continue to help them effectively utilize our products and respond promptly to their questions and requests for support. Our products have been designed to alert our customer service organization to issues often before our customers are aware of them, enabling us to proactively address issues before they hinder our customers’ operations. We intend to continue enhancing the self-diagnostic and reparative capabilities of our products. Our goal is to maintain the high level of customer service satisfaction we enjoy today as we expand our installed base. We plan to achieve this goal by continuing to employ highly skilled customer service personnel as well as by continuing to partner with world-class service providers.

•	Attract, hire and retain a highly skilled team of professionals. One of our greatest strengths is our management team, including our chief executive officer, Robert M. Dutkowsky, the former chief executive officer of J.D. Edwards & Company, and our founder and chief technology officer, Vern J. Brownell, the former chief technology officer of Goldman Sachs. The rest of our senior management team, including those in the areas of research and development, sales and marketing, customer service and support, finance and manufacturing, have an average of over 20 years’ experience in the technology industry. We place tremendous importance on human capital at all levels of our organization and plan to leverage the knowledge and reputations of our senior management team to continue attracting a workforce that is consistent with the level of excellence expected of a technology leader.

      We believe that by concentrating on these aspects of our strategy we can establish Egenera as the global brand of choice for utility computing.

Technology and Products

      The BladeFrame system combines our innovative hardware platform with our PAN Manager virtualization and management software. Our virtualization technology replaces many traditional datacenter hardware components with software equivalents, while the management software enables easy provisioning, monitoring and management of all the virtual servers within the BladeFrame system. The processing resources in a PAN are interchangeable, enabling flexible allocation and failover as one processing blade can easily assume the characteristics and configuration of another.

      The BladeFrame system is based on our unique PAN architecture. We believe that the key attributes of our PAN architecture enable utility computing and that the combination of these features in our BladeFrame system differentiates our products from those of our competitors. These key attributes include:

•	Modular processing resources. The PAN utilizes modular processing resources that enable easy addition and reduction of the amount of processing capacity assigned to particular tasks as needed.

•	Anonymous processing resources. The processing blades in the PAN contain no internal disk or network or storage interface cards, making them anonymous and interchangeable resources. This basic design tenet allows PAN Manager software to assign any server identity to any processing blade at any time, enabling the system to dynamically increase, decrease or fail over processing resources.

•	Built-in networking. High-speed, low-latency interconnects are used to connect PAN resources to each other.

•	Centralized redundant connections. The PAN consolidates redundant connections to data communications and storage networks. It incorporates software that enables redundancy and high availability to the external storage network. The PAN also incorporates load-balancing capabilities, which distribute an incoming workload to a set of servers to optimize performance.

•	Software-based resource management. Integrated management software enables users easily to define, configure, allocate and deploy PAN resources.

•	Virtual components. The PAN replaces error-prone datacenter hardware components with virtual, software-based equivalents that minimize the restrictions of conventional hardware.

•	Partitions. The PAN can be subdivided into multiple, assignable partitions that can securely support multiple departments within an enterprise or multiple customers of a service provider.

•	Built-in failover. The PAN monitors and automatically fails over both hardware and software.

•	Automated disaster recovery. The PAN provides the ability to capture server, network and storage configurations and replicate them across data communications networks for business continuity and repurposing of servers.

BladeFrame System Hardware

      The BladeFrame system is physically simple and easy to install and substantially reduces datacenter complexity. Key hardware components of the BladeFrame system include:

      Chassis. BladeFrame system hardware components are housed in a chassis. We offer two versions of our BladeFrame system chassis that are purpose-built to address the demands of our customers’ server environments. Our BladeFrame system chassis measures 24×30×84 inches and holds up to 24 two-and/or four-way processing blades. Our BladeFrame ES chassis easily mounts in an industry-standard 19-inch-wide rack and supports up to six processing blades.

      Processing blade. Our diskless processing blades function like conventional servers once configured with virtual components by our PAN Manager software. Since processing blades contain no local disk, all disk resources are provided via external storage. Egenera’s alliances with industry-leading storage vendors such as EMC Corporation, Network Appliance, Inc., Hitachi Data Systems, Storage Technology Corporation, 3PARdata Inc. and others ensure thorough validation or certification between the BladeFrame system and storage products.

      Processing blades are available in multiple two-way or four-way processor and memory configurations. For maximum flexibility, all processing blade configurations are the same size, so they can be mixed and matched within a chassis. Each processing blade has redundant, high-speed connections for networking to all other blades.

      Each processing blade can run Red Hat Enterprise Linux, SUSE Linux Enterprise Server or Microsoft Windows Server 2003. To applications running on top of Linux or Windows, the BladeFrame system is indistinguishable from a conventional server, functioning as if it has physical network or storage interfaces and local disk. Linux and Windows applications run unchanged on a processing blade.

      Processing blades are hot-swappable, which means that they can be added and removed while the system is running. PAN Manager software automatically makes added processing blades available as resources in the PAN. Additionally, as more powerful processors become available, users enjoy a built-in upgrade path and avoid total system replacements by simply replacing individual processing blades. Likewise, multiple processor generations and operating systems can run simultaneously on any BladeFrame system, protecting earlier investments.

      Control blade. Two control blades host PAN Manager software and provide redundant interfaces to the enterprise data communications and storage networks. The control blades consolidate physical network and storage connections through multiple redundant gigabit Ethernet and two-gigabit fibre channel links, reducing the cost and complexity of connecting to datacenter networks. Each control blade also houses a DVD drive, which can be allocated to virtual servers as needed. Control blades are redundant for inherent high availability and load balancing. Integrated software ensures redundant paths to external storage. Should a failure occur, the BladeFrame system can operate with a single control blade.

      Switch blade. Two redundant switch blades provide the physical switching layer of the PAN’s point-to-point architecture and allow PAN Manager software to create network connections between processing blades. If a switch blade failure occurs and a processing blade cannot reach a specific switch blade, the processing blade will send all traffic to the other switch blade.

      Bladeplane. The bladeplane is composed of redundant, high-speed serial buses that provide the physical internal network of the PAN and connect all the blades. Two interconnects support secure, point-to-point data transfer between blades at 2.5 gigabits per second, which is significantly faster than typical server interconnects. The bladeplane also provides power distribution, blade identification and the ability to remotely power blades on and off. All blades slide easily into the chassis and connect to the bladeplane through hot-swappable, cable-free connections.

PAN Manager Software

      The BladeFrame system is provisioned and managed entirely through our PAN Manager software, which provides resource virtualization and management functionality. Key features of our PAN Manager software include:

      Hardware virtualization. PAN Manager software virtualizes many of the hardware components of a traditional server into software, such as internal disk, network interfaces and switches, storage interfaces and keyboard/ video/ mouse switches. Virtualization transforms processing, network and storage resources from static to dynamic and replaces time-consuming, error-prone physical activities with automated, software-driven functions. As an example, with as few as four mouse clicks, an administrator can create a new virtual server, configuring processing, networking, storage and high availability.

      Automated, remote management. PAN Manager software can automate the administration of processing, storage and network pools to reduce ongoing operational costs. Administrators can define the conditions upon which the system automatically allocates or reallocates resources. Additionally, the system features both a command line interface and a web-browser-based graphical user interface that allow remote access. Industry-standard Simple Network Management Protocol-based integration with leading systems- and network-management software is also provided. This enables customers to monitor the BladeFrame system with their existing datacenter management software. PAN Manager software also interfaces with BMC Patrol, HP OpenView Network Node Manager and IBM Tivoli Enterprise Console.

      Logical partitions. Through PAN Manager software, the BladeFrame system can be subdivided into multiple, assignable partitions. A partition includes virtual servers and network components that can be allocated to individual customers or departments and are completely isolated from other partitions. The result is server consolidation coupled with the assurance that applications are secure.

      High availability, N+1 failover and disaster recovery. The PAN provides N+1 failover, which means that a single processing blade can act as a backup for any other processing blade in the system. If a processing blade fails, PAN Manager software automatically redirects the same external storage resources as well as the same networking and switch connections to a backup processing blade. Backup processing blades can be pooled in two ways: a global pool which can be accessible to all of the partitions in the PAN and a local pool on an individual partition which is accessible only to that partition. A third failover option dedicates a specific failover processing blade to an individual virtual server within a partition. The same N+1 approach can be applied across BladeFrame systems to achieve low-cost disaster recovery. Through PAN Manager software, a single platform can back up multiple, geographically dispersed BladeFrame systems to enable disaster recovery for every application running on the BladeFrame. The backup system can be used for lower-priority applications between events to boost utilization and minimize costs.

      Clustering. PAN Manager software provides application failover and load balancing via clustering, an approach whereby two or more servers are connected together in such a way that they behave like a single server. Application failover allows the user to define what should happen in the event of an application failure and executes automatic failover when needed.

      Security. We designed the BladeFrame system to ensure high levels of security for applications running on the system. PAN Manager software supports and enforces security domains, which define strict administrative access to system resources. Roles are defined to secure the administrative domains, which include the PAN, the BladeFrame system and the logical partitions. Each time a PAN Manager user is created, a predefined role is assigned with its collection of permissions. The user’s role is chosen based on the type of access needed and to which domains. In order of decreasing privilege, the three roles available for each administrative domain are administrator, operator and monitor. For example, a new user may be assigned the role of partition administrator for a specific partition only, preventing access to other partitions and their associated data. Partition administrators cannot alter their roles or included permissions in any way.

      Self-correcting diagnostics. The BladeFrame system is self-monitoring, self-tuning and self-recovering. In the event of a component failure — either physical or virtual — the system automatically takes action to continue functioning while alerting administrators to the irregularity. PAN Manager software continuously monitors the health and performance of resources and services, and optimizes BladeFrame system operation in a predictive manner. Anticipating, avoiding and correcting failures helps keep applications up and running with minimal impact on service levels.

Customers and Case Studies

      We sell our products to companies in a broad range of industries including financial services, Internet service providers, telecommunications, information technology services and healthcare, as well as to government agencies. We believe our products present a compelling value proposition for customers in these as well as other industries. We sell our products predominantly to large enterprises and have continued to add new customers each quarter since we initiated product sales. While sales to new customers represent a significant percentage of our current and anticipated revenues, we also derive substantial revenues from follow-on sales to existing customers once they have had an opportunity to deploy our products and observe their benefits. As of March 31, 2004, 90% of direct customers who purchased systems before October 1, 2003 had purchased additional systems following initial deployment of our BladeFrame system. In 2002, sales to Lehman Brothers, Credit Suisse First Boston and Goldman Sachs represented 51%, 25% and 12% of our revenues, respectively. In 2003, sales to JPMorgan Chase Bank, America Online and Goldman Sachs represented 24%, 24% and 16% of our revenues, respectively. In the three months ended March 31, 2004, sales to Credit Suisse First Boston, America Online and JPMorgan Chase Bank represented 27%, 25% and 18% of our revenues, respectively. We sell our products through a direct sales force as well as through resellers and systems integrators.

      The following case studies illustrate how some representative customers are using our products in their information technology infrastructures.

      America Online, Inc. America Online was concerned about processing availability for MapQuest, its popular information website. The new system they envisioned had to ensure high availability and provide ease of management. Most importantly, the system would need to be readily deployable and scalable as demand increased in order to capture as much revenue from new customers as possible. America Online analyzed the cost of ownership of the BladeFrame system, including the reduction in peripheral hardware needed to connect the system to America Online’s network and storage area network. Results of MapQuest’s physical consolidation include:

•	a five times increase in processing performance while reducing processor count;

•	a two-thirds reduction in power requirements;

•	deployment of three to four weeks faster than a typical server; and

•	an 80% reduction in floor space.

      With the Egenera system in place, resources can shift between MapQuest’s two major functions, mapping and routing, based on load. The utility computing capabilities of the BladeFrame system enable MapQuest to handle unexpected acceleration in routing requests while maintaining service levels for site visitors.

      SAVVIS Communications Corporation. This global information technology utility recently launched a unique, virtualized information technology services delivery platform which leverages the BladeFrame system for pooled processing resources. Unlike the traditional service provider model, in which customers pay for dedicated capacity that often goes unused, the utility model allows SAVVIS to share resources among customers. Based on demand and service-level agreements, the resources allocated to each customer are routinely and automatically adjusted. According to SAVVIS, the new platform:

•	enables SAVVIS to offer services at a price 50% lower than their other offerings;

•	enables the automated provisioning of new servers in minutes;

•	gives each customer a secure, private network; and

•	offers an integrated set of previously unavailable services designed to improve business agility, including automated and faster provisioning of computing resources, real time server/blade failover and computing capacity on demand.

According to SAVVIS, the new utility computing platform is a key differentiator, enhancing the company’s competitive advantage in the market for hosting, network and application services.

      Emory Healthcare. As part of a strategic initiative to simplify its datacenter and reduce information technology spending through utility computing, Emory Healthcare is moving mission-critical applications from proprietary UNIX and mainframe platforms to the BladeFrame system. One of the leading health systems in the United States, Emory reached its decision by comparing the server-virtualization capabilities of the BladeFrame system against offerings from the industry’s largest providers of enterprise-class processing systems. According to Emory, the BladeFrame system’s virtualization functionality is enabling it to lower total cost of ownership by 60% by:

•	reducing capital costs by two-thirds;

•	improving processor utilization five-fold;

•	compressing the time required to provision a server from two weeks to 10 minutes; and

•	reducing system administration requirements by more than 80 percent.

      Moreover, Emory noted that its information technology personnel can now easily assign computing resources to internal users as well as to partners, doctors and clinicians outside the organization. A system administrator can configure and allocate a virtual server in minutes, sparing users the complexity of connecting to Emory’s storage area networks and data communications networks. Additionally, Emory’s ability to build test systems without procuring dedicated hardware represents a significant reduction in capital costs. Virtual servers used for testing are created on the processing blades allocated for failover, minimizing the number of systems required, notably increasing processor utilization and holding down the number of system administrators required to manage the datacenter operation.

Sales and Marketing

      We have established multiple sales channels in order to accelerate the sales of our products throughout the world. Within the United States, our sales model is primarily direct, although we use resellers and systems integrators to sell to the federal government. In Europe we use both a direct sales force and resellers. Our sales in Asia are through regional resellers, with local channel support provided by Egenera. In 2002 and 2003, we focused on recruiting high-quality resellers that have established relationships with large enterprises in their regions and that also provide value-added services and systems integration. In 2003, 19% of our revenues came through resellers and systems integrators. In 2004, we are focusing on maximizing the effectiveness of these indirect sales channels to drive a larger percentage of our revenues. As of June 30, 2004, our sales and marketing organization consisted of 72 employees in 11 locations worldwide.

      We focus our sales and marketing activity on large enterprises that are likely to have significant numbers of installed servers, and which can therefore realize the greatest benefit from our products. As part of our sales process we typically perform a total cost of ownership analysis in consultation with prospective customers to demonstrate the potential benefits of our solution and we may provide a BladeFrame system for evaluation. In addition to cultivating new customer relationships, we dedicate significant resources to increasing sales to existing customers.

      Our marketing efforts are focused on both raising awareness of Egenera in the market and generating qualified leads for our sales force. We utilize a variety of lead-generation methods, including Web-based marketing, electronic communications, seminars, selected trade show participation and direct mail. We have implemented a closed-loop marketing and sales process, with marketing programs targeting our key markets, an inside sales team providing immediate follow-up and a consistent evaluation of each program against our established goals. We generate awareness of Egenera through a strong focus on public relations and through our industry analyst relations program.

Customer Service

      Our customer service organization provides hardware and software support services to customer sites worldwide 24 hours a day, 365 days a year, to help ensure that our products remain highly available and operate efficiently. These services are delivered through a combination of remote and on-site service, both directly by us and through our authorized service providers. At the option of the customer, we use the automated remote support features designed into our systems to continuously monitor, diagnose and resolve issues. Additionally, customers can access our service function through email and telephone support. While most support issues are resolved without the need for on-site service, such service is provided when necessary through Egenera or our third-party service providers. We generally use third-party service providers rather than establish our own on-site service capabilities in regions where we have limited customer concentrations and it is more cost-effective for us to do so.

      We have cooperative support agreements with hardware and software vendors whose products interoperate with our BladeFrame system to help ensure that our customers receive high-quality support and a rapid response. Our first-line technical support and field engineers have strong product and industry knowledge with an average of 10 years’ experience. Our support model ensures that a customer works with a veteran system administrator from the outset, reducing the time needed to resolve inquiries.

      We conduct site surveys and provide on-site installation services to ensure that systems are properly installed and operational. We also assist customers in planning the migration of applications from proprietary UNIX to Linux. Additionally, we provide courses and a certification program on our technology, our products and BladeFrame system administrator job functions. This training is available worldwide to our current and prospective customers, resellers, service providers and business alliance members through e-learning and instructor-led classroom formats. We conduct annual customer surveys to assess the quality and effectiveness of our products and services. We are also developing a Web-accessible central database for storing and organizing customer feedback and resolution procedures implemented by our technical-support engineers. This database will help us identify emerging service issues and trends, institutionally capture support-service knowledge for reuse and establish best practices.

Research and Development

      We believe that maintaining a technology leadership position in the emerging utility computing market is crucial to our success. We invest a substantial portion of our resources in research and development to ensure both continued market leadership and a high level of responsiveness to our customers’ needs. Our research and development organization is responsible for the design, development, quality assurance, documentation and release of our hardware and software products. As of June 30, 2004, we had 104 employees engaged in activities related to research and development whose efforts are focused on enhancing our current products and extending our product line. In addition, we devote a substantial amount of effort collaborating with other vendors of hardware and software products, including storage platforms, operating systems and other software to ensure certification and interoperability. In order to proactively address evolving customer needs, we solicit input on our product plans through a variety of ongoing methods, including customer participation at our periodic technical advisory board meetings. We also monitor new industry developments and potential standards through participation at industry forums. Our research and development expenses in 2001, 2002 and 2003 were $11.6 million, $13.2 million and $16.4 million, respectively.

Manufacturing

      We do not own or operate any manufacturing facilities. We contract for the manufacturing of custom components, including printed circuit board assembly and other subsystems, and all of our finished products. Currently, we depend on Celestica, a leading electronics manufacturing service provider, for the manufacture and assembly of all of our finished products. Celestica supplies labor, equipment, raw materials, components (other than selected custom components) and the physical plant necessary to manufacture and assemble our finished products. Celestica’s activities extend from building new product prototypes to full production, including order fulfillment. Specific activities include material procurement, inventory management, final assembly, product testing, quality control and direct order shipment to our customers worldwide. These arrangements provide us with several benefits, including eliminating the need to dedicate space to manufacturing operations and reducing investment in capital equipment necessary for manufacturing and working capital required for inventory. We believe that these arrangements also provide us access to world-class manufacturing know-how, which would be difficult and expensive to develop internally, as well as the ability to scale manufacturing volumes quickly to meet changes in demand. Generally, our contract manufacturing and supply arrangements do not specify any minimum purchase requirements. However, in certain circumstances we may be liable to our manufacturers and suppliers for excess material and components purchased by them based on our short-term forecasts covering discrete periods of time.

      We design and specify rigorous quality-control procedures and tests to ensure our products meet our quality standards. We monitor Celestica’s performance of these tests and procedures, including acceptance testing of products and final test and inspection, before order shipment.

      Our growth and ability to meet customer demands depend in significant part on our ability to obtain timely deliveries of components and manufacturing services. We do not have a long-term contract with Celestica, which also manufactures products for some of our competitors. Certain components used in our products are presently available only from a single source or limited sources.

      The risks associated with manufacturing are also discussed in the section of this prospectus entitled “Risk Factors.”

Alliances Program

      Through our alliances program and through similar programs of other companies we have forged technology alliances with:

•	leading providers of enterprise datacenter systems and solutions such as operating systems, storage area networks and network attached storage platforms and enterprise management software;

•	independent software vendors that market applications which run on Egenera products such as databases, application servers, application- and workload-management software and vertical applications; and

•	services organizations that provide a variety of consulting and technology services to customers.

      These arrangements are generally intended to facilitate product compatibility and interoperability and joint marketing. We intend to form additional alliances.

Competition

      Our products deliver utility computing through an integrated software and hardware system. Our competition typically offers a variety of individual hardware and software products along with integration services in order to compete against our product offering. We consider our primary competitors to be:

•	IBM;

•	Hewlett-Packard; and

•	Sun Microsystems.

      Each of these competitors has announced a utility computing initiative, and sells a variety of server equipment and software products and services that provide components of our system’s functionality. We also currently compete with other vendors of software or hardware products that provide functional equivalents to elements of our product offering. In addition, we expect to encounter additional competitors as utility computing evolves, including:

•	companies in adjacent technology businesses such as storage and networking infrastructure and management;

•	companies providing technology that is complementary to ours in functionality such as datacenter-management software; and

•	emerging companies that have not yet announced a utility computing product offering.

      Many of our current and potential competitors have substantially greater market presence and greater financial, technical, sales and marketing, manufacturing, distribution and other resources; longer operating histories; greater name recognition; a broader offering of products and services; and more established relationships with customers and other technology companies than we do. We believe competitive factors between our products and those of our competitors include the ability to lower total cost of ownership, product features and functionality, worldwide customer service, ease of integration with our customers’ existing datacenter infrastructures, reliability, price and industry reputation. We believe that we compete favorably on these factors due, in part, to our unique PAN architecture and virtualization technology, which provide architectural flexibility and increased utilization, cost-effective high availability and disaster recovery, physical simplicity, ease of management and an open, scalable and upgradeable architecture, all of which contribute to a lower total cost of ownership in the datacenter and increased business agility.

      The risks associated with competition are also discussed in the section of this prospectus entitled “Risk Factors.”

Intellectual Property

      Our strategy is to rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and invention-assignment agreements with our employees and consultants and confidentiality agreements with other third parties to help control ownership of and access to our proprietary technology.

      We file applications for patents in the United States and in selected foreign jurisdictions where we believe filing for such protection is appropriate. We evaluate ideas and inventions for patent protection with a cross-functional team of senior engineers, marketing employees and internal counsel and in consultation with our outside patent counsel. At June 30, 2004, we had nine hardware and software patent applications pending in the United States as well as related patent applications pending in selected foreign jurisdictions. We anticipate filing more patent applications in the ordinary conduct of our business.

      Egenera, Egenera stylized logos and BladeFrame are registered trademarks of ours in the United States, and registration of these trademarks has been granted or is pending in several other jurisdictions. Our unregistered trademarks include BladePlane, cBlade, Control Blade, PAN Manager, pBlade, Processing Blade, sBlade and Switch Blade.

      Our patent applications, any patents we may obtain or our other proprietary rights may be challenged, invalidated or circumvented. The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and litigation regarding patent and other intellectual property rights. Whether we are asserting our intellectual property rights against others or defending the assertion of intellectual property rights against us, litigation could be complex, protracted, costly to conduct or settle and highly disruptive to our business operations by diverting the attention and energies of our management and key technical personnel.

      The risks associated with intellectual property are also discussed in the section of this prospectus entitled “Risk Factors.”

Employees

      At June 30, 2004, we had 248 full-time employees, including 104 in research and development, 72 in sales and marketing, 28 in customer service and support, 13 in manufacturing and supply-chain management, and 31 in general administration. From time to time we also employ independent contractors and temporary employees to support our operations. None of our employees is represented by a labor union. We have never experienced a work stoppage and consider our relationships with our employees to be good.

Facilities

      Our corporate headquarters, which is also our primary administrative, finance, marketing, customer support and product-development facility, is a 43,489 square foot leased facility in Marlborough, Massachusetts. The facility is under a single lease that expires in 2010. As of June 30, 2004, we have six other United States sales offices and four international sales offices. We lease a 10,000 square foot facility in New York City and a 4,000 square foot facility in McLean, Virginia. We rent executive suites in San Mateo, California; Overland Park, Kansas; Chicago, Illinois; and Kennesaw, Georgia. Our international sales and support facilities are located in London, Tokyo, Shanghai and Hong Kong. We believe we have adequate facilities to meet our currently anticipated requirements and that suitable additional or substitute facilities will be available as required.

Legal Proceedings

      We are not currently a party to any legal proceeding. However, the industry in which we operate is characterized by frequent claims and litigation including claims regarding patent and other intellectual property rights as well as improper hiring practices, and we may be involved in various legal proceedings from time to time. The risks associated with intellectual property rights claims and other legal proceedings are also discussed in the section of this prospectus entitled “Risk Factors.”

MANAGEMENT

Directors, Executive Officers and Senior Management

      The following table sets forth information with respect to our directors, executive officers and certain members of senior management.

Name	Age	Title

Robert M. Dutkowsky	49	Chairman of the Board, President and Chief Executive Officer
Vern J. Brownell	45	Director, Executive Vice President and Chief Technology Officer
William P. Collatos	50	Director
David I. Epstein	50	Director
Richard H. Kimball	47	Director
Louis J. Volpe	54	Director
Michael R. Thompson	49	Senior Vice President and Chief Operating Officer
Thomas F. Sheehan	47	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Peter J. Manca	41	Senior Vice President of Engineering
Susan Davis	48	Vice President of Product Marketing and Management
Robert Doucette	44	Vice President of Manufacturing
Al Lanzetta	57	Vice President of Worldwide Enterprise Services
Ben Sprachman	47	Vice President of Hardware, Engineering and Architecture

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating and Corporate Governance Committee

     Robert M. Dutkowsky has served as our chairman, president and chief executive officer since February 2004. Prior to joining Egenera, from February 2002 to February 2004, Mr. Dutkowsky served as president and chief executive officer of J.D. Edwards & Company, a software development company, and he also served as the chairman of its board of directors from March 2002 until its acquisition by PeopleSoft, Inc., in July 2003. From October 2001 to January 2002, Mr. Dutkowsky served as president of the assembly test division of Teradyne, Inc., a company that manufactures automatic test equipment and interconnection systems for semiconductor, electronics and network systems companies. From April 2000 to October 2001, Mr. Dutkowsky served as chairman, president and chief executive officer of GenRad, Inc., which was acquired by Teradyne, Inc. in October 2001. From October 1999 to April 2000, Mr. Dutkowsky served as president of Data General, a division of EMC Corporation, a firm that provides information storage and management solutions. From September 1997 to September 1999, Mr. Dutkowsky served as executive vice president, markets and channels, of EMC. Prior to joining EMC, Mr. Dutkowsky spent 20 years with IBM in a series of sales, marketing and senior management roles. Mr. Dutkowsky is also a director of McAfee, Inc. Mr. Dutkowsky holds a B.S. in industrial engineering and labor relations from Cornell University.

      Vern J. Brownell, our founder, has served as our executive vice president and chief technology officer since February 2004 and as one of our directors since March 2000. Mr. Brownell also served as our president and chief executive officer from March 2000 to April 2002 and again from February 2003 to February 2004. From April 2002 to February 2003, Mr. Brownell served as our senior vice president and chief technology officer, and from March 2000 to October 2000, he served as our corporate secretary. Prior to founding Egenera, from July 1989 to March 2000, Mr. Brownell served in various technology roles, most recently as chief technology officer, at Goldman, Sachs & Co., an international investment banking firm. Prior to his tenure at Goldman Sachs, from 1986 to July 1989 Mr. Brownell served as manager of engineering at Stratus Computer Inc., the predecessor company to Stratus Technologies, Inc., a company that designs, manufactures, markets and supports fault-tolerant computer products, and as manager of engineering at Ztel Corporation, a telecommunications firm, from 1983 to 1986. Mr. Brownell holds a B.E.E.E. from Stevens Institute of Technology and an M.B.A. from Anna Maria College.

      William P. Collatos has served as one of our directors since October 2000. In 1993, Mr. Collatos co-founded Spectrum Equity Investors, a private equity investment firm, and has continued to serve as its managing general partner. From 1980 to 1990, Mr. Collatos held a variety of positions with TA Associates, a private equity investment firm, including associate and general partner, and was also a founding partner of Media/ Communications Partners, a spin-off of that firm. Mr. Collatos holds an A.B. in economics from Harvard College.

      David I. Epstein has served as one of our directors since May 2002. Mr. Epstein is a partner at Crosslink Capital, Inc., a venture capital firm focusing on systems and semiconductors. He joined Crosslink Capital in September 2001. From September 2000 to August 2001, Mr. Epstein, as an independent consultant, served as interim chief executive officer of the wireless semiconductor company Adaptive RF Corporation, and as a consultant to Transmeta Corporation, a firm that develops microprocessors. Previously, from February 2000 to August 2000, he was president and chief executive officer of Xstream Logic, a network processor company. From September 1996 to March 1999, Mr. Epstein was the founding chief executive officer of Raycer Graphics, a 3-D graphics semiconductor company. He was vice president of engineering at NexGen, Inc., a PC microprocessor company, from November 1990 to September 1995 and vice president of engineering at Kendall Square Research, a supercomputer company, from July 1987 to June 1990. Mr. Epstein holds B.S.E.E. and M.S.E.E. degrees from the University of Wisconsin and an M.B.A. from Boston University.

      Richard H. Kimball has served as one of our directors since December 2003. Mr. Kimball is a managing general partner of Technology Crossover Ventures, a venture capital firm that he co-founded in 1995. Mr. Kimball also spent over 10 years at Montgomery Securities, from 1984 to 1994, serving as a securities analyst and managing director. He currently serves on the board of directors of Vastera, Inc. and several privately-held companies. Mr. Kimball holds an A.B. in history from Dartmouth College and an M.B.A. from the University of Chicago.

      Louis J. Volpe has served as one of our directors since October 2000. Since November 2000, Mr. Volpe has been a managing general partner at Kodiak Venture Partners, a venture capital firm. Previously, from October 1999 to November 2000, Mr. Volpe was president, chief operating officer and a director of ArrowPoint Communications, Inc., a provider of content switches that optimize web content delivery, which was acquired by Cisco Systems Inc. in June 2000. Prior to that, Mr. Volpe was senior vice president of worldwide sales and marketing at GeoTel Communications Corporation, a provider of software for distributed voice call centers, which was acquired by Cisco Systems in June 1999. Mr. Volpe holds a B.S. in economics from Tufts University and an M.B.A. from Boston University.

      Michael R. Thompson has served as our senior vice president and chief operating officer since March 2002. Prior to joining Egenera, from May 1995 to March 2002, Mr. Thompson served as senior vice president of worldwide sales and marketing and as a director of Stratus Technologies, Inc. and its predecessor company. From March 1984 to April 1995, he held various sales and marketing positions, most recently as director of U.S. sales operations for the financial line of business, at Tandem Computers, a server manufacturer that merged with Compaq Computer Corporation in August 1997. Mr. Thompson holds a B.S. in mathematics from Southern Connecticut University.

      Thomas F. Sheehan has served as our senior vice president, chief financial officer, treasurer and secretary since December 2000. Prior to joining Egenera, from August 1999 to December 2000, Mr. Sheehan served as chief financial officer of The MacGregor Group, a financial technology provider. Prior to that, he served as chief financial officer for Fidelity Technology Solutions from July 1997 to July 1999. Mr. Sheehan served as controller, treasurer and vice president of investor relations at Oak Industries, Inc. a telecommunications company, from July 1990 to June 1997. Mr. Sheehan holds a B.S. in accounting from Syracuse University.

      Peter J. Manca has served as our senior vice president of engineering since June 2000. Prior to joining Egenera, from August 1990 to June 2000, Mr. Manca held positions of increasing responsibility, most recently as vice president of engineering, at Hitachi Computer Products of America, an electronic manufacturing company. Prior to joining Hitachi, Mr. Manca served as a network engineer at Racal Interlan, a network vendor company, from October 1989 to August 1990. From February 1986 to October 1989, Mr. Manca served as a CPU design engineer at Prime Computer, a computer manufacturing company. From February 1985 to February 1986, Mr. Manca was a software engineer with Encore Computer Corporation, a firm that manufactured, distributed and supported scalable computer systems and data storage products for large computer systems. Mr. Manca holds a B.S. and an M.S. in electrical engineering from Worcester Polytechnic Institute, where he has taught graduate courses on operating systems and networking.

      Susan Davis has served as our vice president of product marketing and management since April 2001. Prior to joining Egenera, from June 1999 to April 2001, Ms. Davis worked in product management at Lucent Technologies, Inc., a communications networking company. Ms. Davis served in a similar role at Ascend Communications, Inc., a communications networking company that was acquired by Lucent, from October 1998 to June 1999. Prior to joining Ascend, Ms. Davis worked as director of independent software vendor relations for Stratus Computer Inc. Ms. Davis began her career at Honeywell/ Bull, a manufacturing company where she held a number of engineering positions in software development and support. Ms. Davis holds a B.S. in economics from Cornell University.

      Robert Doucette has served as our vice president of manufacturing since November 2003. Prior to joining Egenera, from October 2001 to June 2003, Mr. Doucette was vice president of operations at WaveSmith Networks, a provider of multi-service telecommunications switches, which was acquired by Ciena Corporation in June 2003. Previously, Mr. Doucette served as executive vice president of the global supply chain at Marconi Networks, a provider of hardware and software for the communications and information industries, from May 1999 to June 2001. From January 1995 to April 1999, Mr. Doucette held various positions of increasing responsibility, most recently senior vice president of operations, at FORE Systems, which was acquired by Marconi in 1999. From December 1994 to January 1995, Mr. Doucette held management positions at Altron Inc., a manufacturing services supplier, and at Stratus Computer, Inc. Mr. Doucette holds a B.S. in management from Lesley College.

      Al Lanzetta has served as our vice president of worldwide enterprise services since October 2002. Prior to joining Egenera, from October 1999 to October 2002, Mr. Lanzetta served as vice president, worldwide customer field operations at EMC Corporation, a firm that provides information storage and management solutions. From December 1977 to October 1999, Mr. Lanzetta was with Data General Corporation where he held a variety of positions of increasing responsibility, most recently as vice president, manufacturing services division. Mr. Lanzetta earned a B.S. in business administration from Clark University and an M.B.A. from Babson College.

      Ben Sprachman has served as our vice president of hardware, engineering and architecture since March 2000. Prior to joining Egenera, from January 1998 to March 2000, Mr. Sprachman served as executive director, softswitch development at Lucent Technologies, Inc./ Ascend Communications, a communications networking company. From May 1993 to January 1998, Mr. Sprachman served as director of hardware development at Stratus Computer, Inc. From October 1991 to May 1992, Mr. Sprachman worked for LSI Logic Inc., a developer and manufacturer of customer integrated circuits. Prior to LSI Logic, Mr. Sprachman served as director of development at Prime Computer from February 1979 to October 1991. Mr. Sprachman holds a B.A.Sc. Degree from the University of Toronto.

Board of Directors

      We currently have six directors, four of whom we believe to be independent directors under applicable NASDAQ rules. Immediately prior to this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of two class I directors, Messrs.                and               , two class II directors,

Messrs.                and               , and two class III directors, Messrs.                and               . At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial class I directors, class II directors and class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2005, 2006 and 2007, respectively.

      In addition, our by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors or by the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

      Currently, Messrs. Collatos, Epstein, Kimball and Volpe serve on the board of directors pursuant to the terms of a voting agreement, dated as of December 22, 2003. This agreement will terminate upon the closing of this offering.

      Each executive officer is elected or appointed by, and serves at the discretion of, the board of directors. There are no family relationships among any of our directors or executive officers.

Board Committees

      Our board of directors has established or will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee

      Our audit committee was established in November 2000 and currently consists of Messrs.                , and                . Mr.                serves as committee chair. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and our independent auditors.

      The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors. In addition, the audit committee must approve in advance:

•	any related-party transaction that we enter into;

•	all audit services; and

•	all non-audit services, except de minimis services, provided the audit committee has approved such de minimis services prior to the completion of the applicable audit.

Compensation Committee

      Our compensation committee was established in November 2000 and currently consists of Messrs.                ,  and               . Mr.                serves as committee chair. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers and such other employees as may be specified by our board of directors. The compensation committee also administers the issuance of stock options and other grants under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

Nominating and Corporate Governance Committee

      Our nominating and corporate governance committee will be established prior to the closing of this offering. The purpose of the nominating and corporate governance committee will be to:

•	identify individuals qualified to become members of the board of directors;

•	recommend to the board of directors the persons to be nominated by the board of directors for election as directors at the annual meeting of stockholders;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to us; and

•	oversee the evaluation of the board of directors and management.

      Procedures for the consideration of director nominees recommended by stockholders are set forth in our by-laws.

Compensation of Directors

      Directors who are employees receive no additional cash compensation for their service on the board of directors or any committee of the board. To date, we have not paid any fees to our non-employee directors other than in connection with reimbursable expenses incurred in connection with attending board and committee meetings. We intend to adopt a cash and equity compensation policy for our directors prior to the closing of this offering. In addition to annual stock option grants, we anticipate that our non-employee directors will receive an annual fee for service on our board plus an additional fee for each board and committee meeting attended.

Compensation Committee Interlocks and Insider Participation

      During the year ended December 31, 2003, none of our executive officers served as a director or as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of Egenera. During the year ended December 31, 2003, Mr. Brownell and Ms. Miller served on our compensation committee and as employees of Egenera.

Executive Compensation

      The table below sets forth the total compensation paid or accrued for the year ended December 31, 2003 for our president and chief executive officer, each of our four most highly compensated executive officers who were serving as executive officers on December 31, 2003, and our former president and chief executive officer. We refer to these individuals in this prospectus as our named executive officers.

Summary Compensation Table

			Long-Term
			Compensation
			Awards

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation

Robert M. Dutkowsky(1)	—	—	—	—
Chairman, President and Chief Executive Officer
Vern J. Brownell(2)	$275,000	—	—	—
Executive Vice President, Chief Technology Officer and Former President and Chief Executive Officer
Michael R. Thompson	$250,000	$50,000	650,000	—
Senior Vice President and Chief Operating Officer
Thomas F. Sheehan	$190,625	—	—	—
Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Peter J. Manca	$196,250	—	—	—
Senior Vice President, Engineering
Deborah G. Miller(3)	$50,000	—	—	$362,957 (4)
Former President and Chief Executive Officer

(1)	Mr. Dutkowsky became our chairman, president and chief executive officer in February 2004. His current annual base salary is $350,000. For more information regarding Mr. Dutkowsky’s annual compensation, please see “— Employment Agreements.”

(2)	Mr. Brownell, our founder, served as our president and chief executive officer from March 2000 to April 2002 and again from February 2003 to February 2004. From February 2002 to February 2003, Mr. Brownell served as our senior vice president and chief technology officer, and from March 2000 to October 2000, he served as our corporate secretary.

(3)	Ms. Miller served as our president and chief executive officer until February 2003.

(4)	Reflects severance payments in the amount of $250,000, reimbursement of relocation expenses in the amount of $97,092 and payments for accrued vacation in the amount of $15,865.

Option Grants in Last Fiscal Year

      The following table sets forth each grant of stock options during the year ended December 31, 2003 to each of the named executive officers.

Potential Realizable Value at
	Number of	Percentage of			Assumed Annual Rates of Stock
	Securities	Total Options			Price Appreciation for Option
	Underlying	Granted to	Exercise		Term(1)
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Share)	Date	5%	10%

Robert M. Dutkowsky	—	—	—	—	—	—
Vern J. Brownell	—	—	—	—	—	—
Michael R. Thompson(2)	650,000	15.20%	$0.35	07/22/2013
Thomas F. Sheehan	—	—	—	—	—	—
Peter J. Manca	—	—	—	—	—	—
Deborah G. Miller	—	—	—	—	—	—

(1)	The potential realizable values set forth in this column have been calculated based on the term of the option at the time of grant, which is ten years. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $ per share, minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

(2)	Mr. Thompson was granted an option to purchase 650,000 shares of our common stock at an exercise price of $0.35 per share, in connection with his achievement of 2003 sales performance goals. The exercise price of this option represents the fair market value of our common stock on the date of grant, as determined by our board of directors. This option vests and becomes exercisable as to 25% of the shares underlying such option on the first anniversary from the date of grant and then in 36 equal monthly installments for the next three years.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

      The following table sets forth option exercise information for each of our named executive officers as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-The-Money Options
	Acquired		December 31, 2003(2)		at December 31, 2003(3)
	on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert M. Dutkowsky(4)	—	—	—	—	—	—
Vern J. Brownell	—	—	—	—	—	—
Michael R. Thompson	112,854	$219,185	999,790	1,560,356
Thomas F. Sheehan	—	—	75,000	75,000
Peter J. Manca	—	—	250,000	250,000
Deborah G. Miller	1,666,563	$216,653	—	—	—	—

(1)	The dollar amounts set forth in this column have been calculated by determining the difference between the exercise price per share of such option and the fair market value of our common stock on the date of exercise.

(2)	Each of these options is immediately exercisable on the date of grant for shares of restricted stock which are subject to vesting over a specified period of time. The term “exercisable” in this column reflects such portion of the option that, if exercised, would be exercisable for fully vested shares of common stock.

(3)	The dollar amounts set forth in this column have been calculated by determining the difference between the exercise price per share of such option and an assumed initial public offering price of $ per share.

(4)	Mr. Dutkowsky became our chairman, president and chief executive officer in February 2004. At that time, he was granted options to purchase an aggregate of 7,214,902 shares of our common stock. As of December 31, 2003, the value of these options, none of which are exercisable for fully vested shares of common stock as of June 30, 2004, would have been $ .

Employment Agreements

Robert M. Dutkowsky

      We entered into an employment agreement with Mr. Dutkowsky on February 2, 2004 having an initial term of three years. The agreement is automatically renewable for successive one-year terms unless either party gives written notice to the other party at least 30 days prior to the expiration of the then-current term. Under the agreement, Mr. Dutkowsky currently receives an annual base salary of $350,000, subject to annual increase at the discretion of our board of directors. In addition, Mr. Dutkowsky received a signing bonus of $100,000 and is entitled to receive an annual performance bonus of approximately 70% of his base salary at the end of each year, which we refer to as the target bonus, if he meets annual performance objectives established by our board of directors. Mr. Dutkowsky’s target bonus is guaranteed to be at least $150,000 for the year ending December 31, 2004, whether or not any objectives for the target bonus are obtained. Pursuant to the terms of the agreement, Mr. Dutkowsky received an incentive stock option to purchase 231,245 shares of our common stock at an exercise price of $2.1622 per share and a non-qualified stock option to purchase 6,983,657 shares of our common stock at an exercise price of $2.1622 per share. The incentive stock option vests and becomes exercisable as to 20% of the shares underlying the option on December 31, 2004, then in 36 installments of 1.67% of the shares underlying the option per month. The remaining 20% of the shares underlying the option vest on January 31, 2008. The non-qualified stock option vests and becomes exercisable as to 25% of the shares underlying the option on January 31, 2005, and then in 36 equal monthly installments over the next three years.

      In the event that we terminate Mr. Dutkowsky’s employment without cause or if he terminates his employment for good reason, Mr. Dutkowsky is entitled to:

•	his then-current base salary paid in accordance with our usual payroll practices over the 12-month period following his termination if we are not subject to periodic reporting requirements under the Exchange Act at the time of termination; or

•	an amount equal to his then-current base salary and target bonus for the fiscal year in which his employment terminates, payable in accordance with our usual payroll practices over the 12-month period following his termination if we are subject to periodic reporting requirements under the Exchange Act at the time of termination;

•	continued health and dental insurance for the twelve-month period following his termination; and

•	accelerated vesting of any unvested share options, restricted stock or other equity grants calculated as if Mr. Dutkowsky’s employment had terminated:

•	on the first anniversary of his employment date if the termination occurs within six months after the date of employment,

•	six months following the termination date, if we are not subject to the periodic reporting requirements of the Exchange Act at the time of termination, or

•	twelve months following the termination date, if we are subject to the periodic reporting requirements of the Exchange Act at the time of termination.

      The employment agreement also provides that in the event of change of control of the company, 50% of Mr. Dutkowsky’s outstanding unvested share options, restricted stock and other equity grants will immediately vest and become exercisable in full. If, upon a change of control, Mr. Dutkowsky is not offered a position with the company resulting from such change of control that is as or more favorable than his position with us immediately prior to the change of control, or if we terminate his employment without cause or he terminates for good reason, then any outstanding unvested share options, restricted stock and other equity grants shall immediately vest as to the greater of:

•	50% of the unvested share options, restricted stock and other equity grants; or

•	the amount of accelerated vesting of the share options, restricted stock and other equity grants calculated as if we had terminated Mr. Dutkowsky’s employment without cause or if he had terminated his employment for good reason, as outlined above.

      If any payment to Mr. Dutkowsky by us is subject to excise tax under the Internal Revenue Code, including any interest or penalties, he will be entitled to receive a full tax “gross up” of all such amounts.

      In the event that Mr. Dutkowsky’s employment terminates for any reason, he will be entitled to his accrued but unpaid base salary, accrued vacation, reimbursement of business expenses, earned but unpaid bonuses and other benefits and payments to which he may be entitled.

Vern J. Brownell

      We entered into an employment agreement with Mr. Brownell on March 1, 2000 having an initial term of two years. The agreement is automatically renewable for successive one-year terms unless either party gives written notice to the other party at least 90 days prior to the expiration of the then-current term. Mr. Brownell currently receives an annual base salary of $275,000 and in no case can his annual salary be less than $200,000. If Mr. Brownell’s employment terminates without cause, he will be entitled to accrued but unpaid salary and vacation pay plus an amount equal to his base salary for the remainder of the then-current term.

Michael R. Thompson

      We entered into an employment agreement with Mr. Thompson on March 20, 2002 having an initial term of one year. The agreement is automatically renewable for successive one-year terms unless either party gives written notice to the other party at least 30 days prior to the expiration of the then-current term. Mr. Thompson currently receives an annual base salary of $250,000, subject to annual increase at the discretion of our board of directors. Pursuant to the terms of his agreement, in January 2003, Mr. Thompson received a $200,000 cash performance bonus based on our 2002 sales performance. Mr. Thompson earned an additional $50,000 performance bonus for 2003 and was granted an option to purchase up to 650,000 shares of our common stock at an exercise price per share of $0.35, in connection with 2003 sales performance goals. This option vests and becomes exercisable as to 25% of the shares underlying the option on June 30, 2004 and then in 36 equal monthly installments for the next three years. In addition, under the agreement he received an incentive stock option to purchase 1,769,501 shares of our common stock at an exercise price of $0.22 per share and a non-qualified stock option to purchase 253,499 shares of common stock at an exercise price of $0.22 per share. The incentive stock option vests and becomes exercisable as to 404,600 shares on each of September 30, 2002 and March 31, 2002, 33,716 shares on April 30, 2003, 16,229 shares on May 31, 2003, then in installments of 33,716 monthly from January 31, 2004 until February 28, 2006, and as to the remaining 33,740 shares on March 31, 2006. The non-qualified stock option vested in full on December 31, 2003.

      Mr. Thompson’s employment may be terminated by us without cause on 30 days prior written notice. In the event Mr. Thompson’s employment is terminated by us without cause or by Mr. Thompson in the event we relocate his position more than 50 miles from our Marlborough headquarters, he will be entitled to a severance payment equal to half of his then-current annual base salary.

Thomas F. Sheehan

      We entered into an employment agreement with Mr. Sheehan on February 22, 2001 having an initial term of one year. The agreement is automatically renewable for successive one-year terms unless either party gives written notice to the other party at least 30 days prior to the expiration of the then-current term. Mr. Sheehan currently receives an annual base salary of $192,500. Pursuant to the terms of the agreement, Mr. Sheehan received an option to purchase 1,200,000 shares of our common stock at an exercise price of $0.25 per share. This option was subsequently cancelled and exchanged for 1,200,000 shares of restricted stock that vest as to 300,000 of the shares on December 31, 2001, then in 36 monthly installments of 25,000 shares of restricted stock per month, with the final installment vesting on December 31, 2004. Under the agreement, in the event of termination of Mr. Sheehan’s employment by us without cause, or by Mr. Sheehan for good reason, Mr. Sheehan is entitled to an amount equal to his then-current annual base salary and continuation of benefits for himself and dependents for 12 months following termination, with such benefits being reduced by any compensation Mr. Sheehan receives as an employee or consultant from any third party during the 12-month period following termination and with such benefits terminating upon Mr. Sheehan becoming employed full-time. The agreement also provides that, in the event of Mr. Sheehan’s termination of employment contemporaneous with or following a change of control of Egenera, except in the event of termination by Mr. Sheehan other than for good reason, Mr. Sheehan will receive the benefits he would be entitled to receive in the event of our termination of his employment for cause or termination by Mr. Sheehan for good reason as described above.

Severance Agreement

      On February 28, 2003, we announced the resignation of Ms. Miller as president and chief executive officer of Egenera. Ms. Miller resigned because she had found that maintaining a bi-coastal lifestyle to accommodate her personal and professional life had proven a bigger challenge than she had expected. At that time Mr. Brownell, our founder and previous president and chief executive officer, resumed those offices on an interim basis and we initiated an executive search for a successor. On February 2, 2004, Mr. Dutkowsky joined us as President, Chief Executive Officer and Chairman of the Board. We entered into a severance agreement and amendment to option agreement with Ms. Miller on April 23, 2003. Under the severance agreement, we agreed to pay Ms. Miller $250,000 in severance payments and to pay on her behalf specified insurance benefits until August 26, 2004. The agreement also provided for acceleration of vesting of the unvested portion of Ms. Miller’s incentive stock options to purchase 909,090 shares of our common stock and non-qualified stock options to purchase an aggregate of 757,473 shares of our common stock, in each case at an exercise price per share of $0.22. In exchange for this acceleration, Ms. Miller forfeited options to purchase additional shares of our common stock at a per share exercise price of $0.22. The exercise period of the accelerated options was extended until the earlier of March 31, 2006 or within three years of her death or disability.

Employee Benefit Plans

2004 Stock Incentive Plan

      Our board of directors adopted our 2004 equity plan in                     2004. Our stockholders approved the 2004 equity plan in                     2004. Upon adoption,                     shares of common stock were reserved for issuance under the 2004 equity plan. In addition, the 2004 equity plan provides for an annual increase equal to the lesser of                      shares of common stock,           % of our outstanding shares or an amount determined by the board. The aggregate number of shares reserved under the 2004 equity plan may be adjusted as a result of a merger, consolidation, sale of all or substantially all of our assets, reorganization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. No options have been granted or issued under the 2004 equity plan.

      Our 2004 equity plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights and other stock-based grants. Our officers, employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive grants under the 2004 equity plan, however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which grants may be granted to any participant under the 2004 equity plan is                     per calendar year.

      Our board of directors administers the 2004 equity plan, although it may delegate its authority to one or more of its committees. Our board of directors has authorized the compensation committee to administer the plan, including the granting of options to our executive officers. In addition, our board of directors may delegate authority under the 2004 equity plan to one or more of our executive officers. Subject to any applicable limitations contained in the plans, our compensation committee, or if applicable, one or more executive officers to whom authority has been delegated under the 2004 equity plan, selects the recipients of grants and determines:

•	the number of shares of common stock covered by options, restricted stock, stock appreciation rights and other stock-based awards and the dates upon which such options become exercisable;

•	the exercise price, duration and the method and payment of the exercise price of the options;

•	the number of shares of common stock subject to any restricted stock, stock appreciation rights or other stock-based grants and the terms and conditions of such grants, including the conditions for repurchase, issue price and repurchase price; and

•	the vesting provisions and other terms and conditions applicable to awards.

      In the event of our merger with another entity or any exchange of all of our common stock for cash, securities or other property, our board of directors will provide for all outstanding grants under the 2004 equity plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding grants, our board of directors will, in its discretion, provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of a proposed liquidation or dissolution of Egenera, our board of directors will provide that all then-unexercised options under the 2004 equity plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon such liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

      No grant may be made under the 2004 equity plan after March 2014, but the vesting and effectiveness of grants made before that date may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2004 equity plan, except that no grant made after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent such amendment was required to make such grant, unless and until such amendment is approved by our stockholders.

Amended and Restated 2000 Stock Option/ Stock Issuance Plan and 2001 California Stock Option/ Stock Issuance Plan

      Our board of directors adopted, and our stockholders approved, our 2000 equity plan in April 2000 and its amendment and restatement in September 2001. In September 2001, our board adopted, and our stockholders approved, our 2001 equity plan. We have reserved an aggregate of 28,750,000 shares of our common stock for issuance under the 2000 equity plan and our 2001 equity plan. The aggregate number of shares reserved under the 2000 equity plan and the 2001 equity plan may be adjusted as a result of a merger, consolidation, sale of all or substantially all of our assets, reorganization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction. As of June 30, 2004, options to purchase an aggregate of 16,025,651 shares of our common stock were outstanding under these plans at a weighted-average exercise price of $1.26 per share, and 1,011,426 shares were available for future grant.

      Our 2000 equity plan and 2001 equity plan provide for the grant of incentive stock options, nonstatutory stock options and restricted stock grants. The 2000 equity plan and the 2001 equity plan also provide for direct purchases of our common stock. Our officers, employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive grants under the 2000 equity plan and the

2001 equity plan. However, incentive stock options may only be granted to our employees. The 2001 equity plan is used for grants to California residents.

      Our board of directors administers the 2000 equity plan and the 2001 equity plan. In accordance with the provisions of the 2000 equity plan and the 2001 equity plan, our board of directors selects the recipients of grants and determines the terms and provisions of grants.

      Following this offering, we do not intend to grant additional stock options under either the 2000 equity plan or the 2001 equity plan.

      In the event of a consolidation or merger of Egenera or the sale of all or substantially all of our assets, or upon our liquidation, the Board will, in its discretion, take one or more of the following actions with respect to outstanding options:

•	provide that options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation or an affiliate of the succeeding corporation;

•	upon written notice to optionees, provide that all outstanding options shall become exercisable in full and that all unexercised options as of a specified date will terminate;

•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share of common stock surrendered in the merger, terminate each outstanding option in exchange for payment by the company for each outstanding option in an amount equal to the excess, if any, of the per share price to be paid in the merger over the per share exercise price of each option; or

•	terminate each outstanding option in exchange for a cash payment for each outstanding option equal to the excess, if any, of the fair market value of a share of our common stock over the per share exercise price of each outstanding option.

      The term of the 2000 equity plan expires on April 27, 2010, and the term of the 2001 equity plan expires on September 5, 2011. Our board of directors may at any time modify or amend the 2000 equity plan or the 2001 equity plan except that stockholder approval must be received when it is required under the Internal Revenue Code, or Rule 16b-3 under the Exchange Act.

401(k) Plan

      Our qualified retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to their 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since January 1, 2001, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and their affiliates.

Preferred Stock Issuances

Issuance of Series B Convertible Preferred Stock.

      On July 16, 2001, we issued a total of 30,485,521 shares of series B convertible preferred stock at a per share purchase price of $0.994. All shares of our series B convertible preferred stock will automatically convert into 35,850,895 shares of common stock upon the closing of this offering. Entities affiliated with the following related parties purchased shares of series B convertible preferred stock:

	Series B
	Convertible
Name	Preferred Stock	Purchase Price

Austin Ventures VII, L.P. and affiliated funds(1)	8,048,290	$8,000,000
Credit Suisse First Boston Equity Partners, L.P. and affiliated funds(2)	6,036,217	6,000,000
The Goldman Sachs Group, Inc. and affiliated funds(3)	4,024,145	4,000,000
Kodiak Venture Partners, L.P.(4)	3,976,883	3,953,022
Spectrum Equity Investors IV, L.P. and affiliated funds(5)	6,553,910	6,514,587
The Volpe Family Limited Partnership(6)	392,354	390,000

Total	29,031,799	$28,857,608

(1)	Consists of 2,816,902 shares held by Austin Ventures VII, L.P. and 5,231,388 shares held by Austin Ventures VIII, L.P. Basil Horangic, an observer of meetings of our board of directors, is a partner of Austin Ventures, the management vehicle of Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. Mr. Horangic shares voting and dispositive power over Egenera shares with other partners of Austin Ventures.

(2)	Consists of 4,321,410 shares held by Credit Suisse First Boston Equity Partners, L.P., 1,207,945 shares held by Credit Suisse First Boston Equity Partners (Bermuda), L.P., 3,844 shares held by Credit Suisse First Boston U.S. Executive Advisors, L.P. and 503,018 shares held by Credit Suisse First Boston Finders and Screeners, L.P.

(3)	Consists of 2,012,073 shares held by The Goldman Sachs Group, Inc., 503,018 shares held by Stone Street Fund 2000, L.P., 503,018 shares held by Goldman Sachs Direct Investment Fund 2000, L.P., 564,834 shares held by GS PEP Technology Fund 2000, L.P., 222,919 shares held by GS PEP Technology Fund 2000 Offshore Holdings, L.P., 201,775 shares held by Stone Street PEP Technology Fund 2000, L.P. and 16,508 shares held by GS Private Equity Partners 1999 — Direct Investment Fund, L.P.

(4)	Louis J. Volpe, a director of Egenera, is a managing general partner of Kodiak Venture Partners, L.P.

(5)	Consists of 6,439,216 shares held by Spectrum Equity Investors IV, L.P., 38,013 shares held by Spectrum Equity Investors Parallel IV, L.P. and 76,681 shares held by Spectrum IV Investment Managers’ Fund, L.P. William P. Collatos, a director of Egenera, is the general partner of Spectrum Equity Investors IV, L.P. and its affiliate funds.

(6)	Louis J. Volpe, a director of Egenera and a managing general partner of Kodiak Venture Partners, L.P., is the principal of The Volpe Family Limited Partnership.

Issuance of Series C Convertible Preferred Stock

      We issued a total of 33,587,313 shares of series C convertible preferred stock at a per share purchase price of $1.3204 on May 16, 2002, May 17, 2002, June 14, 2002 and December 1, 2003. All shares of our series C convertible preferred stock will automatically convert into an aggregate of 33,587,313 shares of common stock upon the closing of this offering. Entities affiliated with the following related parties purchased shares of series C convertible preferred stock:

	Series C
	Convertible
Name	Preferred Stock	Purchase Price

Austin Ventures VII, L.P. and affiliated funds(1)	3,225,845	$4,259,406
Credit Suisse First Boston Equity Partners, L.P. and affiliated funds(2)	3,225,620	4,259,109
Crosslink Ventures IV, L.P. and affiliated funds(3)	8,330,808	10,999,999
The Goldman Sachs Group, Inc. and affiliated funds(4)	4,074,636	5,380,149
Kodiak Venture Partners, L.P.(5)	1,136,019	1,500,000
Spectrum Equity Investors IV, L.P. and affiliated funds(6)	6,029,877	7,961,850
The Volpe Family Limited Partnership(7)	358,819	473,785

Total	26,381,624	$34,834,296

(1)	Consists of 1,129,046 shares held by Austin Ventures VII, L.P. and 2,096,799 shares held by Austin Ventures VIII, L.P. Basil Horangic, an observer of meetings of our board of directors, is a partner of Austin Ventures, the management vehicle of Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. Mr. Horangic shares voting and dispositive power over Egenera shares with other partners of Austin Ventures.

(2)	Consists of 2,519,198 shares held by Credit Suisse First Boston Equity Partners, L.P., 704,181 shares held by Credit Suisse First Boston Equity Partners (Bermuda), L.P. and 2,241 shares held by Credit Suisse First Boston U.S. Executive Advisors, L.P.

(3)	Consists of 3,464,783 shares held by Crosslink Ventures IV, L.P., 1,102,999 shares held by Offshore Crosslink Omega Ventures IV (a Cayman Islands Unit Trust), 163,284 shares held by Crosslink Omega Ventures IV GmbH & Co. KG, 272,417 shares held by Omega Bayview IV, LLC, 2,822,478 shares held by Crosslink Crossover Fund III, L.P. and 504,847 shares held by Offshore Crosslink Crossover Fund III, Unit Trust. David I. Epstein, a director of Egenera, is a partner of Crosslink Capital.

(4)	Consists of 1,090,635 shares held by The Goldman Sachs Group, Inc., 272,659 shares held by Stone Street Fund 2000, L.P., 272,659 shares held by Goldman Sachs Direct Investment Fund 2000, L.P., 1,369,186 shares held by GS PEP Technology Fund 2000, L.P., 540,366 shares held by GS PEP Technology Fund 2000 Offshore Holdings, L.P., 489,113 shares held by Stone Street PEP Technology Fund 2000, L.P. and 40,018 shares held by GS Private Equity Partners 1999 — Direct Investment Fund, L.P.

(5)	Louis J. Volpe, a director of Egenera, is a managing general partner of Kodiak Venture Partners, L.P.

(6)	Consists of 5,924,354 shares held by Spectrum Equity Investors IV, L.P., 34,973 shares held by Spectrum Equity Investors Parallel IV, L.P. and 70,550 shares held by Spectrum IV Investment Managers’ Fund, L.P. William P. Collatos, a director of Egenera, is the general partner of Spectrum Equity Investors IV, L.P. and its affiliate funds.

(7)	Louis J. Volpe, a director of Egenera and a managing general partner of Kodiak Venture Partners, L.P., is the principal of The Volpe Family Limited Partnership.

Issuance of Series D Convertible Preferred Stock

      On December 22, 2003, we issued a total of 11,100,011 shares of series D convertible preferred stock at a per share purchase price of $2.7027. All shares of our series D convertible preferred stock will automatically convert into an aggregate 11,100,011 shares of common stock upon the closing of this offering. Entities affiliated with the following related parties purchased shares of series D convertible preferred stock:

	Series D
	Convertible
Name	Preferred Stock	Purchase Price

Credit Suisse First Boston Equity Partners, L.P. and affiliated funds(1)	456,155	$1,232,850
Crosslink Ventures IV, L.P. and affiliated funds(2)	299,465	809,364
GS PEP Technology Fund 2000, L.P. and affiliated funds(3)	151,450	409,324
Spectrum Equity Investors IV, L.P. and affiliated funds(4)	852,722	2,304,652
TCV IV, L.P. and affiliated funds(5)	9,250,009	24,999,999

Total	11,009,801	$29,756,189

(1)	Consists of 356,256 shares held by Credit Suisse First Boston Equity Partners, L.P., 99,582 shares held by Credit Suisse First Boston Equity Partners (Bermuda), L.P. and 317 shares held by Credit Suisse First Boston U.S. Executive Advisors, L.P.

(2)	Consists of 124,547 shares held by Crosslink Ventures IV, L.P., 39,649 shares held by Offshore Crosslink Omega Ventures IV (a Cayman Islands Unit Trust), 5,870 shares held by Crosslink Omega Ventures IV GmbH & Co KG, 9,792 shares held by Omega Bayview IV, L.L.C., 101,459 shares held by Crosslink Crossover Fund IV, L.P., and 18,148 shares held by Offshore Crosslink Crossover Fund III, Unit Trust. David I. Epstein, a director of Egenera, is a partner of Crosslink Capital.

(3)	Consists of 85,030 shares held by GS PEP Technology Fund 2000, L.P., 33,559 shares held by GS PEP Technology Fund 2000 Offshore Holdings L.P., 30,376 shares held by Stone Street PEP Technology Fund 2000, L.P. and 2,485 shares held by GS Private Equity Partners 1999 Direct Investment Fund, L.P.

(4)	Consists of 837,799 shares held by Spectrum Equity Investors IV, L.P., 4,946 shares held by Spectrum Equity Investors Parallel IV, L.P. and 9,977 shares held by Spectrum IV Investment Managers’ Fund, L.P. William P. Collatos, a director of Egenera, is the general partner of Spectrum Equity Investors IV, L.P. and its affiliate funds.

(5)	Consists of 8,917,488 shares held by TCV IV, L.P. and 332,521 shares held by TCV IV Strategic Partners, L.P. Richard H. Kimball, a director of Egenera, is a managing member of Technology Crossover Management IV, L.L.C., the general partner of these funds.

Customer, Underwriter and Shareholder Relationships

      In the ordinary course of our business, we sell our products to some of our investors that hold a 5% or greater equity interest in our company. We believe that these transactions are entered into on terms generally indicative of terms offered to non-related third-party customers when considering volume discounts and other incentives. In addition to the following discussion and the discussion of issuances of our convertible preferred stock above, please refer to note 13 to our consolidated financial statements included in this prospectus.

      Credit Suisse First Boston. We and Credit Suisse First Boston, an affiliate of Credit Suisse First Boston LLC, are parties to a general purchase agreement, dated as of December 31, 2001, under which Credit Suisse First Boston and its affiliates may from time to time purchase our hardware products, license the use of related software products and obtain related services. In the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, we derived 26%, 5% and 27%, respectively, of our revenues from sales of our products to Credit Suisse First Boston. Prior to this offering, investment funds affiliated with Credit Suisse First Boston beneficially owned 10.4% of our outstanding common stock. Additionally, prior to this offering, these investment funds had the right to designate, subject to approval by certain other stockholders, a director for election to our board of directors. They have not designated a director for election, but have appointed an observer to attend meetings of our board of directors. This right will terminate upon the closing of this offering. Credit Suisse First Boston LLC is an underwriter of this offering. See the section entitled “Underwriting” included in this prospectus.

      In December 2001, we entered into an agreement whereby Credit Suisse First Boston had a right of first refusal to provide us with investment banking services for the period December 31, 2001 through June 30, 2003. Under this agreement, we were obligated to pay $1 million for such services, whether or not used, no later than June 30, 2003. In June 2002, the agreement was amended so that we were no longer obligated to pay the $1 million fee, but Credit Suisse First Boston retained the right of first refusal to provide investment banking services to us until June 30, 2003. The right of first refusal lapsed at June 30, 2003. Credit Suisse First Boston is not providing underwriting services in connection with this offering pursuant to this right of first refusal. For further discussion, see note 13 to our consolidated financial statements included in this prospectus.

      Goldman, Sachs & Co. We and Goldman, Sachs & Co. are parties to a general purchase agreement dated as of June 26, 2002, under which Goldman Sachs and its affiliates may from time to time purchase our hardware products, license the use of related software products and obtain related services. In the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, we derived 12%, 16% and 2%, respectively, of our revenues from sales to Goldman Sachs. Prior to this offering, investment funds affiliated with Goldman Sachs beneficially owned 9.3% of our outstanding capital stock. In January 2004, certain executive officers and members of senior management sold shares of common stock to some of our investors, including investment funds affiliated with Goldman Sachs, at a purchase price of $2.1622 per share. Additionally, prior to this offering, these investment funds had the right to appoint an observer to attend meetings of our board of directors. This right will terminate upon the closing of this offering. Goldman, Sachs & Co. is an underwriter of this offering. See the section entitled “Underwriting” included in this prospectus.

      J.P. Morgan Chase & Co. We and JPMorgan Chase Bank are parties to a master purchase, license and maintenance services agreement, dated as of December 12, 2002, under which JPMorgan Chase Bank and its affiliates may from time to time purchase our hardware products, license the use of related software products and obtain related services. In the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, we derived 0%, 24% and 18%, respectively, of our revenues from sales to affiliates of JPMorgan Chase Bank. J.P. Morgan Securities Inc. is an underwriter of this offering. See the section entitled “Underwriting” included in this prospectus.

      Wachovia Corporation. In July 2004, we entered into a product loan agreement in the ordinary course of business with Wachovia Corporation, an affiliate of Wachovia Capital Markets, LLC, whereby Wachovia Corporation will be evaluating a BladeFrame system for potential purchase. Wachovia Corporation is under no obligation to purchase, and we are under no obligation to sell, any products under this agreement. Wachovia Capital Markets, LLC, is an underwriter of this offering. See the section entitled “Underwriting” included in this prospectus. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, will also act as transfer agent and registrar for our common stock.

Registration Rights

      Holders of an aggregate of 107,997,793 shares of our common stock and warrants to purchase our common stock, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, or to participate in a registration of shares by us. These rights are provided under the terms of the registration rights agreement and each individual warrant. The following related parties have registration rights:

Number of
Name of Holder	Registrable Shares

Austin Ventures VII, L.P. and affiliated funds(1)	12,690,615
Credit Suisse First Boston Equity Partners, L.P. and affiliated funds(2)	13,145,883
Crosslink Crossover Fund III, L.P. and affiliated funds(3)	9,521,664
The Goldman Sachs Group, Inc. and affiliated funds(4)	11,757,189
Kodiak Venture Partners, L.P.(5)	11,806,823
Spectrum Equity Investors IV, L.P. and affiliated funds(6)	24,468,101
TCV IV, L.P. and affiliated funds(7)	10,204,975
The Volpe Family Limited Partnership(8)	1,411,609

Total	95,006,859

(1)	Consists of 4,441,716 shares held by Austin Ventures VII, L.P. and 8,248,899 shares held by Austin Ventures VIII, L.P. Basil Horangic, an observer of meetings of our board of directors, is a partner of Austin Ventures, the management vehicle of Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. Mr. Horangic shares voting and dispositive power over Egenera shares with other partners of Austin Ventures.

(2)	Consists of 2,635,008 shares held by Credit Suisse First Boston Equity Partners (Bermuda), L.P., 9,426,719 shares held by Credit Suisse First Boston Equity Partners, L.P., 819,230 shares held by Credit Suisse First Boston Finders and Screeners, L.P., 8,385 shares held by Credit Suisse First Boston U.S. Executive Advisors, L.P., 110,312 shares held by EMA Partners Fund 2000, L.P. and 146,229 shares held by EMA Private Equity Fund 2000, L.P.

(3)	Consists of 2,822,478 shares held by Crosslink Crossover Fund III, L.P., 403,462 shares held by Crosslink Crossover Fund IV, L.P., 3,960,059 shares held by Crosslink Ventures IV, L.P., 186,626 shares held by Crosslink Omega Ventures IV GmbH & Co. KG, L.P., 577,015 shares held by Offshore Crosslink Crossover Fund III, Unit Trust, 1,260,669 shares held by Offshore Crosslink Omega Ventures IV (a Cayman Islands Unit Trust) and 311,355 shares held by Omega Bayview IV, LLC. David I. Epstein, a director of Egenera, is a partner of Crosslink Capital.

(4)	Consists of 1,159,898 shares held by Goldman Sachs Direct Investment Fund 2000, L.P., 4,639,595 shares held by The Goldman Sachs Group, Inc., 1,063,104 shares held by GS PEP Technology Fund 2000 Offshore Holdings, L.P., 2,693,698 shares held by GS PEP Technology Fund 2000, L.P., 78,728 shares held by GS Private Equity Partners 1999 — Direct Investment Fund, L.P., 1,159,898 shares held by Stone Street Fund 2000, L.P. and 962,268 shares held by Stone Street PEP Technology Fund 2000, L.P.

(5)	Louis J. Volpe, a director of Egenera, is a managing general partner of Kodiak Venture Partners, L.P.

(6)	Consists of 24,039,910 shares held by Spectrum Equity Investors IV, L.P., 141,914 shares held by Spectrum Equity Investors Parallel IV, L.P. and 286,277 shares held by Spectrum IV Investment Managers’ Fund, L.P. William P. Collatos, a director of Egenera, is the general partner of Spectrum Equity Investors IV, L.P. and its affiliate funds.

(7)	Consists of 9,838,124 shares held by TCV IV, L.P. and 366,851 shares held by TCV IV Strategic Partners, L.P. Richard Kimball, a director of Egenera, is a managing member of Technology Crossover Management IV, L.L.C., the general partner of these funds.

(8)	Louis J. Volpe, a director of Egenera and a managing general partner of Kodiak Venture Partners, L.P., is the principal of The Volpe Family Limited Partnership.

     In addition, pursuant to the terms of Mr. Dutkowsky’s employment agreement, we have agreed to promptly file a registration statement with the SEC covering any stock options, restricted stock, stock appreciation rights or other equity incentive instruments granted to Mr. Dutkowsky.

Indemnification Agreements

      We have entered into indemnification agreements with Vern J. Brownell, our founder and chief technology officer, and Richard H. Kimball, one of our directors. These indemnification agreements provide that we will indemnify Messrs. Brownell and Kimball to the fullest extent permitted by law for claims arising in their capacity as a director, officer, employee or agent of Egenera. In addition, we have agreed to advance the expenses of Messrs. Brownell and Kimball in connection with such claims.

Concurrent Private Placement

      Concurrent with this offering, we are offering an additional                      shares of our common stock to our subscription holders, pursuant to the terms of an IPO allocation agreement, dated as of December 22, 2003. Under this agreement, our subscription holders each have the right to purchase from us that number of shares as is sufficient to enable them to maintain their current respective ownership percentages in our company, after giving effect to the number of shares of common stock we sell in this offering but not including any shares we sell to the underwriters pursuant to their option to purchase                     additional shares. Our subscription holders may assign this right to their respective affiliates. The purchase price in the concurrent private placement will be $          per share, representing the initial public offering price on the cover of this prospectus, less underwriting discounts and commission. The offering to the subscription holders will be effected in a concurrent private placement at the time we close this offering. This prospectus shall not be deemed to be an offer to sell, or a solicitation of an offer to buy, any securities in the concurrent private placement.

Transactions with Promoters

      In March 2000, Vern J. Brownell and Kenneth Zolot transferred their right, title and interest in specified intellectual property, including all business information and materials relating to the commercialization of such intellectual property, to Egenera. In addition, Mr. Brownell purchased 9,000,000 shares of common stock for an aggregate purchase price of $9,000, and Mr. Zolot purchased 2,400,000 shares of common stock for an aggregate purchase price of $2,400. In April 2000, Ben Sprachman purchased 1,200,000 shares of common stock for an aggregate purchase price of $1,200.

      In June and July 2000, we issued convertible promissory notes, bearing interest at a rate of 7%, to Mr. Brownell in the aggregate principal amount of $789,474 and to Mr. Zolot in the aggregate principal amount of $210,526. In addition, Mr. Brownell received warrants to purchase an aggregate of 466,777 shares of common stock at a purchase price of $0.84567 per share, and Mr. Zolot received warrants to purchase an aggregate of 124,472 shares of common stock at a purchase price of $0.84567 per share. In connection with our series A convertible preferred stock financing in October 2000, we repaid the principal and accrued interest under each of the notes held by Mr. Brownell. The principal amount of the promissory notes held by Mr. Zolot converted into 248,947 shares of series A convertible preferred stock, and we paid him $4,461.43 for the accrued interest.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our outstanding shares of common stock as of June 30, 2004 by:

•	each of our directors and named executive officers;

•	each person, or group of affiliated persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders, which consists of the individuals and entities shown as having “Shares of Common Stock Being Offered” in the table below.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options and warrants that are exercisable within 60 days after June 30, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options or warrants are not deemed outstanding for computing the percentage ownership of any other person. In addition, under Rule 13d-3 of the Exchange Act a person can be deemed a “beneficial owner” of a security if he has or shares power to vote or direct the voting of such security. The table below does not reflect beneficial ownership that may be deemed to result from the voting agreement, among us and our stockholders, dated December 22, 2002, which will terminate upon the closing of this offering.

      Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares of common stock indicated as beneficially owned. As of June 30, 2004, there were 126,016,699 shares of common stock outstanding, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 103,282,826 shares of common stock. The number of shares of common stock deemed outstanding after this offering includes the                      shares of common stock being offered for sale in this offering and the                      shares being offered for sale in the concurrent private placement.

				Shares of	Percentage Owned
	Number of Shares of Common Stock			Common
	Beneficially Owned Prior to Offering			Stock
				Being	Before the	After the
Name and Address of Beneficial Owner(1)	Stock	Options	Warrants	Offered	Offering	Offering

5% Stockholders:
Austin Ventures VII, L.P. and affiliated funds(2)	12,690,615	—	—		10.1%
701 Brazos Street Austin, TX 78701

Credit Suisse First Boston Equity Partners, L.P. and affiliated funds(3)	13,145,883	—	—		10.4%
c/o Credit Suisse First Boston Eleven Madison Avenue New York, NY 10010

Crosslink Ventures IV, L.P. and affiliated funds(4)	9,521,664	—	—		7.6%
Two Embarcadero Center Suite 2200 San Francisco, CA 94111

The Goldman Sachs Group, Inc. and affiliated funds(5)	11,757,189	—	—		9.3%
85 Broad Street, 10th Floor New York, NY 10004

						Shares of	Percentage Owned
	Number of Shares of Common Stock					Common
	Beneficially Owned Prior to Offering					Stock
						Being	Before the	After the
Name and Address of Beneficial Owner(1)	Stock		Options		Warrants	Offered	Offering	Offering

Kodiak Venture Partners, L.P.	11,877,773		—		—		9.4%
35 Forest Road Suite 200 Concord, MA 01742

Spectrum Equity Investors IV, L.P. and affiliated funds(6)	24,468,101		—		106,425		19.5%
One International Place 29th Floor Boston, MA 02110

TCV IV, L.P. and affiliated funds(7)	10,204,975		—		—		8.1%
c/o Technology Crossover Ventures 528 Ramona Street Palo Alto, CA 94301

Directors and Executive Officers:
Robert M. Dutkowsky	—		6,983,657	(8)	—		5.5%
Vern J. Brownell	7,650,000	(9)	—		466,777		6.4%
Michael R. Thompson	—		1,964,940	(10)	—		1.6%
Thomas F. Sheehan	1,000,000		150,000	(8)	—		*
Peter J. Manca	950,000		500,000	(8)	—		1.1%
William Collatos(6)	24,468,101		—		106,425		19.5%
David I. Epstein(4)	9,521,664		—		—		7.6%
Richard H. Kimball(7)	10,204,975		—		—		8.1%
Louis J. Volpe(11)	13,289,382		—		—		10.6%
Deborah G. Miller	1,416,563		—		—		1.1%

All directors and executive officers as a group (9 persons):	67,084,122		9,598,597		573,202		61.3%
Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent of common stock.

(1)	Unless otherwise indicated, the address of each stockholder is c/o Egenera, Inc., 165 Forest Street, Marlborough, MA 01752.

(2)	Consists of 4,441,716 shares held by Austin Ventures VII, L.P. and 8,248,899 shares held by Austin Ventures VIII, L.P. Basil Horangic, an observer of meetings our board of directors, is a partner of Austin Ventures, the management vehicle of Austin Ventures VIII, L.P. and Austin Ventures VIII, L.P. Mr. Horangic shares voting and dispositive power over these shares with other partners of Austin Ventures. Mr. Horangic disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)	Consists of 2,635,008 shares held by Credit Suisse First Boston Equity Partners (Bermuda), L.P., 9,426,719 shares held by Credit Suisse First Boston Equity Partners, L.P., 819,230 shares held by Credit Suisse First Boston Finders and Screeners, L.P., 8,385 shares held by Credit Suisse First Boston U.S. Executive Advisors, L.P., 110,312 shares held by EMA Partners Fund 2000, L.P. and 146,229 shares held by EMA Private Equity Fund 2000, L.P.

(4)	Consists of 2,822,478 shares held by Crosslink Crossover Fund III, L.P., 403,462 shares held by Crosslink Crossover Fund IV, L.P., 186,626 shares held by Crosslink Omega Ventures IV GmbH & Co. KG, 3,960,059 shares held by Crosslink Ventures IV, L.P., 577,015 shares held by Offshore Crosslink Crossover Fund III, Unit Trust, 1,260,669 shares held by Offshore Crosslink Omega Ventures IV (a Cayman Islands Unit Trust) and 311,355 shares held by Omega Bayview IV, L.L.C. David I. Epstein, a director of Egenera, is a partner of funds managed by Crosslink Capital Inc., the investment advisor to the funds listed in the preceding sentence. He is also a member of the general partner of certain of these funds. As such, he may be deemed to have sole or shared voting and investment power with respect to the shares held by these funds. Mr. Epstein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(5)	Consists of 1,159,898 shares held by Goldman Sachs Direct Investment Fund 2000, L.P., 4,639,595 shares held by The Goldman Sachs Group, Inc., 1,063,104 shares held by GS PEP Technology Fund 2000 Offshore Holdings, L.P., 2,693,698 shares held by GS PEP Technology Fund 2000, L.P., 78,728 shares held by GS Private Equity Partners 1999 — Direct Investment Fund, L.P., 1,159,898 shares held by Stone Street Fund 2000, L.P. and 962,268 shares held by Stone Street PEP Technology Fund 2000, L.P.

(6)	Consists of 24,039,910 shares and a warrant to purchase 106,425 shares of common stock, held by Spectrum Equity Investors IV, L.P.; 141,914 shares held by Spectrum Equity Investors Parallel IV, L.P. and 286,277 shares held by Spectrum IV Investment Managers’ Fund, L.P. William P. Collatos, a director of Egenera, is the general partner of Spectrum Equity Investors IV, L.P., which is the general partner of each of Spectrum Equity Associates IV, L.P. and Spectrum Equity Investors Parallel IV, L.P., and he is also the general partner of Spectrum IV Investment Managers’ Fund, L.P. As such, he may be deemed to have sole or shared voting and investment power with respect to the shares held by these funds. Mr. Collatos disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7)	Consists of 9,838,124 shares held by TCV IV, L.P. and 366,851 shares held by TCV IV Strategic Partners, L.P. Richard H. Kimball, a director of Egenera, is a managing member of Technology Crossover Management IV, L.L.C., the general partner of TCV IV Strategic Partners, L.P. and TCV IV, L.P. As a managing member, Mr. Kimball may be deemed to have sole or shared voting and investment power with respect to the shares held by these funds. Mr. Kimball disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8)	Consists of options to purchase shares that are immediately exercisable on the date of grant for shares of restricted stock which are subject to vesting over a specified period of time.

(9)	Consists of 5,950,000 shares held by Mr. Brownell and 1,700,000 shares held by The Vern J. Brownell 2004 Retained Annuity Trust of which Mr. Brownell is a beneficiary. Mr. Brownell disclaims ownership of the shares held in trust except to the extent of his pecuniary interest therein.

(10)	Consists of options to purchase 1,061,441 shares that are exercisable within 60 days after April 30, 2004 and options to purchase 903,499 shares that are immediately exercisable on the date of grant for shares of restricted stock which are subject to vesting over a specified period of time.

(11)	Consists of 11,877,773 shares held by Kodiak Venture Partners, L.P. and 1,411,609 shares held by the Volpe Family Limited Partnership. Louis J. Volpe, a director of Egenera, is a limited partner of Kodiak Venture Partners, L.P., a limited partner of its general partner, Kodiak Ventures Management, L.P., and a shareholder, officer and director of Kodiak Ventures Management Company, Inc., which is the general partner of Kodiak Ventures Management, L.P. As such, Mr. Volpe may be deemed to have sole or shared voting and investment power with respect to the shares held by Kodiak Venture Partners, L.P. Mr. Volpe disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Volpe is the principal of The Volpe Family Limited Partnership.

     The selling stockholders identified in the table above purchased shares of our convertible preferred stock between October 2000 and December 2003 or directly from holders of shares of our common stock. Each of these selling stockholders has the right to include their shares of common stock issuable upon conversion of their redeemable convertible preferred stock in this offering, subject to our right, in some circumstances, to limit the number of shares to be included in this offering. In connection with this offering, we gave notice to our former preferred holders of their right to register their shares in this offering. Those holders who indicated their desire to do so are identified in the above table as selling stockholders.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock is intended as a summary only. You should read our restated certificate of incorporation and by-laws filed as exhibits to the registration statement, of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock, as set forth in our restated certificate of incorporation, will consist of                shares of common stock, par value $0.001 per share, and                      shares of undesignated preferred stock, par value $0.001 per share. Immediately following the closing of this offering, there will be                      shares of common stock outstanding and no shares of preferred stock outstanding.

      As of June 30, 2004, there were 214 holders of our capital stock.

Common Stock

      The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Accordingly, holders of a majority of our outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

      Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

      In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. The shares to be issued by us in this offering and the concurrent private placement will be, when issued and paid for, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future. There will be no shares of preferred stock outstanding immediately after the closing of this offering.

Undesignated Preferred Stock

      Our restated certificate of incorporation provides that we may issue up to                shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designation, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

      We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

      Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price. Any issuance of preferred stock could therefore have the effect of decreasing the market price of our stock.

      Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no present plans to issue shares of our preferred stock after this offering.

Registration Rights

      The holders of an aggregate of 107,997,793 shares of common stock and warrants to purchase our common stock will have the right to require us to register these shares under the Securities Act, or participate in a registration of common stock by us, in each case under specific circumstances, pursuant to the terms of the registration rights agreement and the warrants.

      Demand Registration. Beginning any time after the earlier of six months following the effectiveness of this registration statement, the holders of at least 20% of the shares subject to the registration rights agreement may demand that we register all or part of these securities for sale under the Securities Act, so long as the aggregate number of shares requested to be registered is equal to at least 10% of the total shares originally issued (or a lesser percentage if the price to the public of this offering is reasonably anticipated to exceed $5,000,000). We are obligated to register shares pursuant to such requests on four occasions only. Once we are entitled to register our shares on Form S-3, a short form registration statement, holders of these shares may at any time request registration on Form S-3, for any portion of their shares as long as the reasonably anticipated aggregate purchase price to the public would exceed $1,000,000. These holders may request registration on Form S-3 on up to two occasions per any 12-month period during the 5-year period after we qualify to use Form S-3, for up to an aggregate of ten such registrations.

      Incidental Registration. If we register any of our common stock, either for our own account or for the account of other security holders, these stockholders are entitled to notice of the registration and to include their shares of common stock in the registration. With specified exceptions, a holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.

      We will pay all fees, costs and expenses of any demand or incidental registrations, and the holders of the securities being registered will pay all selling expenses.

Delaware Law and Charter and By-law Provisions; Anti-Takeover Effects

      We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of our shares outstanding, shares owned by:

•	persons who are directors and also officers, and

•	employee stock plans, in some instances; or

•	at or after the time stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      Our certificate of incorporation provides that directors may be removed only for cause. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. These limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

      Our certificate of incorporation provides that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors, the chairman of the board and our chief executive officer may call special meetings of stockholders. Business transacted at any special meeting of stockholders must be limited to matters related to the purpose stated in the notice of the special meeting.

      To be “properly brought” before an annual meeting, the proposals or nominations must be:

•	specified in the notice of meeting;

•	brought before the meeting by or at the direction of the board; or

•	brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date of the giving of the notice.

      In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

      Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the by-laws, and may also be amended by our stockholders by the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

      Our certificate of incorporation provides that:

•	we must indemnify our directors and officers; and

•	we must advance expenses, including attorney’s fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

      In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that Delaware corporate law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage grants against directors and officers pursuant to these indemnification provisions.

      We also plan to obtain director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act and the Exchange Act. We believe that the provisions of our certificate of incorporation described above and obtaining appropriate levels of insurance are necessary to attract and retain talented and experienced directors and officers.

      At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

Listing

      We have applied for quotation of our common stock on The NASDAQ National Market under the symbol “EGEN.”

SHARES ELIGIBLE FOR FUTURE SALE

      Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Because some shares of our common stock will not be available for sale shortly after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Overview

      Prior to this offering there has been no public market for our common stock. Although we have applied for the listing of our common stock on the NASDAQ National Market, we cannot assure you that there will be an active public market for our common stock. Immediately after this offering, we will have                shares of common stock outstanding, including an aggregate of                shares of common stock sold by us in this offering and the concurrent private placement, but not including additional shares of common stock reserved for issuance under our stock plans or under outstanding warrants to purchase common stock, or shares issuable to the underwriters upon exercise of their option to purchase additional shares of common stock in this offering.

      Of the number of shares outstanding after this offering,                shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

      Shares acquired by affiliates and the remaining                      shares held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

     Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated together) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume in our common stock on The NASDAQ National Market during the four calendar weeks preceding the date on which notice of the sale is filed on a Form 144.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

      Affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock which are not restricted securities.

     Rule 144(k)

      Under Rule 144(k), a person who has not been affiliated with us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to resell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon completion of this offering.

     Rule 701

      In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

      We and our officers, directors and stockholders who collectively hold                      shares of our common stock, or   % of our outstanding stock prior to the offering, have agreed with the underwriters, subject to exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co. These lock-up agreements do not prevent the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering.

Stock Options

      We intend to file with the SEC, promptly after the effective date of this prospectus, a registration statement under the Securities Act covering                shares of common stock representing common stock subject to outstanding options and shares of common stock available for further grant or issuance under our 2004 equity plan, 2001 equity plan and 2000 equity plan. The registration statement relating to these plans is expected to become effective upon filing. Accordingly, shares of common stock issuable upon exercise of vested options or granted without restriction from our plans will be available for sale in the open market without restriction.

      Upon the expiration of the lock-up agreements described above, at least                shares of common stock will be subject to vested options, based on                 options outstanding as of                     , 2004. We intend to file the registration statement as soon as practicable after the effective date of this offering. Accordingly, shares covered by the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be eligible for sale in the public market immediately after the lock-up agreements expire.

Registration Rights

      The holders of an aggregate of 107,997,793 shares of common stock and warrants to purchase our common stock will have the right to require us to register these shares under the Securities Act, or to participate in a registration of common stock by us, in each case under specific circumstances, pursuant to the terms of the registration rights agreement and the warrants. See “Description of Capital Stock — Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; or

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

      This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

      There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

      We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

      Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

      Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

      A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

      In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by such non-U.S. holder), in which case the graduated U.S. federal income tax rates applicable to U.S. persons will apply, and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

United States Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

      We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

      Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

      Egenera, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse First Boston LLC and Goldman, Sachs & Co. are the joint book running managers and the representatives of the underwriters.

Number of
Underwriters	Shares

Credit Suisse First Boston LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
SG Cowen & Co., LLC
Wachovia Capital Markets, LLC

Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                 shares to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Egenera and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

Paid by Egenera

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      Egenera, its officers, directors and stockholders who collectively hold substantially all of Egenera’s common stock (including the selling stockholders) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through and including the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of other transfer restrictions.

      Because affiliates of Credit Suisse First Boston LLC and Goldman, Sachs & Co. own 10% or more of the aggregate of all classes of our redeemable convertible preferred stock, Credit Suisse First Boston LLC and Goldman, Sachs & Co. may be deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. J.P. Morgan Securities Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence.

      Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Egenera and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      Egenera has applied for quotation of the shares of common stock on The NASDAQ National Market under the symbol “EGEN.”

      In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase            additional shares from                     in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Egenera’s stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ National Market, in the over-the-counter market or otherwise.

      Each underwriter has represented, warranted and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of this offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

      No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

      Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and in compliance with any other applicable requirements of Japanese law.

      Egenera will pay the total expenses of this offering, excluding underwriting discounts and commissions, estimated to be approximately $          .

      Egenera and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory and investment banking services for Egenera and its affiliates for which they received or will receive customary fees and expenses.

      Investment funds affiliated with Credit Suisse First Boston LLC owned approximately 10.4% of the outstanding common stock of Egenera as of April 30, 2004 and upon completion of this offering and the concurrent private placement, will own approximately           % of the common stock of Egenera. Prior to this offering, these investment funds had the right to designate, subject to approval by certain other stockholders, a director for election to the board of directors of Egenera. They have not designated a director for election, but have appointed an observer to attend meetings of the board of directors of Egenera. This right will terminate upon the closing of this offering. Upon completion of this offering, these investment funds will be entitled to certain registration rights with respect to shares of the common stock of Egenera held by them. See “Certain Relationships and Related Party Transactions — Registration Rights” included in this prospectus. In the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, Egenera derived 26%, 5% and 27%, respectively of its revenues from sales to Credit Suisse First Boston.

      Investment funds affiliated with Goldman, Sachs & Co. owned approximately 9.3% of the outstanding capital stock of Egenera as of April 30, 2004, and upon completion of this offering and the concurrent private placement, will own approximately           % of the common stock of Egenera. Prior to this offering, these investment funds had the right to appoint an observer to attend meetings of the board of directors of Egenera. This right will terminate upon the closing of this offering. Upon completion of this offering, these investment funds will be entitled to certain registration rights with respect to shares of the common stock of Egenera held by them. See “Certain Relationships and Related Party Transactions — Registration Rights” included in this prospectus. In the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, Egenera derived 12%, 16% and 2%, respectively, of its revenues from sales to Goldman, Sachs & Co.

      In the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, Egenera derived 0%, 24% and 18%, respectively of its revenues from sales to affiliates of J.P. Morgan Securities Inc.

      Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, will act as transfer agent and registrar for the common stock of Egenera.

LEGAL MATTERS

      The validity of the shares of common stock we are offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 (File Number 333-116835) under the Securities Act with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information pertaining to us and the common stock to be sold in this offering, please refer to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

      Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility.

EGENERA, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-4
 Consolidated Statements of Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004 (unaudited)
F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Egenera, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Egenera, Inc. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

May 27, 2004

EGENERA, INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31,
				Pro Forma
	2002	2003	March 31, 2004	March 31, 2004

			(Unaudited)
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$27,644	$37,048	$24,653	$24,653
Accounts receivable, net of allowance for doubtful accounts of $50, $97 and $97 at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	4,190	8,901	12,025	12,025
Accounts receivable from related parties	5,245	3,469	3,138	3,138
Inventory	9,205	11,262	10,843	10,843
Prepaid expenses and other current assets	1,709	1,432	1,772	1,772

Total current assets	47,993	62,112	52,431	52,431
Property and equipment, net	5,547	8,199	7,998	7,998
Other assets	1,076	1,233	1,225	1,225

Total assets	$54,616	$71,544	$61,654	$61,654

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Short-term debt and current portion of long-term debt	$648	$8,425	$3,005	$3,005
Accounts payable	3,835	4,077	7,556	7,556
Accrued employee compensation and benefits	1,822	2,055	1,900	1,900
Other accrued expenses	1,360	2,668	2,700	2,700
Deferred revenue	4,261	9,234	6,723	6,723
Other current liabilities	—	533	483	483

Total current liabilities	11,926	26,992	22,367	22,367
Long-term debt, net of current portion	576	76	38	38
Other liabilities	36	152	162	162
Deferred revenue	2,817	2,324	2,324	2,324

Total liabilities	15,355	29,544	24,891	24,891
Commitments (Note 12)
Redeemable convertible preferred stock, $0.001 par value; 98,290,430 shares authorized; 86,712,309, 97,912,320 and 97,912,320 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively; no shares issued and outstanding on a pro forma basis (unaudited); aggregate liquidation preference of $140,625 at December 31, 2003	102,620	140,439	142,928	—
Stockholders’ deficit:

Common stock, $0.001 par value; 200,000,000 shares authorized; 20,275,778, 22,706,380 and 23,095,797 shares issued at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively, excluding 1,334,977 and 1,120,067 shares subject to repurchase at December 31, 2003 and March 31, 2004 (unaudited), respectively; 18,795,227, 21,121,097 and 21,464,690 shares outstanding at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively, excluding 1,334,977 and 1,120,067 shares subject to repurchase at December 31, 2003 and March 31, 2004 (unaudited), respectively; 126,378,623 shares issued and 124,747,516 shares outstanding on a pro forma basis (unaudited)
	20	23	23	126
Additional paid-in capital	15,303	17,760	31,072	173,897
Treasury stock, at cost, 1,480,551, 1,585,283 and 1,631,107 shares at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively	(37)	(64)	(74)	(74)
Deferred compensation	(6,731)	(7,000)	(9,205)	(9,205)
Accumulated other comprehensive loss	(7)	(129)	(149)	(149)
Accumulated deficit	(71,907)	(109,029)	(127,832)	(127,832)

Total stockholders’ deficit	(63,359)	(98,439)	(106,165)	36,763

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$54,616	$71,544	$61,654	$61,654

The accompanying notes are an integral part of these consolidated financial statements.

EGENERA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Revenue:
Product	$179	$1,362	$27,724	$5,514	$13,521
Product revenue from related parties	—	10,933	10,345	928	5,532
Service	—	33	920	25	451
Service revenue from related parties	—	650	2,240	456	828

Total revenues	179	12,978	41,229	6,923	20,332
Cost of revenue(1):
Product	470	8,789	22,991	4,272	12,541
Service	—	419	1,483	231	1,009

Total cost of revenues	470	9,208	24,474	4,503	13,550

Gross profit	(291)	3,770	16,755	2,420	6,782
Operating expenses:
Sales and marketing	6,359	11,829	21,718	4,817	5,841
Research and development	11,570	13,208	16,371	4,107	4,589
General and administrative	5,997	6,373	6,680	1,786	1,980
Stock-based compensation(2)	170	13,693	8,766	2,198	12,978

Total operating expenses	24,096	45,103	53,535	12,908	25,388

Loss from operations	(24,387)	(41,333)	(36,780)	(10,488)	(18,606)
Interest income	595	644	239	136	64
Interest expense	(26)	(107)	(466)	(51)	(221)

Loss before income taxes	(23,818)	(40,796)	(37,007)	(10,403)	(18,763)
Income tax expense	—	9	115	—	40

Net loss	(23,818)	(40,805)	(37,122)	(10,403)	(18,803)
Accretion of redeemable convertible preferred stock	(2,995)	(6,233)	(7,676)	(1,893)	(2,489)

Net loss attributable to common stockholders	$(26,813)	$(47,038)	$(44,798)	$(12,296)	$(21,292)

Net loss per common share — basic and diluted	$(3.49)	$(3.62)	$(2.75)	$(0.79)	$(1.09)
Shares used in computing basic and diluted net loss per common share	7,690	12,981	16,285	15,527	19,604
Pro forma net loss per share — basic and diluted (unaudited)			$(0.34)		$(0.15)
Shares used in computing basic and diluted pro forma net loss per share (unaudited)			108,650		122,887

(1) Includes stock-based compensation as follows:
Product	$—	$—	$178	$73	$462
Service	—	—	15	3	66

	$—	$—	$193	$76	$528

(2) Includes stock-based compensation as follows:
Sales and marketing	$42	$3,369	$5,224	$1,704	$6,805
Research and development	57	4,559	3,242	1,320	3,950
General and administrative	71	5,765	300	(826)	2,223

	$170	$13,693	$8,766	$2,198	$12,978

The accompanying notes are an integral part of these consolidated financial statements.

EGENERA, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(Amounts in thousands, except share and per share data)

	Redeemable Convertible Preferred
	Stock		Common Stock
					Additional Paid-
	Shares	Amount	Shares	Par Value	in Capital

Balance at December 31, 2000	22,739,475	$19,143	12,663,492	$13	$64
Issuance of Series B convertible preferred stock, net of issuance costs of $115	30,485,521	30,187
Issuance of restricted common stock to employees at no cost in exchange for cancellation of common stock options			5,764,000	6	485
Issuance of common stock to consultants			107,556		9
Issuance of restricted common stock upon exercise of stock options			1,319,000	1	123
Issuance of stock options to consultants					15
Repurchase of restricted common stock					(4)
Issuance of warrants to purchase Series B convertible preferred stock in connection with credit facility					105
Amortization of deferred compensation
Accretion of redeemable preferred stock to redemption value		2,995			(797)
Comprehensive loss:
Cumulative translation adjustment, net of tax
Net loss
Total comprehensive loss

Balance at December 31, 2001	53,224,996	52,325	19,854,048	20	—
Issuance of Series C convertible preferred stock, net of issuance costs of $155	33,487,313	44,062
Issuance of restricted common stock upon exercise of stock options			421,730		109
Repurchase of restricted common stock
Reversal of deferred compensation upon purchase of restricted common stock					(62)
Deferred compensation from employee and non- employee stock options					20,137
Amortization of deferred compensation
Contributed capital (Note 13)					1,000
Accretion of redeemable preferred stock to redemption value		6,233			(5,881)
Comprehensive loss:
Cumulative translation adjustment, net of tax
Net loss
Total comprehensive loss

Balance at December 31, 2002	86,712,309	102,620	20,275,778	20	15,303

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Accumulated
	Treasury Stock			Other		Total
			Deferred	Comprehensive	Accumulated	Stockholders’	Compre-
	Shares	Amount	Compensation	Loss	Deficit	Deficit	hensive Loss

Balance at December 31, 2000	—	$—	$(17)	$—	$(4,759)	$(4,699)
Issuance of Series B convertible preferred stock, net of issuance costs of $115						—
Issuance of restricted common stock to employees at no cost in exchange for cancellation of common stock options			(491)			—
Issuance of common stock to consultants						9
Issuance of restricted common stock upon exercise of stock options						124
Issuance of stock options to consultants			(15)			—
Repurchase of restricted common stock	95,000	(6)	4			(6)
Issuance of warrants to purchase Series B convertible preferred stock in connection with credit facility						105
Amortization of deferred compensation			170			170
Accretion of redeemable preferred stock to redemption value					(2,173)	(2,970)
Comprehensive loss:
Cumulative translation adjustment, net of tax						—	$—
Net loss					(23,818)	(23,818)	(23,818)

Total comprehensive loss						—	$(23,818)

Balance at December 31, 2001	95,000	(6)	(349)	—	(30,750)	(31,085)
Issuance of Series C convertible preferred stock, net of issuance costs of $155						—
Issuance of restricted common stock upon exercise of stock options						109
Repurchase of restricted common stock	1,385,551	(31)				(31)
Reversal of deferred compensation upon purchase of restricted common stock			62			—
Deferred compensation from employee and non- employee stock options			(20,137)			—
Amortization of deferred compensation			13,693			13,693
Contributed capital (Note 13)						1,000
Accretion of redeemable preferred stock to redemption value					(352)	(6,233)
Comprehensive loss:
Cumulative translation adjustment, net of tax				(7)		(7)	$(7)
Net loss					(40,805)	(40,805)	(40,805)

Total comprehensive loss							$(40,812)

Balance at December 31, 2002	1,480,551	(37)	(6,731)	(7)	(71,907)	(63,359)

	Redeemable Convertible Preferred
	Stock		Common Stock
					Additional Paid-
	Shares	Amount	Shares	Par Value	in Capital

Sale of Series C convertible preferred stock to consultant	100,000	270
Issuance of Series D convertible preferred stock, net of issuance costs of $127	11,100,011	29,873
Issuance of common stock, net of unvested stock obtained from stock options exercised early			2,430,602	3	535
Repurchase of restricted common stock
Issuance of warrants in connection with credit facility					508
Deferred compensation from employee and non- employee stock options					9,090
Amortization of deferred compensation
Accretion of redeemable preferred stock to redemption value		7,676			(7,676)
Comprehensive loss:
Cumulative translation adjustment, net of tax
Net loss
Total comprehensive loss

Balance at December 31, 2003	97,912,320	140,439	22,706,380	23	17,760
Issuance of common stock upon exercise of stock options			174,507		39
Vesting of shares obtained from stock options exercised early			214,910		51
Repurchase of restricted common stock
Issuance of warrants to purchase common stock to consultant					865
Deferred compensation from employee and non- employee stock options					14,846
Amortization of deferred compensation
Accretion of redeemable preferred stock to redemption value		2,489			(2,489)
Comprehensive loss:
Cumulative translation adjustment, net of tax
Net loss
Total comprehensive loss

Balance at March 31, 2004 (unaudited)	97,912,320	$142,928	23,095,797	$23	$31,072

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Accumulated
	Treasury Stock			Other		Total
			Deferred	Comprehensive	Accumulated	Stockholders’	Compre-
	Shares	Amount	Compensation	Loss	Deficit	Deficit	hensive Loss

Sale of Series C convertible preferred stock to consultant						—
Issuance of Series D convertible preferred stock, net of issuance costs of $127						—
Issuance of common stock, net of unvested stock obtained from stock options exercised early						538
Repurchase of restricted common stock	104,732	(27)				(27)
Issuance of warrants in connection with credit facility						508
Deferred compensation from employee and non- employee stock options			(9,090)			—
Amortization of deferred compensation			8,821			8,821
Accretion of redeemable preferred stock to redemption value						(7,676)
Comprehensive loss:						—
Cumulative translation adjustment, net of tax				(122)		(122)	$(122)
Net loss					(37,122)	(37,122)	(37,122)

Total comprehensive loss							$(37,244)

Balance at December 31, 2003	1,585,283	(64)	(7,000)	(129)	(109,029)	(98,439)
Issuance of common stock upon exercise of stock options						39
Vesting of shares obtained from stock options exercised early						51
Repurchase of restricted common stock	45,824	(10)				(10)
Issuance of warrants to purchase common stock to consultant						865
Deferred compensation from employee and non- employee stock options			(14,846)			—
Amortization of deferred compensation			12,641			12,641
Accretion of redeemable preferred stock to redemption value						(2,489)
Comprehensive loss:
Cumulative translation adjustment, net of tax				(20)		(20)	$(20)
Net loss					(18,803)	(18,803)	(18,803)

Total comprehensive loss							$(18,823)

Balance at March 31, 2004 (unaudited)	1,631,107	$(74)	$(9,205)	$(149)	$(127,832)	$(106,165)

The accompanying notes are an integral part of these consolidated financial statements.

EGENERA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Cash flows from operating activities:
Net loss	$(23,818)	$(40,805)	$(37,122)	$(10,403)	$(18,803)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,456	3,147	3,570	926	1,021
Stock-based compensation	179	13,693	8,959	2,273	13,506
Amortization of deferred financing costs	—	55	215	22	81
Accrued interest on short-term investments	(135)	—	—	—	—
Other	27	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(635)	(8,800)	(2,935)	3,229	(2,793)
Inventory	(3,262)	(5,942)	(2,057)	(155)	419
Prepaid expenses and other current assets	21	(1,115)	614	679	24
Other assets	(76)	(175)	(157)	(158)	(439)
Accounts payable	1,876	1,299	242	(569)	3,479
Accrued employee compensation and benefits	266	1,141	233	(773)	(155)
Other accrued expenses	1,789	(622)	1,308	73	32
Deferred revenue	23	7,055	4,480	(1,580)	(2,511)
Other liabilities	5	9	122	9	11
Accrued consulting fee	1,000	—	—	—	—

Net cash used in operating activities	(21,284)	(31,060)	(22,528)	(6,427)	(6,128)

Cash flows from investing activities:
Maturities (purchases) of short-term investments	(8,237)	14,448	—	—	—
Purchases of property and equipment	(4,901)	(4,311)	(6,222)	(1,933)	(820)
Proceeds from disposal of property and equipment	6	1	—	—	—

Net cash provided by (used in) investing activities	(13,132)	10,138	(6,222)	(1,933)	(820)

Cash flows from financing activities:
Net proceeds from (repayments of) short-term debt, net of issuance costs	—	—	7,769	—	(5,311)
Proceeds from issuance of long-term debt	1,211	393	—	—	—
Repayments of long-term debt	—	(439)	(537)	(128)	(145)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	30,187	44,062	30,005	—	—
Purchases of treasury stock	(6)	(31)	(27)	(25)	(10)
Proceeds from the exercise of stock options	124	109	1,066	13	39

Net cash provided by (used in) financing activities	31,516	44,094	38,276	(140)	(5,427)

Effect of exchange rate changes on cash and cash equivalents	—	(7)	(122)	84	(20)

Net increase (decrease) in cash and cash equivalents	(2,900)	23,165	9,404	(8,416)	(12,395)
Cash and cash equivalents, beginning of period	7,379	4,479	27,644	27,644	37,048

Cash and cash equivalents, end of period	$4,479	$27,644	$37,048	$19,228	$24,653

Supplemental disclosures of cash flow information:
Interest paid	$2	$90	$242	$23	$137
Accretion of dividends on redeemable convertible preferred stock	2,970	6,173	7,600	1,875	2,475
Fair value of warrants issued in connection with credit facilities	105	—	508	—	—
Fair value of options or warrants issued to consultants	15	—	442	—	954
Increase in additional paid-in capital due to changes in value of stock option and restricted stock awards	—	20,137	8,648	—	14,757
Issuance of preferred stock for services	—	—	138	—	—
Reclassification to other current liabilities of proceeds received from early exercise of stock options	—	—	528	—	—
Conversion of accrued consulting fee to contributed capital (Note 13)	—	1,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

1.     Nature of the Business

      Egenera, Inc. (the “Company”) was incorporated as a Delaware corporation in March 2000. The Company, located in Marlborough, Massachusetts, designs, markets and supports an enterprise-class datacenter computing platform which integrates virtualization and management software with purpose-built hardware based on standard components. The Company also provides maintenance, installation and training services to customers. The Company’s products enable enterprises to securely and effectively share datacenter resources across applications, reducing the need for dedicated servers and accompanying network infrastructure. As a result, customers are able to simplify their datacenter environments, reduce capital and operational costs and achieve greater business agility.

      The accompanying financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has a limited operating history and has incurred losses from operations and negative cash flows from operations since its inception. Management currently expects these operating trends to continue in the foreseeable future. Management believes that the Company is subject to other risks, including, but not limited to, an evolving and unpredictable business model, development of new technological innovations, competition, customer acceptance of new products, and dependence on key personnel. The Company’s long-term viability is dependent on its ability to generate sufficient product revenue, net income and cash flows from operations to support its business as well as the ability to obtain additional financing, if needed. Management believes that the Company has the ability to do so.

2.     Summary of Significant Accounting Policies

     Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries, including those in the United Kingdom, Japan and Hong Kong. All significant intercompany balances and transactions have been eliminated.

     Unaudited Interim Financial Statements

      The accompanying interim consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and 2004 and the consolidated statement of mandatorily redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2004 are unaudited. Footnote disclosures as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are also unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for a fair statement of the Company’s consolidated financial position, results of operations and cash flows for the three months ended March 31, 2003 and 2004. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

     Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash, Cash Equivalents and Investments

      The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. Cash, cash equivalents and investments are held primarily by major financial institutions that management believes have strong credit ratings. Short-term investments represent marketable securities with original maturities greater than 90 days and less than one year. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents of $25,927 at December 31, 2002, $32,533 at December 31, 2003 and $22,097 at March 31, 2004 consisted primarily of money market investments. As of those dates, the Company had no amounts classified as short-term or long-term investments.

     Concentrations of Credit Risk

      Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. The Company invests its excess cash in money market investments and U.S. government agency securities, which are held by major financial institutions; however, such balances may exceed federally insured limits. The Company provides credit to customers in the ordinary course of business. The Company performs ongoing evaluations of its customers for potential credit losses, and management believes its credit policies are prudent and reflect industry practices and business risk. See Note 4.

     Fair Value of Financial Instruments

      The carrying values of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt, approximate their fair values due to their short-term maturities. Also, based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt approximates fair value.

     Inventory

      Inventory is stated at the lower of cost or market value, with cost being determined using the first-in, first-out method. The Company identifies excess and obsolete inventory by analyzing on-hand and non-cancelable on-order inventory in excess of estimated usage. Estimated usage is assessed by examining inventory agings, recent sales and order backlog and is based on assumptions about future demand, estimated rate of technological obsolescence, product mix and possible alternative uses. If actual demand, rate of technological obsolescence, product mix or possible alternative usage indicate that the inventory may not be recoverable, the inventory is written down to net realizable value in the period of determination.

      The Company assesses net realizable value of off-site customer evaluation units on an individual unit basis, primarily considering the age of the unit, the estimated rate of technological obsolescence of the unit, the physical condition of the unit and the potential for sale of the unit in the future. When the estimated net realizable value of a unit exceeds its carrying value, the inventory is written down to its net realizable value.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

     Long-Lived Assets

      Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

      The Company periodically evaluates its long-lived assets for events and circumstances that indicate a potential impairment. If events and circumstances suggest that an impairment of long-lived assets may have occurred, the unamortized balances of these assets are reviewed. The undiscounted cash flow method is used to determine if impairment has occurred. If indicators of impairment are present, and the undiscounted cash flows to be derived from the related assets are not expected to be sufficient to recover the asset’s carrying amount, an impairment loss is charged to operations in the period identified. The impairment loss is based upon the difference between the carrying amount and the fair value of such asset, as determined based upon the related discounted cash flows.

     Revenue Recognition

      The Company recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), as amended by Statement of Position 98-9, Modification of SOP 97-2 with Respect to Certain Transactions, and certain additional guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition. Substantially all of the Company’s revenue is generated from the sale of products, consisting of computer equipment and software, and from services, including maintenance, installation and training.

      Revenue from the sale of products is recognized upon delivery of the product, provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, fees are fixed or determinable, and collection of the related receivable is probable and free of contingencies. If an arrangement includes customer acceptance criteria, the Company defers all revenue from the arrangement until acceptance is received or the acceptance period has lapsed, unless those acceptance criteria only require that the product perform in accordance with the Company’s standard published product specifications. If a customer’s obligation to pay the Company is contingent upon a future event such as installation or acceptance, the Company defers all revenue from the arrangement until that event has occurred.

      A portion of the Company’s revenue is derived from sales to resellers. The Company recognizes revenue upon delivery of the product to these resellers, provided that the same conditions for revenue recognition described above are met. The Company’s arrangements with customers, including resellers, do not contain any rights of product return, other than those related to standard warranty provisions that permit repair or replacement of defective goods. Anticipated warranty costs are accrued upon product shipment.

      The Company uses the residual method to recognize revenues from arrangements with one or more elements to be delivered at a future date, when evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements at date of product shipment, such as installation and maintenance services, is deferred and the remaining portion of the total arrangement fee is recognized as revenue. The Company determines vendor-specific objective evidence of the fair value of undelivered services based on the prices that are charged when the same element is sold separately to customers. The fair value of maintenance service may also be determined based on the price to be paid upon renewal of that service in accordance with the optional renewal terms offered contractually

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

to a customer. If sufficient evidence of the fair value of an undelivered element does not exist, all revenue from the arrangement is deferred and recognized upon delivery of that element or at the time that fair value can be established for the undelivered element.

      Revenue from installation or training service is recognized upon completion of the service. Installation of the Company’s products does not alter the products’ capabilities. Revenue from maintenance services is recognized ratably over the term of the arrangement, which is generally one or two years. Maintenance services typically include telephone and Internet-based support, on-site maintenance, unspecified software upgrades and replacement spare parts.

      The Company records as revenues amounts billed to customers for shipping and handling costs and records as cost of revenues its actual shipping costs incurred.

      Deferred revenue at each balance sheet date consists of deferred product revenue and deferred service revenue. Deferred product revenue is comprised of amounts that have been invoiced to customers upon delivery of a product, but are not yet recognizable as revenue because one or more of the conditions of SOP 97-2 or SAB 104 required for revenue recognition have not yet been met. Deferred service revenue represents amounts invoiced to customers for maintenance contracts, which are recognized ratably over the term of the arrangements, or for installation or training services that have not yet been provided.

     Research and Development and Software Development Costs

      Costs incurred in the research and development of the Company’s products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software to be licensed to customers are expensed prior to establishment of technological feasibility and are capitalized thereafter until the product is available for general release to customers. No software development costs were capitalized during the years ended December 31, 2002 and 2003 and during the three months ended March 31, 2004 since costs qualifying for capitalization were not material.

     Accounting for Stock-Based Compensation

      Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services.

      The Company has adopted the provisions of SFAS No. 123, as amended, for employee stock-based awards through disclosure only. Under SFAS No. 123, employee stock options are valued at the date of grant using an option-pricing model, and compensation cost is generally recognized ratably over the vesting period. As a result of certain provisions originally included in the Company’s stock option plans and individual stock option and restricted stock agreements that resulted in variable accounting for those plans and agreements, there was no difference between compensation cost for each period as determined pursuant to SFAS No. 123 and the actual expense recognized in the Company’s consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003. The Company and its employees amended certain terms of the stock option and restricted stock agreements in March 2004 and the stock option plans in April 2004, in order to eliminate the requirement to apply variable accounting to each award. As a result of these amendments, all then-existing stock option and restricted stock awards were no longer subject to variable accounting. The effect

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

on net loss attributable to common stockholders for the three months ended March 31, 2004 as if the Company had applied, subsequent to the date of the amendments of the stock option and restricted stock agreements, the fair-value recognition provisions of SFAS No. 123 to all employee stock-based awards is illustrated below:

Three Months Ended
March 31, 2004

(Unaudited)
Net loss attributable to common stockholders, as reported	$(21,292)
Add: Stock-based employee compensation costs included in reported net loss, net of tax of $0	12,601
Less: Stock-based employee compensation expenses determined under fair-value-based method, net of tax of $0	(13,153)

Pro forma net loss attributable to common stockholders	$(21,844)

Net loss per common share — basic and diluted:
As reported	$(1.09)
Pro forma	$(1.11)

      For the three months ended March 31, 2004, the weighted-average fair value of options granted at the grant date was $1.40. The fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions: per share fair value of the common stock of $2.16; 80% volatility; no dividend yield; a risk-free interest rate of 2.2%; and expected lives of five years.

Stock Options Exercised Early

      The Company typically allows employees to exercise options prior to vesting. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into stockholders’ equity, on a ratable basis, as the award vests. In accordance with this guidance, the Company has recorded liabilities on the consolidated balance sheets relating to options to purchase 1,334,977 and 1,120,067 shares of common stock that were granted subsequent to March 21, 2002 and that were exercised but unvested at December 31, 2003 and at March 31, 2004, respectively. In addition, these shares are not presented as outstanding in the accompanying consolidated balance sheets and consolidated statements of mandatorily redeemable convertible preferred stock and stockholders’ deficit. Instead, these shares are disclosed as outstanding stock options in the footnotes to these financial statements.

Advertising Costs

      Advertising costs are charged to operations as incurred. Advertising costs were not material in any reported period.

Comprehensive Loss

      Comprehensive loss is comprised of two components: net loss and foreign currency translation adjustments. For the three months ended March 31, 2003, the difference between net loss and comprehensive loss was not significant.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

Redeemable Convertible Preferred Stock

      The Company accounts for the difference between the initial carrying value of redeemable convertible preferred stock and the redemption amount payable on that stock through recognition of ratable accretion adjustments over the period from the date of issuance to the first redemption date, such that the carrying amount of the preferred stock will equal the redemption amount at the redemption date. These increases in carrying value are recorded through charges against additional paid-in capital and accumulated deficit.

Foreign Currency Translation

      Assets and liabilities of the Company’s foreign subsidiaries, whose functional currencies are the local currencies, are translated into U.S. dollars at the current rates of exchange in effect at the balance sheet dates. Revenues and expenses are translated using the average exchange rates for the period. The resulting translation adjustments are included as a separate component of stockholders’ deficit in the consolidated balance sheet, within accumulated other comprehensive loss. Foreign currency transaction gains or losses resulting from the re-measurement of monetary assets and liabilities stated in a currency other than the functional currency are included in results of operations and have not been significant to operating results in any reported period.

Income Taxes

      Income taxes are accounted for under the liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against net deferred tax assets is recorded if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Loss Per Common Share

      Net loss per common share is presented for both basic loss per common share (“Basic EPS”) and diluted loss per common share (“Diluted EPS”). Basic EPS is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common and potential common shares outstanding during the period. Potential common shares are included in the Diluted EPS calculation only if the effect of their inclusion would be dilutive. Potential common shares result from the assumed conversion of redeemable convertible preferred stock, the assumed exercise of warrants for the purchase of preferred stock and subsequent conversion of such preferred stock to common shares, the assumed exercise of outstanding stock options, and the assumed exercise of warrants for the purchase of common stock. There is no difference between Basic EPS and Diluted EPS for all periods presented since potential common shares were anti-dilutive for all periods.

Pro Forma Net Loss Per Share (unaudited)

      The unaudited pro forma net loss per share for the year ended December 31, 2003 and for the three months ended March 31, 2004 is calculated assuming the conversion into common stock of all outstanding shares of redeemable convertible preferred stock, which will occur automatically upon completion of an initial public offering that satisfies specified criteria, as if the shares of preferred stock had converted at their original date of issuance. Therefore, accretion recorded for the redeemable convertible preferred stock in the year ended December 31, 2003 and for the three months ended March 31, 2004 has been excluded from the calculations of pro forma net loss per share for those periods. As of December 31, 2003 and

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

March 31, 2004, the Company’s redeemable convertible preferred stock automatically would have converted into 103,282,826 shares of common stock upon the completion of a qualifying initial public offering of the Company’s common stock (see Note 8).

Pro Forma Balance Sheet (unaudited)

      Under the terms of the Company’s redeemable convertible preferred stock (see Note 8), all shares of redeemable convertible preferred stock will automatically convert into common stock upon completion of a qualifying initial public offering of the Company’s common stock. The unaudited pro forma balance sheet reflects the conversion of the outstanding shares of redeemable convertible preferred stock into 103,282,826 shares of common stock, as if the conversions had occurred on March 31, 2004.

Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). This interpretation addressed the consolidation by business enterprises of variable interest entities (“VIEs”), as defined in the Interpretation. FIN 46 applied immediately to interests in VIEs created or obtained after January 31, 2003. FIN 46, as revised, was applicable as of the three months ended March 31, 2004 for any interests in VIEs created or obtained before February 1, 2003. The adoption of FIN 46, as revised, did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS No. 150 for certain mandatorily redeemable non-controlling interests. As a result of the substantive conversion features of the Company’s redeemable convertible preferred stock, the adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

      In August 2003, the EITF reached a consensus on Issue No. 03-05, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software. In its consensus, the EITF confirmed that in a revenue arrangement that contains software that is more than incidental to the products or services as a whole, only the software and software-related elements are included within the scope of SOP 97-2. Software-related elements include software-related products and services such as those listed in paragraph 9 of SOP 97-2 as well as other deliverables for which the software is essential to their functionality. The adoption of EITF 03-05 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

      In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

      In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. EITF No. 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share. It clarifies what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The consensus reached on EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Prior period earnings per share amounts are required to be restated to ensure comparability year over year. The Company is still evaluating the impact, if any, that the adoption of EITF No. 03-06 will have on its results of operations or financial position.

3.     Net Loss Per Common Share and Unaudited Pro Forma Net Loss Per Share

      The following table sets forth the computation of basic and diluted net loss per common share:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Basic and diluted net loss per common share:
Net loss attributable to common stockholders	$(26,813)	$(47,038)	$(44,798)	$(12,296)	$(21,292)
Shares used in computing basic and diluted net loss per common share	7,690,058	12,981,005	16,285,215	15,527,034	19,604,314
Net loss per common share — basic and diluted	$(3.49)	$(3.62)	$(2.75)	$(0.79)	$(1.09)

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

      The following potential common shares were excluded from the calculations of diluted net loss per common share because their effect was anti-dilutive:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Options to purchase common stock:
Unexercised stock options	1,244,500	14,004,050	8,459,209	9,567,309	15,764,298
Unvested common stock obtained from stock options exercised early (Note 2)	—	—	1,334,977	—	1,120,067

Total options to purchase common stock	1,244,500	14,004,050	9,794,186	9,567,309	16,884,365
Shares of unvested restricted common stock	9,306,885	3,988,676	1,313,924	2,488,677	1,080,807
Warrants to purchase common stock	910,524	910,524	910,524	910,524	1,391,037
Warrants to purchase preferred stock	177,463	177,463	404,667	177,463	404,667
Redeemable convertible preferred stock	53,224,996	92,082,815	103,282,826	92,082,815	103,282,826

	64,864,368	111,163,528	115,706,127	105,226,788	123,043,702

      The following table sets forth the computation of pro forma net loss per share:

	Year Ended	Three Months Ended
	December 31,	March 31,
	2003	2004

	(Unaudited)
Pro forma net loss:
Net loss attributable to common stockholders	$(44,798)	$(21,292)
Accretion of redeemable convertible preferred stock	7,676	2,489

Pro forma net loss	$(37,122)	$(18,803)

Shares used in computing basic and diluted pro forma net loss per share:
Shares used in computing basic and diluted net loss per common share	16,285,215	19,604,314
Weighted-average impact of assumed conversion of redeemable convertible preferred stock	92,364,733	103,282,826

Shares used in computing basic and diluted pro forma net loss per share	108,649,948	122,887,140

Pro forma net loss per share — basic and diluted	$(0.34)	$(0.15)

      Pro forma net loss per share is computed assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the date of original issue.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

4.	Significant Customers and Suppliers

      The following table summarizes those customers that accounted for greater than 10% of the Company’s total revenues or accounts receivable, measured as a percentage of total revenues or accounts receivable:

	Total Revenues					Accounts Receivable

				Three Months Ended
	Year Ended December 31,			March 31,		December 31,
								March 31,
	2001	2002	2003	2003	2004	2002	2003	2004

								(Unaudited)
				(Unaudited)
Customer A	*	*	24%	12%	25%	*	26%	20%
Customer B	*	26%	*	16%	27%	19%	16%	20%
Customer C	*	12%	16%	*	*	*	20%	*
Customer D	*	*	24%	29%	18%	*	*	20%
Customer E	*	51%	*	*	*	50%	*	*
Customer F	100%	*	*	*	*	*	*	*
Customer G	*	*	*	*	*	14%	*	*
Customer H	*	*	*	*	*	*	12%	*

	100%	89%	64%	57%	70%	83%	74%	60%

*	Indicates that amount is less than 10% of total amount.

     Two suppliers accounted for 77% of cost of revenues for the year ended December 31, 2001; one supplier accounted for 75% of cost of revenues for the year ended December 31, 2002; three suppliers accounted for 46%, 20% and 17%, respectively, of cost of revenues for the year ended December 31, 2003; two suppliers accounted for 49% and 29% of cost of revenues for the three months ended March 31, 2003; and two suppliers accounted for 50% and 27%, respectively, of cost of revenues for the three months ended March 31, 2004. The Company performs ongoing evaluations of its suppliers’ financial condition and product strategies. The Company believes that it can continue to acquire products from these suppliers; however, a change in or a loss of one of these suppliers could cause a delay in filling customer orders and a possible loss of revenue.

5.	Inventory

      Inventory consisted of the following:

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
Raw materials	$1,446	$2,276	$4,519
Finished goods	7,759	8,986	6,324

	$9,205	$11,262	$10,843

      Finished goods include customer evaluation units and spare parts. The carrying value of customer evaluation units was $2,747, $2,204 and $2,229 at December 31, 2002 and 2003 and March 31, 2004, respectively.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

6.	Property and Equipment

      Property and equipment consisted of the following:

	Estimated	December 31,
	Useful Life			March 31,
	(Years)	2002	2003	2004

				(Unaudited)
Computer and office equipment	3-5	$4,552	$8,412	$8,569
Engineering test equipment	1-2	3,533	4,389	5,018
Manufacturing equipment	5	700	987	998
Furniture and fixtures	7	198	456	462
Leasehold improvements	10	610	1,267	1,267
Software	3	621	925	942

		10,214	16,436	17,256
Less accumulated depreciation and amortization		(4,667)	(8,237)	(9,258)

		$5,547	$8,199	$7,998

      Depreciation and amortization expense was $1,456, $3,147 and $3,570 for the years ended December 31, 2001, 2002 and 2003, respectively, and $926 and $1,021 for the three months ended March 31, 2003 and 2004, respectively.

7.	Debt and Warrants

      In June 2003, the Company entered into a loan and security agreement with a bank under which the Company may borrow up to $3,000 against eligible inventory and $10,000 against eligible accounts receivable, not to exceed an aggregate of $10,000. Borrowings under the loan and security agreement are collateralized by substantially all of the assets of the Company. Repayments of amounts borrowed are made at the time the associated inventory is sold to customers or the receivable is collected. The Company’s ability to borrow under this loan and security agreement expires on June 11, 2005. Interest is charged at an annual rate of the bank’s prime (4.0% at December 31, 2003) plus 0.35% and is due and payable monthly on the outstanding balance. The agreement requires the payment of certain amounts periodically in the event that the Company has no borrowings outstanding under the credit facility. As of December 31, 2003, the outstanding balance of this debt facility was $7,814. As of March 31, 2004, the outstanding balance of this debt facility was $2,503, which is classified as short-term debt in the consolidated balance sheet.

      In connection with this loan and security agreement, the Company issued to the bank a warrant to purchase 227,204 shares of Series C Convertible Preferred Stock at an exercise price of $1.32 per share. The $508 fair value of the warrant (see Note 8) was recorded as a deferred financing cost and is being amortized on a straight-line basis over the two-year term of the loan and security agreement, which expires on June 11, 2005. Interest expense related to the amortization of the warrant included in this deferred financing cost was $148 for the year ended December 31, 2003 and $63 for the three months ended March 31, 2004.

      During 2001, the Company entered into an equipment line of credit agreement under which the Company was entitled to borrow up to $3,000 to finance the purchase of capital equipment. Borrowings under the line of credit are collateralized by the equipment purchased under the line. The first draw on the line of credit is to be repaid over a 36-month period commencing on January 1, 2002 and bears interest at

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

a rate of 12.77%. The second draw on the line of credit is to be repaid over a 36-month period commencing on July 1, 2002 and bears interest at a rate of 12.31%. As of December 31, 2003, $1,663 had been drawn down on this line of credit, and no further draw downs were available to the Company. As of December 31, 2003, the outstanding balance under this line of credit was $686, of which $610 was due within one year. As of March 31, 2004, the outstanding balance under this line of credit was $541, of which $502 was due within one year.

      In connection with this line of credit, the Company issued warrants to purchase an aggregate of 150,906 shares of Series B Convertible Preferred Stock at an exercise price of $0.99 per share. The $105 fair value of the warrants (see Note 8) was recorded as a deferred financing cost and is being amortized on a straight-line basis over the 42-month term of the line of credit, which expires on July 1, 2005. Interest expense related to the amortization of the warrants included in this deferred financing cost was $35 for each of the years ended December 31, 2002 and 2003, respectively, and $9 for each of the three months ended March 31, 2003 and 2004.

      In connection with the issuance of convertible promissory notes to stockholders in 2000, the Company granted warrants to purchase an aggregate of 910,524 shares of common stock at an exercise price of $0.85. The warrants were immediately exercisable on the date of issuance and expire upon the earlier of: (i) five years from their issuance dates, (ii) the effective date of an initial public offering of the Company’s common stock, or (iii) the effective date of a merger or consolidation of the Company with another entity, or the sale of all or substantially all of its assets. The fair value of these warrants on date of grant was immaterial. At December 31, 2003, the warrants were unexercised and 910,524 shares of the Company’s common stock had been reserved for potential exercise.

8.	Redeemable Convertible Preferred Stock and Warrants

      At December 31, 2003, the Company had 98,290,430 shares of redeemable convertible preferred stock authorized in various series: Series A Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”), Series C Convertible Preferred Stock (“Series C”) and Series D Convertible Preferred Stock (“Series D”), information about which is summarized as follows:

	December 31, 2002		December 31, 2003

							Common
	Preferred		Preferred		Preferred		Stock
	Shares	Carrying	Shares	Liquidation	Shares	Carrying	Issuable upon
	Outstanding	Value	Designated	Preference	Outstanding	Value	Conversion

Series A	22,739,475	$22,570	22,739,475	$24,166	22,739,475	$24,124	22,744,607
Series B	30,485,521	33,755	30,636,427	36,262	30,485,521	36,202	35,850,895
Series C	33,487,313	46,295	33,814,517	50,097	33,587,313	50,138	33,587,313
Series D	—	—	11,100,011	30,100	11,100,011	29,975	11,100,011

	86,712,309	$102,620	98,290,430	$140,625	97,912,320	$140,439	103,282,826

      The designated and issued preferred stock has the following characteristics:

Voting

      The holders of Series A, Series B, Series C and Series D are entitled to vote together with the holders of all other classes and series of stock as a single class on all matters submitted to the stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

Dividends

      The holders of Series A, Series B, Series C and Series D are entitled to receive, if and when declared, quarterly cumulative dividends of 8% of the original purchase price per share per year (“Accruing Dividends”), payable in preference and priority to any payment of any dividend on common stock. Since the preferred stock is mandatorily redeemable beginning December 31, 2008, the Company is accruing these dividends during each reporting period. In addition to the Accruing Dividends, in the event that the Company declares a cash dividend, or makes any other cash distribution to holders of common stock, the holders of each share of Series A, Series B, Series C and Series D shall be entitled to receive an amount equal to the amount of such cash dividend or cash distribution received by a holder of the number of shares of common stock for which such share of Series A, Series B, Series C and Series D is convertible on the record date for such cash dividend or cash distribution.

Liquidation Preference

      In the event of any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of the then outstanding Series D shall be entitled to an amount equal to $2.7027 per share (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) plus all unpaid Accruing Dividends and any other dividends declared but unpaid. The holders of the Series D shall then not be entitled to any further payment. In the event that the assets to be distributed are not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company will be distributed ratably to the holders of Series D. After the holders of the then outstanding Series D have been paid in full their liquidation payments, the holders of the then outstanding Series C shall be entitled to be paid an amount equal to $1.3204 per share (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) plus all unpaid Accruing Dividends and any other dividends declared but unpaid. In the event that the assets to be distributed are not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company will be distributed ratably to the holders of Series C. After the holders of the then outstanding Series D and Series C have been paid in full their liquidation payments, the holders of the then outstanding Series A and Series B shall be entitled to be paid an amount equal to $0.8457 per share and $0.994 per share, respectively, (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) plus all unpaid Accruing Dividends and any other dividends declared but unpaid. The holders of the Series A and Series B shall then not be entitled to any further payment. The holders of Series A and Series B are entitled to such liquidation payments before any distribution or payment is made to the common stockholders. In the event that the assets to be distributed are not sufficient to permit payment of such liquidation payments in full to the holders of Series A and Series B, the remaining assets of the Company shall be distributed ratably to the holders of Series A and Series B. After the holders of Series A, Series B, Series C and Series D have been paid their liquidation payments in full, the remaining assets of the Company shall be distributed to the holders of Series C and the common stockholders on a pro-rata basis according to the number of shares of common stock issuable upon conversion of the Series C until the holders of Series C have received a total amount of $3.30 per share (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) plus all unpaid Accruing Dividends and any other dividends declared but unpaid.

Conversion

      The holders of Series A, Series B, Series C and Series D shall have the right, at their option at any time, to convert any such shares of Series A, Series B, Series C and Series D into the number of shares of common stock as is obtained by multiplying the number of shares of Series A to be converted by $0.8457 and by dividing the result by $0.8455 (“Series A Conversion Price”), by multiplying the number of shares of Series B to be converted by $0.994 and by dividing the result by $0.8452 (“Series B Conversion

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

Price”), by multiplying the number of shares of Series C to be converted by $1.3204 and by dividing the result by $1.3204 (“Series C Conversion Price”), and by multiplying the number of shares of Series D to be converted by $2.7027 and by dividing the result by $2.7027 (“Series D Conversion Price”). Accrued and unpaid dividends do not impact the number of shares of common stock to be issued upon conversion of the Series A, Series B, Series C and Series D shares. When and if the Company issues or sells, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than the Series A Conversion Price, Series B Conversion Price, Series C Conversion Price or Series D Conversion Price, as the case may be, in effect immediately prior to the time of such issue or sale, then, upon such issue or sale, the conversion price for such shares will be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of common stock outstanding immediately prior to such issue or sale multiplied by the then existing conversion price and (b) the consideration, if any, received by the Company upon such issue or sale, by (ii) the total number of shares of common stock outstanding immediately after such issue or sale. Such automatic adjustments could result in a beneficial conversion charge at the time of the downward adjustment. Conversion of the Series A, Series B, Series C and Series D is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $4.054 per share (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) and the aggregate proceeds to the Company equal or exceed $25,000. The respective conversion prices are not affected by the issuance of common stock to employees, directors and consultants, or in connection with an acquisition, joint venture or strategic alliance.

      At December 31, 2003, the Company had reserved the following number of shares of common stock for conversion: 22,744,607 for Series A, 36,028,358 for Series B (including 177,463 reserved for the assumed exercise of preferred stock warrants and conversion to common stock), 33,814,517 for Series C (including 227,204 reserved for the assumed exercise of a preferred stock warrant and conversion to common stock), and 11,100,011 for Series D.

Redemption

      On December 31, 2008, and on each of the next two anniversaries thereafter (the “Redemption Dates,” and each a “Redemption Date”), the holders of the Series A, Series B, Series C and Series D will be entitled to redeem one-third of their outstanding shares of Series A, Series B, Series C and Series D. The Series A redemption price is $0.8457 per share plus an amount equal to all unpaid Accruing Dividends on the Series A plus all declared but unpaid dividends. The Series B redemption price is $0.994 per share plus an amount equal to all unpaid Accruing Dividends on the Series B plus all declared but unpaid dividends. The Series C redemption price is $1.3204 per share plus an amount equal to all unpaid Accruing Dividends on the Series C plus all declared but unpaid dividends. The Series D redemption price is $2.7027 per share plus an amount equal to all unpaid Accruing Dividends on the Series D plus all declared but unpaid dividends. In each case, the redemption price will be adjusted for subsequent stock dividends, stock splits or other recapitalizations.

      If the Company does not have sufficient funds legally available to redeem all shares of Series A, Series B, Series C and Series D on a Redemption Date, then the Company shall redeem such shares of Series A, Series B, Series C and Series D ratably to the extent possible and shall redeem the remaining shares at the end of the fiscal quarter following the fiscal quarter when sufficient funds become legally available.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

      At the future redemption dates, the required redemption amounts of Series A, Series B, Series C and Series D, including Accruing Dividends, but excluding any other cumulative and unpaid dividends, are as follows:

Redemption
Year Ending December 31,	Amount

2008	$63,392
2009	66,696
2010	69,999

$200,087

Warrants

      In connection with the issuance of a loan and security agreement entered into by the Company in 2003, the Company issued a warrant to purchase 227,204 shares of Series C at an exercise price of $1.32 per share (see Note 7). The warrant was immediately exercisable on the date of issuance and expires upon the earlier of (i) June 10, 2010 or (ii) the effective date of a merger or consolidation of the Company with another entity, or the sale of all or substantially all of its assets, if the warrant is not assumed by the successor entity in connection with such transactions. The fair value ascribed by management to this warrant was $508, determined using the Black-Scholes option-pricing model with the following assumptions: per share fair value of the Series C equal to $2.70; 80% volatility; no dividend yield; a risk-free interest rate of 3.2%; and contract term of seven years.

      In connection with the issuance of a line of credit entered into by the Company in 2001, the Company issued warrants to purchase an aggregate of 150,906 shares of Series B at an exercise price of $0.99 per share (see Note 7). The warrants were immediately exercisable on the date of issuance and expire on December 13, 2011. The fair value ascribed by management to these warrants was $105, determined using the Black-Scholes option-pricing model with the following assumptions: per share fair value of the Series B equal to $0.99; 100% volatility; no dividend yield; a risk-free interest rate of 4.1%; and contract term of ten years.

9.	Common Stock, Stock Option Plans and Warrants

Common Stock

      Each share of common stock is entitled to one vote. The holders of common stock are not entitled to receive dividends.

Stock Option Plans

      Under the Company’s 2000 Stock Option/ Stock Issuance Plan and 2001 California Stock Option/ Stock Issuance Plan (the “Plans”), an aggregate of 28,750,000 shares of the Company’s common stock are reserved for issuance to employees, directors and consultants. Options granted under the Plans may be incentive stock options (“ISOs”) or nonqualified stock options. ISOs may only be granted to employees. The Board of Directors determines the period over which options become exercisable; however, except in the case of options granted to directors and consultants, options generally shall become exercisable at a rate of not less than 25% per year over four years from the date the options are granted. The exercise price of ISOs shall be no less than 100% of the fair market value per share of the Company’s common stock on the grant date (110% of fair market value for ISOs granted to holders of more than 10% of the voting stock of the Company). The exercise price of each non qualified stock option shall in no event be the lesser of (i) the book value per share of common stock as of the end of the fiscal year of the Company

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

immediately preceding the date of grant, or (ii) 30% of the fair market value per share of the Company’s common stock on the grant date. The term of the options is up to 10 years.

Restricted Common Stock

      The Plans also permit in certain circumstances the early exercise of unvested employee stock options in exchange for the award of common stock subject to certain restrictions, including the Company’s right to repurchase unvested shares at the original exercise price upon termination of employment. This restriction lapses at the same rate that the original stock option vested, generally over four years. At December 31, 2003, a total of 1,313,924 unvested shares of common stock were subject to repurchase by the Company, net of 1,334,977 unvested shares of common stock obtained upon the early exercise of stock options that were granted prior to March 22, 2002 (see Note 2).

      In 2000, the Company issued to its founders 12,600,000 shares of common stock that are subject to stock restriction agreements (“Restriction Agreements”). Pursuant to the Restriction Agreements, the Company had the right to repurchase any unvested shares of common stock at the original purchase price in the event of termination of employment. This repurchase right lapsed over a three-year period, and at December 31, 2003, no founders’ shares remain subject to repurchase. Shares of common stock not subject to repurchase rights are subject to a right of first refusal whereby if a holder of common stock receives an offer from a third party to purchase such shares of common stock, the holders of Series A, Series B, Series C and Series D have the right to match the third party offer, in which case the shares would be sold to the holders of Series A, Series B, Series C and Series D. The right of first refusal expires on the earlier to occur of the following: (i) the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $4.054 per share (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) and the aggregate proceeds to the Company equal or exceed $25,000; (ii) the acquisition of the Company by consolidation, reorganization, merger or other transaction or series of related transactions in which stockholders of the Company immediately prior to such transaction do not own at least a majority of the outstanding voting power for the election of directors of the successor entity; or (iii) December 22, 2010 in the case of shares owned by two founders and July 16, 2011 in the case of shares owned by one founder.

Stock-Based Compensation

      As a result of certain provisions originally included in the Company’s stock option plans and individual employee stock option and stock restriction agreements, the Company applied variable accounting to all employee stock option and restricted stock awards, which resulted in the recording of compensation expense in the consolidated statements of operations equal to the difference between the awards’ per share exercise price and the per share fair value of the common stock at the time of final vesting. Until final vesting of each award, the Company was required to re-measure this expense at the end of each subsequent reporting period to reflect the changes in the estimated fair value of the Company’s common stock since the prior reporting period. The amount of expense is apportioned to each reporting period using the method of allocation prescribed by FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an Interpretation of APB Opinions No. 15 and 25 (“FIN 28”). Stock-based compensation expense recorded during the years ended December 31, 2001, 2002 and 2003 related to these awards was $170, $13,693 and $8,584, respectively.

      The Company and its employees amended certain terms of the stock option agreements and restricted stock agreements in March 2004 and the stock option plans in April 2004, in order to eliminate the requirement to apply variable accounting to each award. As a result of these amendments, all then-existing stock option and restricted stock awards were no longer subject to variable accounting. The final

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

measurement of the intrinsic value of these awards upon amendment resulted in the recording during the three months ended March 31, 2004 of $14,846 of additional deferred compensation in stockholders’ deficit, which will be recorded as expense over the remaining vesting period of the options and restricted stock awards. Stock-based compensation expense recorded during the three months ended March 31, 2003 and 2004 related to these employee stock-based awards was $2,274 and $12,601, respectively.

      During 2003, the Company granted to a consultant an option for the purchase of 215,997 shares of common stock at an exercise price of $0.35 that will be subject to variable accounting over the 36-month vesting term of the award. Management estimated the initial fair value of this stock option using the Black-Scholes option-pricing model with the following assumptions: initial per share fair value of common stock equal to $2.16 at the date of grant; 80% volatility; no dividend yield; risk-free interest rate of 4.1%; and an estimated term of 10 years. The $442 initial fair value of the option was recorded as deferred compensation in stockholders’ deficit. The fair value of this option, as re-measured at each reporting period until vested, will be charged to operations over the related vesting term in accordance with FIN 28. Stock-based compensation expense related to this award for the year ended December 31, 2003 and the three months ended March 31, 2004 was $237 and $40, respectively. In addition, during the fourth quarter of 2003, the Company sold 100,000 shares of Series C with a fair value of $270 to this consultant for cash consideration of $132, resulting in stock-based compensation expense in that period of $138.

      In the three months ended March 31, 2004, the Company granted a warrant to a consultant for the purchase of 480,513 shares of common stock at an exercise price of $2.16 per share. The warrant was immediately exercisable on the date of grant and expires seven years from the date of issuance. Management estimated the fair value of this warrant using the Black-Scholes option-pricing model with the following assumptions: per share fair value of common stock equal to $2.16 at the date of grant; 80% volatility; no dividend yield; risk free interest rate of 4.1%; and contract term of 7 years. The fair value of the warrant of $865 was recorded as stock-based compensation expense in the three months ended March 31, 2004.

      Total stock-based compensation is summarized as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Stock-based compensation from:
Employee stock-based awards	$170	$13,693	$8,584	$2,274	$12,601
Stock options granted to consultants	—	—	237	—	905
Sale of Series C to a consultant at less than fair value	—	—	138	—	—

	$170	$13,693	$8,959	$2,274	$13,506

Presented in the statements of operations as follows:
Product cost of revenue	$—	$—	$178	$73	$462
Service cost of revenue	—	—	15	3	66
Stock-based compensation in operating expenses	170	13,693	8,766	2,198	12,978

	$170	$13,693	$8,959	$2,274	$13,506

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

      The following table summarizes the activity under the Company’s Plans for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004:

		Weighted-
		Average
	Number of	Exercise
	Shares	Price

Outstanding at December 31, 2000	5,587,000	$0.25
Granted with exercise price equal to grant date fair value of common stock	2,788,500	0.15
Exercised	(1,319,000)	0.09
Canceled	(5,764,000)	0.25
Forfeited	(48,000)	0.11

Outstanding at December 31, 2001	1,244,500	0.19
Granted with exercise price equal to grant date fair value of common stock	8,974,750	0.22
Granted with exercise price less than grant date fair value of common stock	4,578,900	0.35
Exercised	(421,730)	0.26
Forfeited	(372,370)	0.21

Outstanding at December 31, 2002	14,004,050	0.26
Granted with exercise price less than grant date fair value of common stock	4,275,022	0.35
Exercised	(2,430,602)	0.22
Forfeited	(6,054,284)	0.24

Outstanding at December 31, 2003	9,794,186	0.31
Granted with exercise price equal to grant date fair value of common stock (unaudited)	7,581,964	2.16
Exercised (unaudited)	(389,417)	0.26
Forfeited (unaudited)	(102,368)	0.31

Outstanding at March 31, 2004 (unaudited)	16,884,365	$1.14

Options available for future grant at December 31, 2003	8,782,217
Options available for future grant at March 31, 2004 (unaudited)	1,348,445
Options exercisable at December 31, 2002	1,172,993	$0.22
Options exercisable at December 31, 2003	2,976,023	$0.28
Options exercisable at March 31, 2004 (unaudited)	3,247,487	$0.28

      The number of stock options outstanding at December 31, 2003 and March 31, 2004 includes 1,334,977 and 1,120,067, respectively, of options granted and exercised subsequent to March 21, 2002 that would have been unvested at December 31, 2003 and March 31, 2004 in accordance with the terms of the options had they not been exercised early. In accordance with EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, shares issued upon these early exercises are not presented as outstanding common stock, but instead are disclosed as outstanding stock options until vesting has occurred.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding

		Weighted-		Options Exercisable
		Average
		Remaining	Weighted-		Weighted-
		Contractual	Average		Average
	Number of	Life	Exercise	Number of	Exercise
Exercise Price	Shares	(Years)	Price	Shares	Price

$0.09	199,000	7.50	$0.09	124,646	$0.09
$0.22	2,083,146	8.23	$0.22	975,729	$0.22
$0.25	465,000	7.15	$0.25	460,938	$0.25
$0.35	7,047,040	8.47	$0.35	1,414,710	$0.35

	9,794,186	8.34	$0.31	2,976,023	$0.28

      During the twelve months ended March 31, 2004, the Company granted employee stock options with the following exercise prices and recorded grant date deferred compensation as follows:

	Three Months Ended

	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2004

	(Unaudited)
Options granted to employees	572,400	1,036,300	1,605,625	7,581,964
Weighted-average exercise price per share	$0.35	$0.35	$0.35	$2.16
Weighted-average reassessed fair value per share of underlying common stock	$1.95	$2.16	$2.16	$2.16
Weighted-average intrinsic value per share	$1.60	$1.81	$1.81	—
Total grant date reassessed deferred compensation	$916	$1,876	$2,906	$—

      While the fair values of the common stock used to determine the intrinsic values of the stock options were contemporaneously assessed at each grant date, those fair values were reassessed on a retrospective basis by the Company and additional deferred compensation was recorded in stockholders’ equity based on the difference between the option exercise prices and the retrospectively determined fair values of the underlying common stock.

10.     Income Taxes

      The components of loss before income taxes were as follows:

	Year Ended December 31,

	2001	2002	2003

Domestic	$(23,818)	$(40,826)	$(37,029)
Foreign	—	30	22

	$(23,818)	$(40,796)	$(37,007)

      Income tax expense for the years ended December 31, 2002 and 2003 consisted of $9 and $115, respectively. For those periods, there were no tax provisions for deferred income taxes.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

      The reconciliation between the statutory income tax rate and the Company’s effective income tax rate is as follows:

	Year Ended December 31,

	2001	2002		2003

U.S. federal income tax rate	34.0%	34.0%		34.0%
State taxes	7.0	4.2		4.9
Federal and state credits	1.3	3.0		2.7
Equity compensation	—	(10.9)		(7.2)
Other	0.6	0.5		(1.2)
Valuation allowance	(42.9)	(30.8)		(33.5)

Effective income tax rate	—%	(0.0	) %	(0.3	) %

      The components of the Company’s net deferred tax assets were as follows:

	December 31,

	2002	2003

Net operating loss carryforwards	$14,360	$19,538
Research and development tax credit carryforwards	1,793	2,800
Capitalized start-up expenditures	4,579	3,021
Capitalized research and development expenditures	—	3,864
Depreciation and amortization	—	475
Deferred revenue	1,315	3,123
Accruals and reserves not currently deductible	733	1,589
Other	606	1,388

Total deferred tax assets	23,386	35,798
Less: Valuation allowance	(23,386)	(35,798)

Net deferred tax assets	$—	$—

      The Company has recorded a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from net operating loss and tax credit carryforwards and deductible temporary differences cannot be sufficiently assured at December 31, 2003.

      As of December 31, 2003, the Company had federal and state net operating loss carryforwards of $49,181 and $44,059, respectively, which will begin to expire in 2020 and 2005, respectively. Of these amounts, $319 relates to deductions from the exercise of stock options. The future benefit from these deductions will be recorded as a credit to additional paid-in capital when realized. The Company has federal and state tax credit carryforwards of $1,830 and $1,469, respectively, which will begin to expire in 2020 and 2006, respectively. In addition, the Company has a foreign net operating loss carryforward of approximately $330, which may be carried forward indefinitely.

      Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation of the amount of net operating loss carryforwards and research and development tax credit carryforwards that may be used in future years. For example, a substantial change in the Company’s ownership could be triggered upon the closing of a firm commitment underwritten public offering of the Company’s common stock.

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

11.     Savings Plan

      The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. As of December 31, 2003, the Company has made no contributions to the plan.

12.     Commitments

      The Company leases its office space and certain office equipment under noncancelable operating leases that expire at various dates through 2010. Total rent expense under these operating leases was $832, $1,184 and $1,814 and for the years ended December 31, 2001, 2002 and 2003, respectively, and was $431 and $481 for the three months ended March 31, 2003 and 2004, respectively.

      Future minimum lease payments under noncancelable operating leases at December 31, 2003 are approximately as follows:

Lease
Year Ending December 31,	Payments

2004	$1,570
2005	1,192
2006	1,176
2007	1,129
2008	1,135
Thereafter	2,050

$8,252

     Guarantees and Indemnification Obligations

      The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company’s customers and vendors, in connection with (i) certain patent, copyright, trade secret or other proprietary right infringement claims by any third party with respect to the Company’s hardware and software and (ii) with respect to the use and protection of proprietary information. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2003, the Company has not recorded any liabilities for the above guarantees and indemnities.

      The Company warrants that its products will conform in all material respects to standard published specifications in effect at the time of delivery of the product for a specified period of time, usually one year. Estimated warranty costs are accrued as a cost of revenue when the product is shipped and are

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

included in other accrued expenses in the consolidated balance sheet. The changes in the product warranty accrual were as follows:

	Year Ended December 31,
			Three Months Ended
	2002	2003	March 31, 2004

			(Unaudited)
Balance brought forward	$40	$223	$423
Accruals for warranties issued during the period	330	820	386
Settlements made during the period	(147)	(620)	(241)

Balance carried forward	$223	$423	$568

13.     Related Party Transactions

      During the years ended December 31, 2002 and 2003, the Company generated revenues of $11,583 and $12,585, respectively, from three customers with affiliated investment funds that are holders of the Company’s redeemable convertible preferred stock. During the three months ended March 31, 2003 and 2004, the Company generated revenues of $1,384 and $6,360, respectively, from these same three customers. The aggregate number of shares of preferred stock held at December 31, 2002 and 2003 and March 31, 2004 by the investment funds affiliated with these three customers was 25,877,349, 26,484,954 and 26,484,954, respectively, which were convertible into 27,649,023, 28,256,628 and 28,256,628 shares of common stock, respectively. These aggregate holdings represented less than 25% of the common stock of the Company on an as-converted, fully diluted basis in each of these periods, and the investment funds affiliated with each of these customers individually owned less than 10% of the common stock on an as-converted, fully diluted basis in each of these periods. Total receivables outstanding at December 31, 2002 and 2003 and March 31, 2004 from these customers were $5,245, $3,469 and $3,138, respectively. Selling prices charged to these customers in 2002 and 2003 and in the three months ended March 31, 2004 were comparable to prices charged to similar third-party customers when considering volume discounts and other incentives.

      As of December 31, 2002, $15,186 of the Company’s cash equivalents were held in an investment account managed by a bank, which through its affiliates was a holder of the Company’s redeemable convertible preferred stock. The investment account was closed during 2003. Interest income earned on this account was $223 and $71 for the years ended December 31, 2002 and 2003, respectively.

      In December 2001, the Company shipped products with a total sales value of $400 to a customer with affiliated investment funds that were holders of the Company’s redeemable convertible preferred stock. In December 2001, the Company also entered into an agreement with this customer whereby (i) the customer had a right of first refusal to provide any investment banking services to be procured by the Company from December 31, 2001 through June 30, 2003, and (ii) the Company was obligated to pay $1,000 for such services, whether or not used, no later than June 30, 2003. This agreement allowed the Company to settle the accrued consulting fee by cash payments or, in lieu of cash payments, up to 50% of the $1,000 obligation could be settled by delivery of the Company’s products at standard market prices. The $1,000 obligation was recorded as an accrued consulting fee. No revenue was recorded for the products shipped. In addition, an account receivable of $400 and a charge to sales and marketing expense of $600 were recorded. The cost of the products was included in product cost of revenue in the accompanying 2001 statement of operations. In June 2002, the agreement was amended whereby the Company’s $1,000 obligation was no longer required to be paid to the customer, and the customer retained

EGENERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except share and per share data)

the right of first refusal to provide investment banking services to be procured by the Company until June 30, 2003. This amendment resulted in the Company reversing the accrual and recording a capital contribution of $1,000 from the customer in 2002. The right of first refusal lapsed on June 30, 2003.

14.     Segment Information

      The Company currently operates in one industry segment. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. A summary of the Company’s operations and other financial information by geographic region is as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Total revenues:
United States	$179	$9,918	$28,610	$4,205	$14,011
United Kingdom	—	2,140	7,996	926	2,758
Japan	—	657	3,962	1,464	1,925
Rest of world	—	263	661	328	1,638

	$179	$12,978	$41,229	$6,923	$20,332

Revenue is presented based on the country into which the product or service was delivered.

      Substantially all of the Company’s long-lived assets as of December 31, 2002 and 2003 and March 31, 2004 were located in the United States and consisted entirely of property and equipment.

15.     Valuation and Qualifying Accounts

      The following sets forth activity in the Company’s allowances for accounts receivable and deferred tax assets:

	Balance at			Balance at
	Beginning	Charges to		End of
Year Ended	of Period	Operations	Deductions	Period

Deferred tax asset valuation allowance:
December 31, 2001	$1,477	$9,533	$—	$11,010
December 31, 2002	$11,010	$12,376	$—	$23,386
December 31, 2003	$23,386	$12,412	$—	$35,798
Allowance for bad debts(1):
December 31, 2001	$—	$—	$—	$—
December 31, 2002	$—	$50	$—	$50
December 31, 2003	$50	$50	$(3)	$97

(1)	Provisions for doubtful accounts are recorded in general and administrative expenses.

      Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                Shares

Common Stock

PROSPECTUS

               , 2004

Credit Suisse First Boston

Goldman, Sachs & Co.
JPMorgan
SG Cowen & Co.
Wachovia Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, all of which will be paid by Egenera, payable in connection with the sale and distribution of the shares of common stock being registered hereby, including the shares offered for sale by the selling stockholders. All amounts listed are estimates, other than the SEC registration fee and the National Association of Securities Dealers Inc. fee.

SEC registration fee		$15,838
National Association of Securities Dealers Inc. filing fee		12,500
NASDAQ National Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.     Indemnification of Directors and Officers.

      Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in our restated certificate of incorporation.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      Our restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Egenera or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

      These provisions are permitted under Delaware law. Our by-laws provide that we must indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law.

      We have also entered into indemnification agreements with Vern J. Brownell and Richard H. Kimball. The indemnification agreements provide that we will indemnify Messrs. Brownell and Kimball to the fullest extent permitted by law for claims arising in their capacity as a director, officer, employee or agent of Egenera. In addition, we have agreed to advance the expenses of Messrs. Brownell and Kimball in connection with such claims.

      The indemnification provisions contained in our restated certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

      In addition, we intend to obtain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.

      Set forth below is information regarding our issuance of shares of common stock, preferred stock, warrants to acquire common stock and preferred stock, and options to acquire common stock within the past three years. Also included is the consideration, if any, received by us for such shares, warrants and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

      (a) Issuances of Capital Stock, Warrants and Certain Stock Options.

1.	In July 2001, we issued 30,485,521 shares of series B convertible preferred stock for an aggregate purchase price of $30,302,608 to 25 investors, consisting of four individuals and trusts, and 21 investment funds. These shares will automatically convert into 35,850,895 shares of common stock upon completion of this offering.

2.	In December 2001, we issued warrants to purchase an aggregate of 150,906 shares of series B convertible preferred stock at an exercise price of $0.994 per share to GATX Ventures, Inc., Third Coast Capital, Jeffrey Richardson, Kathleen Wilkerson and William Bradford Wheatley.

3.	In May through June 2002 and in December 2003, we issued 33,587,313 shares of series C convertible preferred stock for an aggregate purchase price of $44,348,688 to 37 investors, consisting of five individuals and trusts, and 32 investment funds. These shares will automatically convert into 33,587,313 shares of common stock upon completion of this offering.

4.	In June 2003, we issued to Silicon Valley Bank a warrant to purchase 227,204 shares of series C convertible preferred stock at an exercise price of $1.3204 per share in connection with a loan and security agreement.

5.	In December 2003, we issued 11,100,011 shares of series D convertible preferred stock for an aggregate purchase price of $30,000,000 to 23 investors, consisting of one individual and 22 investment funds. These shares will automatically convert into 11,100,011 shares of common stock upon completion of this offering.

6.	In February 2004, we issued to Heidrick & Struggles, Inc. a warrant to purchase 480,513 shares of common stock at an exercise price of $2.1622 per share.

7.	In February 2004, we issued to our president and chief executive officer an option to acquire up to 6,983,657 shares of common stock at an exercise price of $2.1622 per share.

8.	In June 2004, we issued to Kodiak Venture Partners, L.P. 70,950 shares of common stock upon the exercise of a warrant for an aggregate exercise price of $60,000.

      No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a combination of foreign and United States investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock and warrants described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The option referred to above was issued to our president and chief executive officer who is an “accredited investor” within the meaning of Rule 501 of Regulation S-K by virtue of his position with the company. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from registration.

      (b) Stock Option Grants/ Exercises.

1.	Our 2004 Stock Incentive Plan was adopted and approved by our board of directors in 2004 and will be effective upon stockholder approval of the plan. This plan authorizes the issuance of up to shares of common stock. No grants have been made under this plan.

2.	From the adoption of our Amended and Restated 2000 Stock Option/Stock Issuance Plan on April 28, 2000 through June 30, 2004, we granted options to purchase an aggregate of 8,716,597 shares of common stock, net of cancellations of 6,563,722 options and exercises of 10,169,900 options, at a weighted-average exercise price of $0.57 per share to our employees.

3.	From the adoption of our 2001 California Stock Option/Stock Issuance Plan on September 6, 2001 through June 30, 2004, we granted options to purchase an aggregate of 325,397 shares of common stock, net of cancellations of 135,800 options and exercises of 185,000 options, at a weighted-average exercise price of $0.40 per share to our employees.

      The issuance of stock options and the common stock issuable upon the exercise of such options to our employees, directors, consultants and advisors as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, consultants and advisors, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

      All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules. None.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlborough, Commonwealth of Massachusetts, on this 12th day of August, 2004.

EGENERA, INC.

By:	/s/ ROBERT M. DUTKOWSKY

Robert M. Dutkowsky
Chairman, President and Chief Executive Officer

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ ROBERT M. DUTKOWSKY Robert M. Dutkowsky		Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 12, 2004

/s/ THOMAS F. SHEEHAN Thomas F. Sheehan		Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 12, 2004

* Vern J. Brownell		Director	August 12, 2004

* William P. Collatos		Director	August 12, 2004

* David I. Epstein		Director	August 12, 2004

* Richard H. Kimball		Director	August 12, 2004

* Louis J. Volpe		Director	August 12, 2004

*By:	/s/ ROBERT M. DUTKOWSKY Name: Robert M. Dutkowsky Title: Chairman, President and Chief Executive Officer As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3.1		Form of Restated Certificate of Incorporation of the Registrant to be effective prior to the closing of the offering.
3.2		Form of Amended and Restated By-laws of the Registrant to be effective upon the closing of the offering.
3.3		Form of Certificate of Amendment to Certificate of Incorporation to be effective upon the effective date of this Registration Statement.
4.1		Form of Specimen certificate evidencing shares of common stock.
5.1		Form of Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
10	.1**	Amended and Restated 2000 Stock Option/Stock Issuance Plan, as amended.
10	.2**	2001 California Stock Option/Stock Issuance Plan, as amended.
10.3		Form of 2004 Stock Incentive Plan.
10	.4**	Amended and Restated IPO Allocation Agreement, entered into as of December 22, 2003, by and among the Registrant, Crosslink Capital, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.
10	.5**	Employment Agreement, dated as February 2, 2004, by and between the Registrant and Robert M. Dutkowsky.
10	.6**	Employment Agreement, dated as of March 1, 2000, by and between the Registrant and Vern J. Brownell.
10	.7**	Employment Agreement, dated as of March 20, 2002, by and between the Registrant and Michael R. Thompson.
10	.8**	Employment Agreement, dated as of February 22, 2001, by and between the Registrant and Thomas F. Sheehan.
10	.9**	Indemnification Agreement, dated as of March 1, 2000, by and between the Registrant and Vern J. Brownell.
10	.10**	Indemnification Agreement, dated as of December 22, 2003, by and between the Registrant and Richard H. Kimball.
10	.11**	Loan and Security Agreement, dated June 12, 2003, by and between the Registrant and Silicon Valley Bank.
10	.12**	Negative Pledge Agreement, dated June 12, 2003, by and between the Registrant and Silicon Valley Bank.
10	.13**	Equipment Loan and Security Agreement, dated December 13, 2001, by and among the Registrant, GATX Ventures, Inc. and Third Coast Capital.
10	.14**	Lease, dated December 12, 2000, as amended, by and between the Registrant and 165 Forest Street Realty Trust of 1992.
10	.15†**	Manufacturing Rights License Agreement, dated March 22, 2002, as amended, between the Registrant and Emulex Corporation.
10	.16**	Microsoft Multipath I/O Driver Program Agreement, dated August 26, 2002, between the Registrant and Microsoft Corporation.
10	.17†**	Red Hat Certified Partner Program Agreement, dated August 9, 2002, between the Registrant and Red Hat, Inc.
10	.18†**	Master Services Agreement, dated June 27, 2003, as amended, between the Registrant and Unisys Corporation.
10	.19**	Third Amended and Restated Registration Rights Agreement, dated December 22, 2003, as amended, among the Registrant and the security holders named therein.
10	.20**	Warrant issued by the Registrant to GATX Ventures, Inc. on December 13, 2001.
10	.21**	Warrant issued by the Registrant to GATX Ventures, Inc. on December 13, 2001.
10	.22**	Warrant issued by the Registrant to Third Coast Capital on December 13, 2001.

Exhibit
No.		Description

10	.23**	Warrant issued by the Registrant to William Bradford Wheatley on December 13, 2001.
10	.24**	Warrant issued by the Registrant to Jeffrey Richardson on December 13, 2001.
10	.25**	Warrant issued by the Registrant to Kathleen Wilkerson on December 13, 2001.
10	.26**	Warrant issued by the Registrant to Silicon Valley Bank on June 10, 2003.
10	.27**	Warrant issued by the Registrant to Heidrick & Struggles, Inc on February 2, 2004.
10	.28†**	General Purchase Agreement, dated June 26, 2002, by and between the Registrant and Goldman, Sachs & Co.
10	.29†**	Master Purchase, License and Maintenance Services Agreement, effective December 12, 2002, by and between the Registrant and JPMorgan Chase Bank.
10	.30†**	General Purchase Agreement, dated December 31, 2001, as amended, by and between the Registrant and Credit Suisse First Boston Corporation.
10.31		GNU General Public License dated June 1991.
10	.32†	Term Sheet, dated March 12, 2003, by and between the Registrant and Celestica, Inc.
10	.33*	Form of Concurrent Private Placement Stock Purchase Agreement, by and among the Registrant and the purchasers named therein.
21.1		List of Significant Subsidiaries.
23.1		Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm.
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.